Exhibit 99.1

SNDL INC.

NOTICE OF MEETING AND

INFORMATION CIRCULAR

DATED JUNE 20, 2025

FOR THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD VIRTUALLY

ON

JULY 29, 2025

AT 10:00 a.m. (Toronto Time)

SNDL INC.

NOTICE OF ANNUAL AND SPECIAL MEETING

OF SHAREHOLDERS TO BE HELD VIRTUALLY ON

JULY 29, 2025

To Shareholders:

Notice is hereby given that the annual and special meeting (the “Meeting”) of the holders (“Shareholders”) of common shares (“Common Shares”) of SNDL Inc. (the “Corporation” or “SNDL”) will be held on July 29, 2025 at 10:00 a.m. (Toronto time). The Corporation is hosting the Meeting in virtual-only format. The Corporation encourages all Shareholders to virtually attend the Meeting. Shareholders can find important information and detailed instructions about how to attend and participate in the Meeting in the accompanying information circular of the Corporation dated June 20, 2025 (the “Information Circular”).

Registered Shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting online at https://meetings.lumiconnect.com/400-949-043-587, all in real time, provided they are connected to the internet and properly follow the instructions contained on the website. Beneficial Shareholders (being Shareholders who hold their Common Shares through a broker, investment dealer, bank, trust corporation, custodian, nominee or other intermediary) who have not duly appointed themselves as proxyholders may still attend the Meeting as guests. Guests will be able to listen to the Meeting but will not be able to vote at the Meeting or ask questions.

The Meeting and any or all adjournments thereof will be held to:

1.	receive and consider the audited financial statements of the Corporation for the year ended December 31, 2024 and the auditors’ report thereon;

2.	consider and, if deemed advisable, fix the number of directors of the Corporation for the ensuing year, or as otherwise authorized by the Shareholders, at seven (7) members;

3.	elect the directors of the Corporation for the ensuing year;

4.	re-appoint CBIZ Inc. (formerly Marcum LLP) as the auditor of the Corporation for the ensuing year at such remuneration as may be fixed by the board of directors of the Corporation;

5.

consider and, if deemed advisable, pass, with or without variation, an ordinary resolution of shareholders approving (a) the Stock Option Plan of the Corporation and the unallocated stock options issuable thereunder, and (b) the Restricted and Performance Share Unit Plan of the Corporation and the unallocated restricted share units and performance share units issuable thereunder (all as further described in the Information Circular); and

6.	transact such further and other business as may properly come before the Meeting or any adjournment or postponement thereof.

The nature of the business to be transacted at the Meeting and the specific details of the matters proposed to be put to the Meeting are described in further detail in the accompanying Information Circular. As a Shareholder, it is very important that you read the Information Circular and other Meeting materials carefully before voting. They contain important information with respect to voting your Common Shares and attending and participating at the Meeting.

The record date for the determination of Shareholders entitled to receive notice of and to vote at the Meeting is June 16, 2025. Shareholders whose names have been entered in the register at the close of business on that date will be entitled to receive notice of and to vote at the Meeting, provided that, to the extent a Shareholder transfers the ownership of any of his, her or its Common Shares after such date and the transferee of those Common Shares establishes that he, she or it owns the Common Shares and requests, not later than ten (10) days before the Meeting, to be included in the list of Shareholders eligible to vote at the Meeting, such transferee will be entitled to vote those Common Shares at the Meeting.

Management is soliciting proxies. Shareholders who are unable to attend the Meeting or any adjournment or postponement thereof and who wish to ensure that their Common Shares will be voted are requested to complete, date and sign the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in the Information Circular accompanying this Notice, and: (i) vote it online at https://vote.odysseytrust.com; or (ii) mail it to or deposit it with the Corporation’s Canadian transfer agent, Odyssey Trust Company at:

Odyssey Trust Company

Traders Bank Building

702, 67 Yonge Street

Toronto, Ontario M5E 1J8

Attention: Proxy Department

For the proxy to be valid, the duly completed and signed form of proxy must be received not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time set for the Meeting or any adjournment or postponement thereof. A Shareholder may appoint as his, her or its proxy a person or company other than those named in the enclosed form of proxy. That person or company does not have to be a Shareholder.

Notice-and-Access

The Corporation has decided to use the notice-and-access (“Notice-and-Access”) rules provided under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) for the delivery of this notice of annual and special meeting, the Information Circular, audited consolidated financial statements of SNDL for the years ended December 31, 2024 and December 31, 2023 and the auditors’ report thereon and a form of proxy or a voting instruction form (as applicable) (collectively, the “Meeting Materials”) to non-registered Shareholders (“Beneficial Shareholders”) for the Meeting. The Notice-and-Access method of delivery of Meeting Materials allows the Corporation to deliver the Meeting Materials to Beneficial Shareholders over the internet in accordance with the Notice-and-Access rules adopted by the Canadian Securities Administrators under NI 54-101.

Beneficial Shareholders will receive, by mail, a VIF enabling them to vote at the Meeting. However, instead of a paper copy of the Meeting Materials, Beneficial Shareholders will receive only a notice with information on the date, location and purpose of the Meeting, as well as information on how they may access such materials electronically. The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and will also reduce the cost of printing and mailing the Meeting Materials to Shareholders. Beneficial Shareholders are reminded to view the Meeting Materials prior to voting or causing their votes to be cast. Materials can be viewed online under the Corporation’s profile on SEDAR+ at www.sedarplus.com or on the website of Odyssey Trust Company, the Corporation’s Canadian transfer agent and registrar, at https://odysseytrust.com/client/sndlinc/. The Meeting Materials will remain posted on Odyssey Trust Company’s website at least until the date that is one year after the date the Meeting Materials were posted. The Corporation will not be adopting stratification procedures in relation to the use of Notice-and-Access rules. The Corporation is providing paper copies of the Meeting Materials to its Registered Shareholders and to those Beneficial Shareholders who have existing instructions on their account to receive paper materials.

Beneficial Shareholders may request paper copies of the Meeting Materials be sent to them by postal delivery at no cost to them. Requests may be made up to one year from the date the Meeting Materials are posted on Odyssey Trust Company’s website. In order to receive a paper copy of the Meeting Materials or if you have questions concerning Notice-and-Access, please call the Corporation’s Canadian transfer agent and registrar, Odyssey Trust Company, toll free at 1-888-290-1175 (within North America) or 1-587-885-0960 (outside North America). Any requests for material received before the meeting date should be fulfilled within 3 business days.

ii

DATED this 20th day of June, 2025	BY ORDER OF THE BOARD OF DIRECTORS
OF SNDL INC.

/s/ “Zachary George”
Zachary George
Chief Executive Officer and Director

iii

SNDL INC.

Information Circular – June 20, 2025

For the Annual and Special Meeting of

Shareholders of SNDL Inc.

to be held on July 29, 2025

FORWARD-LOOKING STATEMENTS

This Information Circular (as defined herein) contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable securities laws. All statements other than statements of present or historical fact contained in this Information Circular are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “target”, “intend”, “could”, “might”, “should”, “believe” and other similar expressions that are predictions of or indicate future events and trends, or the negative thereof.

These forward-looking statements include, but are not limited to, statements about: our goals; environmental, social and governance priorities; statements regarding the goals and outcomes of our compensation for directors and named executive officers; risk mitigation strategies and business strategies, plans and projects.

Although the forward-looking statements contained in this Information Circular are based on assumptions that the Corporation believes are reasonable, you are cautioned that actual results and developments may differ materially from those made in or suggested by the forward-looking statements contained in this Information Circular. In addition, even if results and developments are consistent with the forward-looking statements contained in this Information Circular, those results and developments may not be indicative of results or developments in subsequent periods. Certain assumptions made in preparing the forward-looking statements contained in this Information Circular include:

●	the Corporation’s ability to implement its operational and liquidity strategies as well as its strategic initiatives;
●	the Corporation’s competitive advantages;
●	the impact of competition;
●	the changes and trends in the cannabis cultivation and retail, and the liquor retail industry;
●	changes in laws, rules and regulations;
●	the Corporation’s ability to maintain and renew required licences;
●	the Corporation’s ability to maintain good business relationships with its customers, distributors and other strategic partners;
●	the Corporation’s ability to keep pace with changing consumer preferences;
●	the Corporation’s ability to protect its intellectual property;
●	the Corporation’s ability to identify, finance and consummate acquisitions on attractive terms, integrate acquired companies and to realize the benefits of such acquisitions;
●	the Corporation’s ability to retain key personnel;
●	the Corporation’s ability to efficiently deploy capital and achieve its expected and desired returns on such investments;
●	the Corporation’s ability to open new retail locations and attract a sufficient number of qualified franchisees; and
●	the absence of material adverse changes in the Corporation’s industry or the global economy, including as a result of global economic downturns.

These forward-looking statements are based on the Corporation’s current expectations, estimates, forecasts and projections about our business and the industry in which it operates and management’s beliefs and assumptions, and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. As a result, any or all of our forward-looking statements in this Information Circular may turn out to be inaccurate. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the section titled “Risk Factors” in the Corporation’s Annual Information Form (as defined herein).

The forward-looking statements contained in this Information Circular are expressly qualified by this cautionary statement. Except as required under applicable securities laws, the Corporation does not undertake or assume any obligation to publicly update or revise any forward-looking statements. Shareholders should read this entire Information Circular and consult their own professional advisors to assess the legal issues, risk factors and other aspects of the matters to be voted on at the Meeting prior to voting their Common Shares.

GLOSSARY OF TERMS

Unless the context otherwise requires, when used in this Information Circular, the following terms shall have the meanings set forth below.

“2024 Meeting” means the annual meeting of Shareholders held on July 30, 2024;

“ABCA” means the Business Corporations Act, Alberta R.S.A. 2000, c. B-9;

“Advance Notice Provisions” means the Corporation’s advance notice bylaws;

“Annual Information Form” means the annual information form of the Corporation dated March 17, 2025 for the year ended December 31, 2024;

“Annual Retainer” means the annual retainer or salary payable to an Eligible Director;

“Anti-Hedging Policy” means the anti-hedging policy adopted by SNDL;

“Articles” means the articles of amalgamation of SNDL and all amendments thereto;

“Audit Committee” means the audit committee of the Board;

“Audit Committee Mandate” means the written mandate setting forth the purpose, composition, authority and responsibility of the Audit Committee;

“Award Date” means, unless otherwise determined by the Board, March 15th, June 15th, September 15th and December 15th of each calendar year;

“Beneficial Shareholder” means Shareholders who hold their Common Shares through an Intermediary or who otherwise do not hold their Common Shares in their own name;

“Blackout Periods” has the meaning ascribed to such term in Appendix “B” – Form 51-102F6 – Statement of Executive Compensation;

“Board” means the board of directors of SNDL;

“Board Mandate” means the formal mandate adopted by the Board;

“Broadridge” means Broadridge Financial Solutions, Inc.;

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Calgary, Alberta;

“CEO” means Chief Executive Officer;

“Chairman” means the chairman of the Board;

“Clawback Policy” means the clawback policy adopted by SNDL;

“Code of Conduct” means SNDL’s code of conduct;

“Committees” means collectively, the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee;

“Common Shares” means common shares of SNDL;

“Compensation Committee” means the compensation committee of the Board;

“Compensation Committee Charter” means the written charter setting forth the purpose, composition, authority and responsibilities of the Compensation Committee;

“Compensation Plan Resolution” means the proposed Shareholder resolution approving (a) the Stock Option Plan and the unallocated Options issuable thereunder, and (b) the Restricted and Performance Share Unit Plan and the unallocated RSUs and PSUs issuable thereunder, in each case as described herein;

“Control Number” means the control number located on the Proxy Form;

“Corporation” or “SNDL” means SNDL Inc.;

“Deferred Share Unit Amount” has the meaning ascribed to such term in Appendix ”B” – Form 51-102F6 – Statement of Executive Compensation;

“Deferred Share Unit Plan” means the deferred share unit plan adopted by SNDL;

“Deferred Share Units” or “DSUs” means deferred share units of SNDL granted pursuant to the Deferred Share Unit Plan;

“Director Nominees” means those individuals nominated for election as directors of the Corporation;

“Diversity Policy” means the diversity policy adopted by the Board;

“Eligible Directors” means non-employee directors of the Corporation and its subsidiaries who are eligible to participate in the Deferred Share Unit Plan;

“Employee Warrants” means employee warrants to purchase Common Shares;

“ESG Policy” means the environment, climate change, and health and safety policy adopted by the Board;

“Excluded Director” means directors who are employees of SNDL;

“Executive Officers” means the executive officers of SNDL, including NEOs;

“Expiry Date” means the date on which an Option expires;

“Fiscal 2024” means the fiscal year ended December 31, 2024;

“Grant Date” means the date on which Options are granted;

“Independent Directors” has the meaning ascribed to such term in Appendix ”A” – Form 58-101F1 – Corporate Governance Disclosure;

“Information Circular” means this information circular of SNDL dated June 20, 2025;

“Intermediary” means, collectively, a broker, financial institution, trustee, nominee or other intermediary;

“Majority Voting Policy” means the Corporation’s majority voting policy;

“Management Designee” means the persons named in the enclosed Proxy Form or VIF, being directors and/or officers of SNDL;

“Mandatory Deferred Retainer Amount” has the meaning ascribed to such term in Appendix ”A” – Form 51-102F6 – Statement of Executive Compensation;

“Meeting” means the annual and special meeting of Shareholders to be held on July 29, 2025 at 10:00 a.m. (Toronto time);

“Nasdaq” means the Nasdaq Capital Market;

“NEO” means a named executive officer;

“NI 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations;

“NI 52-110” means National Instrument 52-110 – Audit Committees;

“NI 54-101” means National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer;

“NI 58-101” means National Instrument 58-101 – Disclosure of Corporate Governance Practices;

“Nominating and Corporate Governance Committee” means the nominating and corporate governance committee of the Board;

“Nominating and Corporate Governance Committee Charter” means the written charter setting forth the purpose, composition, authority and responsibilities of the Nominating and Corporate Governance Committee;

“Notice of Meeting” means the notice of annual and special meeting enclosed with this Information Circular;

“Notice of Meeting Date” means the first announcement of an annual meeting date of Shareholders;

“Notice of Nomination” means a notice submitted by a Shareholder, pursuant to the Advance Notice Provisions, nominating a director;

“Nova” means Nova Cannabis Inc.;

“Odyssey” means Odyssey Trust Company, the Corporation’s Canadian transfer agent and registrar;

“Options” means the stock options of SNDL granted pursuant to the Stock Option Plan;

“Order” means collectively: (i) a cease trade order; (ii) an order similar to a cease trade order; or (iii) an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days;

“Participant” means an eligible participant under the Stock Option Plan;

“Proxy Form” means the form of proxy for Common Shares;

“PSUs” means the performance share units of SNDL granted pursuant to the Restricted and Performance Share Unit Plan;

“Record Date” means June 16, 2025;

“Registered Shareholders” means a person whose name appears on the register of Shareholders as an owner of Common Shares;

“Renewal Policy” means the board renewal policy adopted by the Board;

“Restricted and Performance Share Unit Plan” means the restricted and performance share unit plan adopted by SNDL;

“RSUs” means the restricted share units of SNDL granted pursuant to the Restricted and Performance Share Unit Plan;

“SEC” means the United States Securities and Exchange Commission;

“SEDAR+” means the System for Electronic Data Analysis and Retrieval +;

“Separation from Service” has the meaning ascribed to such term in Appendix ”B” – Form 51-102F6 – Statement of Executive Compensation;

“Share Units” means, collectively, the RSUs and the PSUs;

“Shareholders” means holders of Common Shares of SNDL;

“SNDL Annual MD&A” means the management’s discussion and analysis of SNDL dated March 17, 2025 for the year ended December 31, 2024;

“SNDL Financial Statements” means the audited consolidated financial statements of SNDL for the years ended December 31, 2024 and December 31, 2023 and the auditors’ report thereon;

“Stock Option Plan” means the stock option plan adopted by SNDL;

“subsidiaries” has the meaning ascribed thereto in Section 1.1 of National Instrument 45-106 – Prospectus Exemptions;

“SUP Participants” means employees, officers and consultants of SNDL and its subsidiaries who are eligible to participate in the Restricted and Performance Share Unit Plan;

“Termination Event” means an Eligible Director’s death, retirement, or resignation;

“Third Party Proxyholder” means a person who is a Shareholder may choose to represent them at the Meeting, as proxyholder, other than the Management Designees; and

“VIF” means the voting instruction form sent to Beneficial Shareholders in respect of the Meeting.

SOLICITATION OF PROXIES

This Information Circular is furnished by the management of SNDL to Shareholders in connection with the solicitation of proxies to be voted at the Meeting.

SNDL is hosting its meeting in a virtual-only format. SNDL encourages all Shareholders to virtually attend the Meeting.

The Meeting, and any adjournment or postponement thereof, for the purposes set forth in the Notice of Meeting will be held on July 29, 2025 at 10:00 a.m. (Toronto time) as a virtual-only Meeting via live audio webcast online at https://meetings.lumiconnect.com/400-949-043-587.

Registered Shareholders and duly appointed proxyholders who participate at the Meeting online will be able to listen to the Meeting, ask questions and vote, all in real time, provided they are connected to the internet and comply with all of the requirements set out below. Beneficial Shareholders who have not duly appointed themselves as proxyholders may still attend the Meeting as guests. Guests will be able to listen to the Meeting but will not be able to vote at the Meeting or ask questions. This is because the Corporation and its transfer agent do not have a record of the Beneficial Shareholders, and, as a result, will have no knowledge of your shareholdings or entitlement to vote, unless you appoint yourself as proxyholder. If you are a Beneficial Shareholder and wish to vote at the Meeting, you have to appoint yourself as proxyholder, by inserting your own name in the space provided on the VIF sent to you, and must follow all of the applicable instructions provided by your intermediary. For additional information on how to attend and vote at the Meeting, see “Appointment of Proxy” and “How do I Attend and Participate in the Meeting?” in this Information Circular.

The information contained herein is provided as of the Record Date, unless indicated otherwise. No person has been authorized to give any information or make any representation in connection with matters to be considered at the Meeting other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized by SNDL or the management of SNDL. Unless otherwise indicated herein, all dollar amounts are expressed in Canadian dollars. All references to “$” are to Canadian dollars unless otherwise stated.

PERSONS MAKING THE SOLICITATION

This solicitation is made on behalf of management of the Corporation. The Corporation will bear the costs incurred in the preparation and dissemination of the enclosed Proxy Form or VIF, as applicable, Notice of Meeting and this Information Circular. In addition to mailing the Proxy Forms and VIFs, proxies may be solicited by phone, email, internet or other means of communication, by directors, officers and employees of the Corporation who will not be remunerated therefor.

NOTICE TO BENEFICIAL HOLDERS

The information set forth in this section is of significant importance to many Shareholders, as a substantial number of the Shareholders do not hold Common Shares in their own name. Beneficial Shareholders should note that only proxies deposited by Registered Shareholders can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in the Shareholder’s name on the records of the Corporation. Such Common Shares will more likely be registered under the name of the Shareholder’s Intermediary. Common Shares held by Intermediaries or their nominees generally can only be voted upon the instructions of the Beneficial Shareholder. Without specific instructions, the brokers/nominees are generally prohibited from voting Common Shares for their clients.

Applicable regulatory policy requires Intermediaries to seek voting instructions from Beneficial Shareholders in advance of meetings of securityholders. Every Intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the Proxy Form; however, its purpose is limited to instructing the Registered Shareholder how to vote on behalf of the Beneficial Shareholder.

The majority of Intermediaries now delegate responsibility for obtaining voting instructions from clients to Broadridge. Broadridge typically mails a scannable VIF in lieu of the form of proxy. Beneficial Shareholders are requested to complete and return the VIF to Broadridge by mail, phone or online. Alternatively, Beneficial Shareholders can call a toll-free telephone number or access Broadridge’s dedicated voting website (each as noted on the VIF) to deliver their voting instructions and vote the Common Shares held by them. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. The VIF must be returned as directed by Broadridge well in advance of the Meeting in order to have the Common Shares voted.

Beneficial Shareholders who receive forms of proxies or voting materials from organizations other than Broadridge should complete and return such forms of proxies or voting materials in accordance with the instructions on such materials in order to properly vote their Common Shares at the Meeting.

A Beneficial Shareholder receiving a VIF from Broadridge or a form of proxy from an organization other than Broadridge cannot use it to vote Common Shares directly at the Meeting. A Beneficial Shareholder who wishes to vote directly at the Meeting must have themselves appointed as proxy by the Registered Shareholder by following the instructions in the voting instruction or form of proxy.

The Corporation uses Broadridge to send proxy-related materials to non-objecting beneficial owners under NI 54-101. The Corporation will not pay for proximate Intermediaries to forward the proxy related materials and the VIF to objecting beneficial owners under NI 54-101 and accordingly, objecting beneficial owners will not receive such materials unless their intermediary assumes the cost of delivery.

NOTICE-AND-ACCESS

The Corporation has decided to use the notice-and-access (“Notice-and-Access”) rules provided under NI 54-101 for the delivery of the Notice of Meeting, the Information Circular, the SNDL Financial Statements and the Proxy Form or VIF (as applicable) (collectively, the “Meeting Materials”) to Beneficial Shareholders for the Meeting. The Notice-and-Access method of delivery of Meeting Materials allows the Corporation to deliver the Meeting Materials to Beneficial Shareholders over the internet in accordance with the Notice-and-Access rules adopted by the Canadian Securities Administrators under NI 54-101.

Beneficial Shareholders will receive, by mail, a VIF enabling them to vote at the Meeting. However, instead of a paper copy of the Meeting Materials, Beneficial Shareholders will receive only a notice with information on the date, location and purpose of the Meeting, as well as information on how they may access such materials electronically. The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and will also reduce the cost of printing and mailing the Meeting Materials to Shareholders. Beneficial Shareholders are reminded to view the Meeting Materials prior to voting or causing their votes to be cast. Materials can be viewed online under the Corporation’s profile on SEDAR+ at www.sedarplus.com or on the website of Odyssey, the Corporation’s Canadian transfer agent and registrar, at https://odysseytrust.com/client/sndlinc/. The Meeting Materials will remain posted on Odyssey’s website at least until the date that is one year after the date the Meeting Materials were posted. The Corporation will not be adopting stratification procedures in relation to the use of Notice-and-Access rules.

Beneficial Shareholders may request paper copies of the Meeting Materials be sent to them by postal delivery at no cost to them. Requests may be made up to one year from the date the Meeting Materials are posted on Odyssey’s website. In order to receive a paper copy of the Meeting Materials or if you have questions concerning Notice-and-Access, please call the Corporation’s Canadian transfer agent and registrar, Odyssey, toll free at 1-888-290-1175 (within North America) or 1-587-885-0960 (outside North America). The Corporation is providing paper copies of the Meeting Materials only to its Registered Shareholders.

Obtaining Paper Copies of Meeting Materials

Shareholders may request to receive paper copies of the materials by mail at no cost. Requests for paper copies must be received by July 15, 2025, for the paper copy to be delivered in advance of the Meeting. Shareholders may request a paper copy of the materials up to one year from the date the materials were filed on SEDAR+.

For more information regarding Notice-and-Access or to obtain a paper copy of the Meeting Materials, please contact our Canadian transfer agent, Odyssey, via their website at www.odysseycontact.com or by phone at 1-888-290-1175 (within North America) or 1-587-885-0960 (outside North America).

RECORD DATE

Only Shareholders of record on June 16, 2025 are entitled to notice of, to attend and to vote at the Meeting, unless a Shareholder has transferred any Common Shares subsequent to that date and the transferee, not later than ten (10) days before the Meeting, establishes ownership of the Common Shares and requests that the transferee’s name be included on the list of Shareholders in accordance with the ABCA.

APPOINTMENT OF PROXY

As a Shareholder submitting a Proxy Form or VIF you have the right to appoint a person (who need not be a Shareholder) or company to represent you at the Meeting other than the person or persons designated in the Proxy Form or VIF furnished by the Corporation. To exercise this right, you should insert the name of the desired representative in the blank space provided in the Proxy Form and strike out the other names or submit another appropriate proxy. You must also follow the instructions set out below.

The following applies to Third Party Proxyholders, other than the Management Designees, as proxyholder, including Beneficial Shareholders who wish to appoint themselves as proxyholder to attend, participate or vote at the Meeting.

The instrument appointing a proxy must be in writing and must be executed by you or your attorney authorized in writing or, if you are a corporation, under your corporate seal or by a duly authorized officer or attorney of the corporation.

In order to be effective, the Proxy Form must be mailed so as to be deposited with the Corporation’s Canadian transfer agent, Odyssey at Traders Bank Building, 702-67 Yonge Street, Toronto, Ontario M5E 1J8, Attention: Proxy Department, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time set for the Meeting or any adjournment or postponement thereof. No instrument appointing a proxy shall be valid after the expiration of 12 months from the date of its execution. Failure to complete or deposit the Proxy Form properly may result in its invalidation. The time limit for the deposit of Proxy Forms may be waived by the Board at its discretion without notice.

Shareholders who wish to appoint a Third Party Proxyholder to attend, participate or vote at the Meeting as their proxy and vote their Common Shares MUST submit their Proxy Form or VIF (as applicable) appointing such Third Party Proxyholder AND register the Third Party Proxyholder, as described below. Registering your proxyholder is an additional step to be completed AFTER you have submitted your Proxy Form or VIF (as applicable). Failure to register the proxyholder will result in the proxyholder not receiving a username to attend, participate or vote at the Meeting. Registration may be completed as follows:

●

Step 1: Submit your Proxy Form or VIF: To appoint a Third Party Proxyholder, insert such person’s name in the blank space provided in the Proxy Form or VIF (if permitted) and follow the instructions for submitting such Proxy Form or VIF. This must be completed prior to registering such Third Party Proxyholder, which is an additional step to be completed once you have submitted your Proxy Form or VIF. If you are a Beneficial Shareholder located in the United States, you must also provide Odyssey with a duly completed legal proxy if you wish to attend, participate or vote at the Meeting or, if permitted, appoint a Third Party Proxyholder. See “Legal Proxy - US Beneficial Shareholders Only” below for additional details.

●

Step 2: Register your proxyholder: To register a Third Party Proxyholder, Shareholders MUST send an email to appointee@odysseytrust.com by 10:00 a.m. (Toronto time) on July 25, 2025, which must provide Odyssey with the required Third Party Proxyholder contact information, the number of Common Shares appointed, the name in which the Common Shares are registered if the Shareholder is a Registered Shareholder, or the name of the broker where the Common Shares are held if the Shareholder is a Beneficial Shareholder, so that Odyssey may provide the proxyholder with a username via email. Without a username, proxyholders will not be able to attend, participate or vote at the Meeting.

If you are a Beneficial Shareholder and wish to attend, participate or vote at the Meeting, you have to insert your own name in the space provided on the VIF sent to you by your intermediary, follow all of the applicable instructions provided by your intermediary AND register yourself as your Third Party Proxyholder, as described above. By doing so, you are instructing your intermediary to appoint you as Third Party Proxyholder. It is important that you comply with the signature and return instructions provided by your intermediary. Please also see further instructions below under the heading “How do I Attend and Participate in the Meeting?” in this Information Circular.

Legal Proxy – US Beneficial Shareholders Only

If you are a Beneficial Shareholder located in the United States and wish to attend, participate or vote at the Meeting or, if permitted, appoint a Third Party Proxyholder, in addition to the steps described above and below under “How do I Attend and Participate in the Meeting?”, you must obtain a valid legal proxy from your intermediary. Follow the instructions from your intermediary included with the legal proxy form and the VIF sent to you, or contact your intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your intermediary, you must then submit such legal proxy to Odyssey. Requests for registration from Beneficial Shareholders located in the United States that wish to attend, participate or vote at the Meeting or, if permitted, appoint a Third Party Proxyholder must be sent by email to appointee@odysseytrust.com and received by 10:00 a.m. (Toronto time) on July 25, 2025.

REVOCABILITY OF PROXY

In addition to revocation in any other manner permitted by law, a Registered Shareholder who has given a proxy may revoke it by:

(a)

executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the Registered Shareholder or the Registered Shareholder’s authorized attorney in writing, or, if the Registered Shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to the Corporation’s Canadian transfer agent, Odyssey, at Traders Bank Building, 702-67 Yonge Street, Toronto, Ontario M5E 1J8, Attention: Proxy Department, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time set for the Meeting or any adjournment or postponement thereof at which the proxy is to be used, or to the Chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law; or

(b)	attending the Meeting online and voting or withholding from voting the Registered Shareholder’s Common Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

EXERCISE OF DISCRETION BY PROXY

The persons named in the Proxy Form will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to the matter to be acted upon, your Common Shares will be voted accordingly. The Proxy Form confers discretionary authority on persons named therein with respect to:

(a)	each matter identified therein for which a choice is not specified;

(b)	any amendment to or variation of any matter identified herein; and

(c)	any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy Form, the persons named in the Proxy Form will vote the Common Shares represented by the Proxy Form for the approval of such matter.

As at the date of this Information Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed Proxy Form to vote the Common Shares represented thereby in accordance with their best judgment on such matters.

HOW DO I ATTEND AND PARTICIPATE IN THE MEETING?

SNDL is holding the Meeting in a virtual-only format, which will be conducted via live audio webcast. Shareholders will not be able to attend the Meeting in person.

Attending the Meeting online enables Registered Shareholders and duly appointed proxyholders, including Beneficial Shareholders who have duly appointed themselves as proxyholder, to participate at the Meeting and ask questions, all in real time. All such Registered Shareholders and duly appointed proxyholders, regardless of geographic location and equity ownership, will have an equal opportunity to participate in the Meeting and engage with the directors of the Corporation, as well as other Shareholders. In order to attend, participate or vote at the Meeting (including for voting and asking questions at the Meeting), Shareholders must have a valid username.

Registered Shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting online at https://meetings.lumiconnect.com/400-949-043-587. Such persons may then enter the Meeting by clicking “I have a login” and entering a username and password before the start of the Meeting, as follows:

(i) Registered Shareholders: The Control Number located on the Proxy Form (or in the email notification you received) is the username. The password to the Meeting is “SNDL2025” (case sensitive). If as a Registered Shareholder you are using your Control Number to login to the Meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies for the Meeting and will be provided the opportunity to vote by online ballot on the matters put forth at the Meeting. If you do not wish to revoke a previously submitted proxy, as the case may be, you will need to attend the Meeting as a guest and will not be able to participate at the Meeting online.

(ii) Duly appointed proxyholders: Odyssey will provide the proxyholder with a Control Number (username) by email after the proxy submission deadline has passed. The password to the Meeting is “SNDL2025” (case sensitive). Only Registered Shareholders and duly appointed proxyholders will be entitled to attend, participate and vote at the Meeting. Beneficial Shareholders who have not duly appointed themselves as proxyholder will be able to attend the Meeting as a guest but not be able to participate or vote at the Meeting. Shareholders who wish to appoint a Third Party Proxyholder to represent them at the Meeting (including Beneficial Shareholders who wish to appoint themselves as proxyholder to attend, participate or vote at the Meeting) MUST submit their duly completed Proxy Form or VIF AND register the proxyholder. See the section entitled “Appointment of Proxy” above in this Information Circular.

Guests, including Beneficial Shareholders who have not duly appointed themselves as proxyholder, will be able to attend as a guest and listen to the webcast as set out below, but will not be able to participate in or vote at the Meeting. To join as a guest, please visit the Meeting online at https://meetings.lumiconnect.com/400-949-043-587 and select “Join as a Guest” when prompted.

If you attend the Meeting online, it is important that you are connected to the Internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting. You should allow ample time to check into the Meeting online and complete the related procedure.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Board has fixed June 16, 2025 as the Record Date for the determination of Shareholders entitled to notice of and to vote at the Meeting, and at any adjournment or postponement thereof, except to the extent that a Shareholder transfers ownership of the Common Shares after the Record Date, in which case the transferee shall be entitled to vote such Common Shares upon establishing ownership and requesting, not later than ten (10) days before the Meeting, to be included in the list of Shareholders entitled to vote at the Meeting.

The Corporation is authorized to issue an unlimited number of Common Shares, without nominal or par value. As of the Record Date, there were 257,315,818 Common Shares issued and outstanding. Each Common Share carries the right to one (1) vote on all matters to be acted upon at the Meeting.

To the best of the knowledge of the directors and officers of the Corporation, no person beneficially owns directly or indirectly, or exercises control or direction over, ten percent (10%) or more of the votes attached to the Common Shares.

QUORUM AND APPROVAL REQUIREMENTS

Under the Corporation’s by-laws, a quorum for the transaction of business at any meeting of Shareholders is at least two (2) persons holding or representing by proxy not less than twenty-five percent (25%) of the issued and outstanding Common Shares entitled to vote at the meeting. A properly executed Proxy Form or vote by internet will result in a Shareholder being considered part of the quorum.

Under the Corporation’s by-laws and the ABCA, if a quorum is present at the opening of the Meeting, the Shareholders present may proceed with the business of the Meeting notwithstanding that a quorum is not present throughout the Meeting. If a quorum is not present at the opening of the Meeting, Shareholders present may adjourn the Meeting to a fixed time and place but may not transact any other business.

All matters, to be considered at the Meeting are ordinary resolutions requiring approval by more than fifty percent (50%) of the votes cast in respect of the resolution at the Meeting or by proxy.

PARTICULARS OF THE MATTERS TO BE ACTED UPON AT THE MEETING

1.	Receipt of Financial Statements and Auditors’ Report

The SNDL Financial Statements can be found on SEDAR+ at www.sedarplus.com under the Corporation’s profile. The SNDL Financial Statements will be placed before the Shareholders at the Meeting, but no vote by the Shareholders with respect thereto is required or proposed to be take.

2.	Fixing the Number of Directors

At the Meeting, the Shareholders will be asked to pass an ordinary resolution that the number of directors to be elected at the Meeting to hold office until the next annual meeting of Shareholders or until their successors are elected or appointed, subject to the Articles and by-laws of the Corporation, be set at seven (7).

Unless otherwise directed, the Management Designees named in the accompanying Proxy Form intend to vote such proxies in favour of a resolution fixing the number of directors to be elected at the Meeting at seven (7).

3.	Election of Directors

The Articles of the Corporation provide for a minimum of three directors and a maximum of 12 directors. All current directors have been elected or appointed for a term ending immediately prior to the Meeting or any adjournment or postponement thereof.

The seven (7) Director Nominees of the Corporation to serve until the next annual meeting of Shareholders, or any adjournment or postponement thereof, are as follows:

J. Gregory Mills	Frank Krasovec

J. Carlo Cannell	Bryan Pinney

Lori Ell	Gregory G. Turnbull

Zachary George

See “Director Nominees” in this Information Circular for additional information on the Director Nominees.

Unless otherwise directed, it is the intention of the Management Designees, if named as proxy, to vote in favour of the election of the Director Nominees to the Board. Management does not contemplate that any of the Director Nominees will be unable to serve as a director. However, if for any reason any of the Director Nominees does not stand for election or is unable to serve as such, the Management Designees, if named as proxyholder, reserve the right to vote for any other nominee for director in their sole discretion unless you have specified in your proxy that your Common Shares are to be withheld from voting on the election of that particular Director Nominee.

Majority Voting Policy

The Corporation has the Majority Voting Policy in effect. In the event that a Director Nominee does not receive a greater number of votes “for” than votes “withheld”, such Director Nominee will be expected to offer to tender his or her resignation to the Chairman promptly following the Meeting. The Nominating and Corporate Governance Committee will then consider such offer and make a recommendation to the Board about whether to accept or reject the resignation. The Board will promptly accept the resignation unless it determines, in consultation with the Nominating and Corporate Governance Committee, that there are exceptional circumstances that should delay the acceptance of the resignation or justify rejecting it. The Board will make its decision and announce it in a press release within 90 days following the Meeting. A director who tenders a resignation pursuant to the Majority Voting Policy will not participate in any meeting of the Board or the Nominating and Corporate Governance Committee at which the resignation is considered.

Advance Notice Provisions

The Corporation has Advance Notice Provisions to ensure that directors and management of the Corporation and Shareholders receive adequate notice of director nominations and sufficient information about the nominees to make an informed decision when electing directors at the Meeting and to facilitate orderly and efficient meetings of Shareholders. Only persons who are nominated by Shareholders in accordance with the Advance Notice Provisions are eligible for election as directors of the Corporation.

Under the Advance Notice Provisions, a Shareholder wishing to nominate a director must submit a Notice of Nomination to the corporate secretary of the Corporation: (i) in the case of an annual meeting, at least 30 days before the date of such annual meeting; provided, however, if Notice of Meeting Date is less than 50 days before the date of such annual meeting, the Notice of Nomination must be submitted not later than the close of business on the tenth (10th) day after the Notice of Meeting Date; and (ii) in the case of a special meeting, which is not also an annual meeting, called for the purpose of electing directors, whether or not the special meeting is also called for other purposes, the Notice of Nomination must be submitted not later than the close of business on the 15th day after the first announcement of such special meeting date. Further details regarding the Advance Notice Provisions are available on the Corporation’s SEDAR+ profile at www.sedarplus.com.

4.	Appointment of an Auditor

At the Meeting, Shareholders will be asked to re-appoint CBIZ Inc. (formerly Marcum LLP), independent registered public accountants, of 730 Third Avenue, 11th Floor, New York, NY 10017, as the auditor of the Corporation, to serve until the close of the next annual meeting of Shareholders, and to authorize the directors of the Corporation to fix their remuneration. CBIZ Inc. (formerly Marcum LLP) has served as the auditor of the Corporation since July 21, 2022.

CBIZ Inc. has advised the Corporation that they are independent with respect to the Corporation, within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and within the meaning of U.S. federal securities laws and the applicable rules and regulations of the SEC and the United States Public Company Accounting Oversight Board.

Unless otherwise directed, the Management Designees named in the accompanying Proxy Form intend to vote such proxies in favour of the re-appointment of CBIZ Inc. (formerly Marcum LLP)as the auditor of the Corporation to hold office until the next annual meeting of Shareholders, at a remuneration to be determined by the directors of the Corporation.

5.	Approval of Equity Compensation Plans and Unallocated Awards

The Stock Option Plan and Restricted and Performance Share Unit Plan are both evergreen plans, which are security-based compensation arrangements that contain provisions so that awards replenish upon the exercise of options or other entitlements. In accordance with the requirements of the Canadian Securities Exchange, all unallocated entitlements issuable under such plans must be approved by shareholders within three years of institution, and within every three years thereafter.

The Stock Option Plan is attached hereto as Appendix “E” – Stock Option Plan, and the Restricted and Performance Share Unit Plan is attached hereto as Appendix “F” – Restricted and Performance Share Unit Plan.

The terms of the Stock Option Plan and Restricted and Performance Share Unit Plan are summarized in Appendix ”B” – Form 51-102F6 – Statement of Executive Compensation.

At the Meeting, Shareholders will be asked to pass an ordinary resolution (the “Compensation Plan Resolution”) approving (a) the Stock Option Plan and the unallocated Options issuable thereunder and (b) the Restricted and Performance Share Unit Plan and the unallocated RSUs and PSUs issuable thereunder. Such approval will remain in effect until July 29, 2028 (being the third anniversary of the Meeting). For the avoidance of doubt, no amendments to the Stock Option Plan or the Restricted and Performance Share Unit Plan are being proposed as part of the Compensation Plan Resolution

Whether or not the Compensation Plan Resolution is approved by the Shareholders, all allocated Options under the Stock Option Plan and RSUs and PSUs under the Restricted and Performance Share Unit Plan will continue unaffected. However, if the Compensation Plan Resolution is not approved by Shareholders at the Meeting, then no new grants of Options or RSUs and PSUs under the Stock Option Plan or Restricted and Performance Share Unit Plan, respectively, will be made.

Shareholders will therefore be asked at the Meeting to pass the Compensation Plan Resolution in the following form, with or without variation, relating to the approval described above:

“RESOLVED THAT:

(a)

the stock option plan (the “Stock Option Plan”) of SNDL Inc. (the “Corporation”), the full text of which is attached as Appendix “E” to the Management Information Circular of the Corporation dated June 20, 2025, be and is hereby authorized and approved;

(b)	all unallocated options under the Stock Option Plan be and are hereby approved and that the Corporation be authorized to continue granting Options under the Stock Option Plan until July 29, 2028; and

(c)

the restricted and performance share unit plan (the “Restricted and Performance Share Unit Plan”) of the Corporation, the full text of which is attached as Appendix “F” to the Management Information Circular of the Corporation dated June 20, 2025, be and is hereby authorized and approved;

(d)

all unallocated restricted share units (“RSUs”) and performance share units (“PSUs”) under the Restricted and Performance Share Unit Plan be and are hereby approved and that the Corporation be authorized to continue granting RSUs and PSUs under the Restricted and Performance Share Unit Plan until July 29, 2028; and

(e)

any one director or officer of the Corporation is hereby authorized and directed for and on behalf of the Corporation to execute or cause to be executed, under the corporate seal of the Corporation or otherwise, and to deliver or cause to be delivered, all such other documents, agreements and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable in order to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.”

Unless otherwise directed, the Management Designees named in the accompanying Proxy Form intend to vote such proxies in favour of the Compensation Plan Resolution.

6.	Other Business

Management is not aware of any other business to come before the Meeting other than as set forth in the Notice of Meeting. If any other business properly comes before the Meeting, it is the intention of the persons named in the proxy to vote the Common Shares represented thereby in accordance with their best judgment on such matter.

DIRECTOR NOMINEES

The following is a brief description of the Director Nominees, including a brief summary of their experience and qualifications together with their age, place of primary residence, principal occupation, date first elected or appointed as a director, membership on committees of the Board as at June 20, 2025, attendance at Board and Committee meetings during 2024, directorships of other public entities, and votes for and withheld at the 2024 Meeting. Also indicated for each Director Nominee is the number of Common Shares and share equivalents beneficially owned, or controlled or directed, directly or indirectly, on the Record Date, the value of such Common Shares and share equivalents as at that date and whether such director meets the shareholding requirements, further details of which are set forth under Appendix ”B” – Form 51-102F6 – Statement of Executive Compensation.

The Board has determined that all Director Nominees, with the exception of Zachary George, are independent within the meaning of NI 58-101. For more information regarding director independence, see Appendix ”B” – Form 51-102F6 – Statement of Executive Compensation.

As of the Record Date, the Director Nominees beneficially own, directly and indirectly, or exercise control or direction over 11,039,999 Common Shares, being approximately 4.29% of the issued and outstanding Common Shares.

Gregory Mills, B.Sc.

Toronto, Ontario, Canada Director Age: 63 Director Since: June 2019 Independent	Membership	2024 Attendance Record
	Board (Chair)	7 of 7 (100%)
	Nominating and Corporate Governance Committee(1)	4 of 4 (100%)
Current Public Board Directorships
Public Boards
Frontier Lithium Inc.
Voting Results of 2024 Meeting
	Number of Votes	% of Votes
	27,229,822 Votes For 5,254,700 Votes Withheld	83.82 16.18

Common Shares and Share Equivalents
Number
1 Common Share 1,399,649 Deferred Share Units 8,000 Common Share Purchase Warrants
Shareholding Requirements
% of Shareholding Requirements	Target Date to Meet Requirements
163%	July 2024

(1) Mr. Mills was replaced as a member of the Nominating and Corporate Governance Committee as of December 11, 2024.

Mr. Mills has been an independent businessman since June 2019 when he retired as the Head of Global Equities at RBC Dominion Securities Inc. Mr. Mills has 35 years of experience in capital markets, including 20 years with RBC Dominion Securities Inc. Mr. Mills has extensive leadership experience, having served as managing director of RBC Capital Markets’ Global Equities division and on the RBC Capital Markets’ Risk Management Committee. Mr. Mills is currently a director of Frontier Lithium Inc. and was previously a director of RBC USA Holdco Corporation and Filament Health Corp. Mr. Mills holds a Bachelor of Science degree in geology from the University of Windsor.

J. Carlo Cannell

Alta, Wyoming, United States Director Age: 61 Director Since: October 2024 Independent	Membership	2024 Attendance Record
	Board	1 of 1 (100%)
	Nominating and Corporate Governance Committee	1 of 1 (100%)(1)
Current Public Board Directorships
Public Boards
None.
Voting Results of 2024 Meeting
N/A
Common Shares and Share Equivalents
Number
9,167,680 Common Shares
99,483 Deferred Share Units
Shareholding Requirements
	% of Shareholding	Target Date to Meet
	Requirements	Requirements
	2919%	October 2029

(1) Mr. Cannell was appointed as a member of the Nominating and Corporate Governance Committee as of December 11, 2024.

Mr. Cannell joined the Board in October 2024. Mr. Cannell currently serves as the managing member of Cannell Capital LLC, a company that invests in under-followed small cap equities. From March 1990 to May 1992, Mr. Cannell specialized in neglected equities and short-selling at Gruber & McBaine Capital. Prior to that, he was an officer of the Bankers Trust Co. Cannell Capital’s first investment partnership, Tonga Partners, L.P., commenced investing in July 1992. Mr. Cannell is a graduate of Phillips Academy ’81 and Princeton University ’85 where he was a Senior Writer at The Daily Princetonian and Chairman of the oldest college magazine in the United States, The Princeton Tiger. In 1989, he matriculated at New College, Oxford, studying business at Templeton College. Mr. Cannell is the youngest son of Peter B. Cannell, who founded the investment firm, Peter B. Cannell & Co., and he is the youngest grandson of Ferdinand Eberstadt, founder of F. Eberstadt & Co.

Lori Ell

Calgary, Alberta, Canada Director Age: 59 Director Since: July 2021 Independent	Membership	2024 Attendance Record
	Board	7 of 7 (100%)
	Audit Committee	7 of 7 (100%)
	Compensation Committee (Chair)	4 of 4 (100%)
Current Public Board Directorships
Public Boards
Thinkific Labs Inc.
Voting Results of 2024 Meeting
	Number of Votes	% of Votes
	20,642,391 Votes For	63.55
	11,842,131 Votes Withheld	36.45
Common Shares and Share Equivalents
Number
5,000 Common Shares(1)
460,608 Deferred Share Units
Shareholding Requirements
	% of Shareholding	Target Date to Meet
	Requirements	Requirements
	125%	June 2026

(1) The Common Shares held by Ms. Ell are held by a company, the shares of which are 50% beneficially owned by Ms. Ell.

Ms. Ell joined the Board in July 2021. She has been President of Growing Ideas, a business consulting practice based in Calgary, Alberta, since 2013, and served as Interim President and CEO of AgJunction Inc. from December 5, 2019, to January 30, 2020. Ms. Ell brings over 25 years of broad-based executive experience across multi-billion-dollar, startup, and mid-market companies in diverse industries, including food manufacturing and technology. She currently serves on the board of Thinkific Labs Inc., where she is a member of the audit committee and chairs the compensation committee. Ms. Ell also sits on the advisory board of Tall Grass Ventures and is a member of the Departmental Audit Committee for Agriculture and Agri-Food Canada, a federal agency. Previously, Ms. Ell served as Chair of the Board of AgJunction Inc., where she also held interim President and CEO roles. In addition, she has served on several other boards in the retail and food processing sectors. From 2004 to 2012, Ms. Ell was President of Agristar Inc., an agri-food manufacturing company. Prior to that, she was Chief Financial Officer of Quortech Solutions Ltd., a technology company. Ms. Ell is a Certified Public Accountant, holds a Bachelor of Management degree, and has earned the ICD.D designation from the Institute of Corporate Directors.

Zachary George, BA, JD

New Canaan, Connecticut, United States Director, CEO Age: 47 Director Since: November 2019 Not Independent	Membership	2024 Attendance Record
	Board	7 of 7 (100%)
Current Public Board Directorships
Public Boards
None.
Voting Results of 2024 Meeting
	Number of Votes	% of Votes
	25,602,408 Votes For	78.81
	6,882,114 Votes Withheld	21.19
Common Shares and Share Equivalents
Number
1,711,393 Common Shares
2,500 Deferred Share Units
6,533,824 Restricted Share Units
Shareholding Requirements
	% of Shareholding	Target Date to Meet
	Requirements	Requirements
	537%(1)	January 2025

(1) Mr. George is an Excluded Director and as such, is not subject to the director shareholding requirements; however, Mr. George is subject to the executive officer shareholding requirements.

Mr. George has been the CEO of SNDL since January 2020. Mr. George co-founded the alternative investment platform FrontFour Capital Group LLC in December 2006. He previously served on the board of Cominar Real Estate Investment Trust and as chairman of the boards of FAM Real Estate Investment Trust and Huntingdon Capital Corp., as the lead independent director of both Cornell Companies Inc. and PW Eagle Inc. and on the boards of Allied Defense Group Inc. and IAT Air Cargo Facilities Income Fund. He has worked in a management capacity and with numerous corporate boards to turnaround operations, to effect corporate action and implement governance policies aimed at maximizing shareholder value.

He holds a Bachelor of Arts degree from Simon Fraser University and a Juris Doctor degree from Brooklyn Law School.

Frank Krasovec

Austin, Texas, United States Director Age: 80 Director Since: January 2023 Independent	Membership	2024 Attendance Record
	Board	7 of 7 (100%)
	Compensation Committee	4 of 4 (100%)
	Nominating and Corporate Governance Committee	4 of 4 (100%)
Current Public Board Directorships
Public Boards
DPC Dash Ltd.
Voting Results of 2024 Meeting
	Number of Votes	% of Votes
	20,523,625 Votes For	63.18
	11,960,896 Votes Withheld	36.82

Common Shares and Share Equivalents
Number
34,925 Common Shares
258,167 Deferred Share Units
Shareholding Requirements
% of Shareholding	Target Date to Meet
Requirements	Requirements
67%	January 2028

Mr. Krasovec joined our board of directors in January 2023. Mr. Krasovec is an experienced entrepreneur who has founded companies in multiple industries, including media/telecommunications, promotional products, energy products and services and real estate development and management. Mr. Krasovec is CEO of Norwood Investments, a financial institution that offers portfolio management, advisory, and real estate development services, a position he has held for over forty years. Mr. Krasovec is also co-founder and chairman of DPC Dash Ltd., a Hong Kong Stock Exchange listed company which owns and operates approximately 1,200 Domino’s Pizza stores in China, since inception in 2011. Mr. Krasovec co-founded TopGolf China and Southeast Asia, a golfing and entertainment complex in 2016, and has been a director and on the executive committee since 2019. Mr. Krasovec currently serves on the boards of Southwestern University and the Austin Theater Alliance. Mr. Krasovec is also a co-founder and board member of Cumulux Air Technologies, an arm of Energetico, an Israeli technology company whose products have reduced commercial HVAC energy expenses by 30 to 60%. Mr. Krasovec received his MBA degree from Ohio University in 1966 and his bachelor’s degree in business from Ohio University in 1965.

Bryan Pinney, BBA (hons), FCA, CBV, ICD.D

Calgary, Alberta, Canada Director Age: 72 Director Since: December 2019 Independent	Membership	2024 Attendance Record
	Board	7 of 7 (100%)
	Audit Committee (Chair)	7 of 7 (100%)
	Compensation Committee	3 of 4 (75%)
Current Public Board Directorships
Public Boards
North American Construction Group Ltd.
TransAlta Corporation
Voting Results of 2024 Meeting
	Number of Votes	% of Votes
	20,521,049 Votes For	63.17
	11,963,473 Votes Withheld	36.83
Common Shares and Share Equivalents
Number
35,000 Common Shares
592,527 Deferred Share Units

Shareholding Requirements
% of Shareholding	Target Date to Meet
Requirements	Requirements
165%	December 2024

Mr. Pinney has been the principal of Bryan D. Pinney Professional Corporation since June 1, 2015, which provides financial advisory and consulting services. Mr. Pinney is currently a director of TransAlta Corporation where he is the chair of the Governance, Safety and Sustainability Committee and a member of the Audit, Finance and Risk Committee. Mr. Pinney is also currently a director of North American Construction Group Ltd and serves as the chair of the Audit, Finance & Risk Committee and is a member of the Human Resources & Compensation Committee and Governance Committee.

Mr. Pinney was a partner with Deloitte LLP between 2002 and 2015. Mr. Pinney served as Calgary Managing Partner of Deloitte LLP from 2002 through 2007, as National Managing Partner of Audit & Assurance from 2007 to 2011 and as Vice-Chair until his retirement in June 2015. Mr. Pinney is a past member of Deloitte LLP’s Board of Directors and chair of the Finance and Audit Committee. Prior to joining Deloitte LLP, Mr. Pinney was a partner with Andersen LLP and served as Calgary Managing Partner from 1991 through May of 2002.

Mr. Pinney is a Fellow of the Institute of Chartered Accountants, a Chartered Business Valuator, a graduate of the Canadian Institute of Corporate Directors and a graduate of the Ivey Business School at the University of Western Ontario with an honours degree in Business Administration.

Gregory Turnbull KC, B.A. (Hons), LLB

Calgary, Alberta, Canada Director Age: 70 Director Since: October 2018 Independent	Membership	2024 Attendance Record
	Board	7 of 7 (100%)
	Audit Committee	7 of 7 (100%)
	Nominating and Corporate Governance Committee (Chair)	4 of 4 (100%)
Current Public Board Directorships
Public Boards
Sleeping Giant Capital Corp. Fiddlehead Resources Corp.
Voting Results of 2024 Meeting
	Number of Votes	% of Votes
	29,767,955 Votes For	91.64
	2,716,566 Votes Withheld	8.36
Common Shares and Share Equivalents
Number
86,000 Common Shares
548,902 Deferred Share Units
Shareholding Requirements
	% of Shareholding	Target Date to Meet
	Requirements	Requirements
	168%	September 2024

Mr. Turnbull is a former partner in the Calgary office of McCarthy Tétrault LLP where he practiced from July 2002 to December 2020. Mr. Turnbull is currently a director of Sleeping Giant Capital Corp. and Fiddlehead Resources Corp. and has previously served as an officer or director of many other public and private companies, including as chair of the Calgary Zoo and Alberta Health Services. Mr. Turnbull is a member of the Law Society of Alberta, the Canadian Bar Association and the Calgary Bar Association. He holds a Bachelor of Arts degree (with honours) from Queen’s University and a Bachelor of Laws degree from the University of Toronto.

ORDERS, BANKRUPTCIES AND PENALTIES AND SANCTIONS

Orders

To the knowledge of management of the Corporation, except as set forth below, no Director Nominee of the Corporation is as at the date of this Information Circular, or has been within the past ten (10) years, a director, CEO or chief financial officer of any company (including the Corporation in respect of which this Information Circular is being prepared) that:

(a)	was subject to an Order that was issued while the Director Nominee was acting in the capacity as director, CEO or chief financial officer; or

(b)

was subject to an Order that was issued after the Director Nominee ceased to be a director, CEO or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, CEO or chief financial officer.

On April 1, 2022, the Alberta Securities Commission issued a management cease trade order against Zachary George and Jim Keough, ordering each to cease trading in or purchasing the securities of the Corporation until the Corporation completed its annual continuous disclosure filings for the year ended December 31, 2021 as required by Alberta securities laws. The management cease trade order was lifted on April 30, 2022.

On April 3, 2023, the Alberta Securities Commission issued a management cease trade order against Zachary George and Jim Keough, ordering each to cease trading in or purchasing the securities of the Corporation until the Corporation completed its annual continuous disclosure filings for the year ended December 31, 2022 as required by Alberta securities laws. The management cease trade order was lifted on April 27, 2023.

Mr. Mills is a nonexecutive chairman and director of Britannia Life Science Inc., a global product development company, that was subject to a failure-to-file cease trade order on August 2, 2024 following the failure of Britannia Life Science Inc. to file its audited annual financial statements and related annual management’s discussion and analysis for the financial year ended March 31, 2024, and related certifications of such filings by its chief executive officer and chief financial officer. On September 4, 2024, the Ontario Securities Commission issued an order revoking the failure-to-file cease trade order.

Bankruptcies

To the knowledge of management of the Corporation, other than as disclosed in this Information Circular, no Director Nominee of the Corporation is, as at the date of this Information Circular, or has been within the past ten (10) years, a director or executive officer of any company (including the Corporation in respect of which this Information Circular is being prepared) that, while such person was acting in that capacity or within a year of that individual ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

To the knowledge of management of the Corporation, no Director Nominee of the Corporation has, within the ten (10) years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that Director Nominee.

Penalties and Sanctions

To the knowledge of management of the Corporation, no Director Nominee has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a Director Nominee.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as otherwise described herein, no director or officer of the Corporation, or any person who has held such a position since the beginning of the last completed financial year of the Corporation, a Director Nominee of the Corporation, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting, other than the election of directors and the appointment of auditors, except as set forth below.

MANAGEMENT CONTRACTS

The Corporation has no management contracts or other similar arrangements in place.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the current or former directors, Executive Officers or employees of the Corporation or any of its subsidiaries, or any associate or affiliate of any such person, is as of the date hereof, or has been since January 1, 2024, indebted to the Corporation.

INTEREST OF INFORMED PERSONS AND OTHERS IN MATERIAL TRANSACTIONS

Except as disclosed below, no Director Nominee, Executive Officers, or informed persons (as such terms are defined in NI 51-102), and no associate or affiliate of any of them, has or has had any material interest in any transaction since the commencement of the Corporation’s most recently completed financial year or in any proposed transactions which has materially affected or would materially affect the Corporation.

Nova Material Contracts

The Corporation provided certain services to Nova pursuant to a management and administrative services agreement dated March 22, 2021, including, among other things, finance, marketing, reporting, legal, human resources and corporate, for an annual fee plus adjustments and expenses. In exchange for such services, the Corporation received, among other things, an annual fee of $1.25 million, paid in equal monthly installments and subject to adjustment, as a means of covering the Corporation’s overhead and accounting costs incurred to render the services. The Corporation was also party to an investor rights agreement with Nova dated March 22, 2021 which provided the Corporation with, among other things, the right to designate nominees to be nominated and, if elected, to serve as members of the board of directors of Nova and certain registration and anti-dilution rights. On October 21, 2024, the Corporation successfully completed the privatization of Nova through the acquisition of all of the issued and outstanding common shares in the capital of Nova. On December 31, 2024, the Corporation amalgamated with Nova pursuant to the provisions of the ABCA.

ADDITIONAL INFORMATION

Additional information relating to the Corporation, including additional financial information, may be found in the Annual Information Form, the SNDL Annual MD&A and the SNDL Financial Statements, which can be found on the Corporation’s SEDAR+ profile at www.sedarplus.com, the Corporation’s EDGAR profile at www.sec.gov or the Corporation’s website at www.sndl.com. Shareholders may request a copy of these documents by contacting the Corporation at:

#300, 919 – 11th Avenue SW

Calgary, Alberta T2R 1P3

Telephone: +1.844.249.6746

Email: info@sndl.com

Information contained or otherwise accessible through the Corporation’s website at www.sndl.com does not form a part of this Information Circular and is not incorporated into this Information Circular.

APPENDIX “A”

FORM 58-101F1 – CORPORATE GOVERNANCE DISCLOSURE

General

The Board is comprised of seven (7) members, the majority of which are independent according to the definition of “independence” set out in NI 58-101 as it applies to the Board. Gregory Mills, J. Carlo Cannell, Lori Ell, Frank Krasovec, Bryan Pinney, and Gregory Turnbull are independent (the “Independent Directors”). Zachary George is not independent by reason of the fact that he is SNDL’s CEO. The Board is chaired by Gregory Mills, an independent director.

The Independent Directors meet in private sessions, outside the presence of management or any other director, at each regular meeting of the Board. Such private sessions may also be called ad hoc.

Certain members of the Board are presently directors of other public companies. See “Director Nominees” in this Information Circular regarding the identity of those companies and the relevant Board members.

Committees of the Board

The Board currently has three committees: (1) the Audit Committee; (2) the Compensation Committee; and (3) the Nominating and Corporate Governance Committee. The Audit Committee is comprised of Bryan Pinney (Chair), Lori Ell and Gregory Turnbull. The Compensation Committee is comprised of Lori Ell (Chair), Frank Krasovec and Bryan Pinney. The Nominating and Corporate Governance Committee is comprised of Gregory Turnbull (Chair), J. Carlo Cannell, and Frank Krasovec.

Attendance

The table below shows the number of Board and committee meetings held since January 1, 2024 up to the date of this Information Circular and the overall attendance. Quorum for Board meetings is a majority of directors and the directors are expected to attend all of the meetings of the Board and the committees they are members of, unless there are extenuating circumstances.

	Number of meetings	Overall meeting attendance (%)
Board	7	100%
Audit Committee	7	100%
Compensation Committee	4	92%
Nominating and Corporate Governance Committee	4	100%

See “Director Nominees” in this Information Circular for the attendance record of each director at Board and Committee meetings during Fiscal 2024.

Serving as a Director

The Corporation and the Board expect directors to conduct themselves professionally, with integrity and always in the best interests of SNDL.

A director must commit the necessary time to their duties as a director and the Corporation expects directors to attend all Board and Committee meetings, if applicable, except in extenuating circumstances.

A director who has a material interest in a matter before the Board or any Committee on which he or she serves is required to disclose such interest as soon as the director becomes aware of it. In situations where a director has a material interest in a matter to be considered by the Board or any Committee on which he or she serves, such director may be required to abstain himself or herself from the meeting while discussions and voting with respect to the matter are taking place. Directors are also required to comply with the relevant statutory provisions regarding conflicts of interest.

If a director is contemplating joining another public company board, changes employment or his or her country of residence, or there is any other significant change, the director must notify the chair of the Nominating and Corporate Governance Committee. The chair will review the matter and consider an appropriate course of action including, in the case of a public company appointment, seeking the approval of the Nominating and Corporate Governance Committee. As part of its review, the Nominating and Corporate Governance Committee considers whether there are circumstances that could impair the director’s ability to exercise independent judgment or create a conflict of interest, as well as whether the proposed appointment would impede the director’s ability to devote the time and commitment necessary. The Corporation expects the director to resign if the change creates a conflict of interest, or affects the Corporation’s ability to comply with legal or regulatory requirements or its internal policies.

Mandate of the Board of Directors

The Board is responsible for supervising the management of the business and affairs of the Corporation, including providing guidance and strategic oversight to management. The Board has adopted the Board Mandate that details the responsibilities of the Board, including the following:

●	appointing the CEO;

●	developing the corporate goals and objectives that the CEO is responsible for meeting and reviewing the performance of the CEO against such corporate goals and objectives;

●	taking steps to satisfy itself as to the integrity of the CEO and other Executive Officers and that the CEO and other Executive Officers create a culture of integrity throughout the organization;

●	reviewing and approving the Code of Conduct and reviewing and monitoring compliance with the Code of Conduct and enterprise risk management processes;

●	reviewing and approving management’s strategic and business plans and the Corporation’s financial objectives, plans and actions, including significant capital allocations and expenditures; and

●	reviewing and approving material transactions not in the ordinary course of business.

The full text of the Board Mandate is attached as Appendix ”D” – Board Mandate, to this Information Circular.

Position Descriptions

The Board has adopted written terms of reference for the Chairman setting out his or her key responsibilities, including duties relating to determining the frequency, dates and locations of meetings, setting Board meeting agendas and carrying out any other or special assignments or any functions as may be requested by the Board or management, as appropriate.

The Board has also adopted written terms of reference for the chairs of each of the Committees which set out each of the Committee chair’s key responsibilities, including duties relating to determining the frequency, dates and locations of meetings and setting committee meeting agendas, reporting to the Board and carrying out any other special assignments or any functions as may be requested by the Board.

The Board has adopted written position descriptions for the role of CEO and the role of Chairman. Among other responsibilities, the Chairman shall: (i) set agendas for Board meetings, in consultation with the CEO; (ii) chair all meetings of the Board and the Shareholders and ensure that all business required to come before such meetings is brought before the respective meeting; and (iii) provide the Board with leadership while maintaining a liaison and communication with all members of the Board and committee chairs, as applicable.

Orientation and Continuing Education

The Board has implemented an orientation program for new directors under which a new director will meet separately with the Chairman, members of the senior executive team and the corporate secretary. Upon appointment, new directors are also provided an orientation package, which includes: key strategic, operational, and financial information about the Corporation, governance policies and terms of reference, business conduct policies, financial risk policies, board committee and meeting schedules, committee composition and yearly board and committee workplans, information about director and officer liability, the Corporation’s organizational charts and core disclosure documents.

The Nominating and Corporate Governance Committee is responsible for coordinating orientation and continuing director development programs relating to the committee’s mandate. The Chairman is responsible for overseeing director continuing education designed to maintain or enhance the skills and abilities of the directors and to ensure that their knowledge and understanding of the business of the Corporation remains current. To facilitate ongoing education of the Corporation’s directors, the Nominating and Corporate Governance Committee may: (a) periodically canvas the directors to determine their training and education needs and interests; (b) arrange ongoing visitation by directors to the Corporation’s facilities and operations; (c) arrange the funding for the attendance of directors at seminars or conferences of interest and relevance to their position as a director of the Corporation; and (d) encourage and facilitate presentations by outside experts to the Board or committees on matters of particular importance or emerging significance.

Ethical Business Conduct

The Corporation has adopted the Code of Conduct that is applicable to all directors, officers, employees and consultants of the Corporation, including the and Chief Financial Officer, which is a “code of ethics” as defined in section 406(c) of the Sarbanes-Oxley Act of 2002 and a “code” under NI 58-101. The Code of Conduct sets out fundamental values and standards of behavior that are expected from directors, officers and employees of the Corporation with respect to all aspects of SNDL’s business. The objective of the Code of Conduct is to provide guidelines for maintaining the integrity, reputation and honesty of the Corporation with a goal of honouring others’ trust in the Corporation at all times as well as to deter wrongdoing and promote: (i) honest and ethical behavior and fair dealing by all of the Corporation’s directors, officers, employees and consultants; (ii) full, fair, accurate, timely and understandable disclosure in filings with the SEC and other public communications; (iii) compliance with applicable governmental rules and regulations; and (iv) accountability for adherence to the Code of Conduct and prompt reporting of its violations.

In order to foster a climate of openness and honesty in which any concern or complaint pertaining to a suspected violation of the law, the Code of Conduct or any other policy of the Corporation, or any unethical or questionable act or behavior, the Code of Conduct requires that all directors, officers, employees and consultants of the Corporation promptly report the violation or suspected violation. In order to ensure that violations or suspected violations can be reported without fear of retaliation, harassment or an adverse employment consequence, the Corporation has adopted a whistleblowing policy containing procedures that are aimed to facilitate confidential and anonymous submissions of complaints.

The Nominating and Corporate Governance Committee is responsible for reviewing and evaluating the Code of Conduct at least annually and recommending any necessary or appropriate changes to the Board for consideration. The Nominating and Corporate Governance Committee assists the Board with the monitoring of compliance with the Code of Conduct, and will be responsible for considering any waivers therefrom (other than waivers applicable to members of the Nominating and Corporate Governance

Committee, which shall be considered by the Audit Committee, or waivers applicable to the Corporation’s directors or Executive Officers, which shall be subject to review by the Board as a whole).

The Nominating and Corporate Governance Committee also monitors the disclosure of conflicts of interest by directors and ensures that no director will vote or participate in a discussion on a matter, in respect of which, such director has a material interest.

The full text of the Code of Conduct is posted on the Corporation’s SEDAR+ profile at www.sedarplus.com.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is currently comprised of J. Carlo Cannell and Frank Krasovec , and chaired by Gregory Turnbull, each of whom is independent for purposes of NI 58-101. On December 11, 2024, the Nominating and Corporate Governance Committee approved the appointment of J. Carlo Cannell to the committee in place of Gregory Mills.

The Board has established a Nominating and Corporate Governance Committee Charter. The principal responsibilities and duties of the Nominating and Corporate Governance Committee include, but are not limited to:

●	identifying individuals qualified to become members of the Board;

●	selecting, or recommending that the Board select, Director Nominees for the next annual meeting of Shareholders and determining the composition of the Board and the Committees;

●	developing and overseeing a process to assess the Board, the chairperson of the Board, the Committees including their chairpersons, individual directors and management of the Corporation; and

●	developing and implementing the Corporation’s corporate governance guidelines.

In identifying new candidates for the Board, the Nominating and Corporate Governance Committee considers what competencies and skills the Board, as a whole, should possess and assesses what competencies and skills each existing director possesses, considering the Board as a group, and the personality and other qualities of each director, as these may ultimately determine the boardroom dynamic.

It is the responsibility of the Nominating and Corporate Governance Committee to regularly evaluate the overall efficiency of the Board and its chairperson and all Committees and their chairpersons. As part of its mandate, the Nominating and Corporate Governance Committee conducts the process for the assessment of the Board, each Committee and each director regarding his, her or its effectiveness and contribution, and reports evaluation results to the Board on a regular basis.

The Nominating and Corporate Governance Committee reviews the Nominating and Corporate Governance Committee Charter on an annual basis.

Compensation Committee

The Compensation Committee is currently comprised of Frank Krasovec and Bryan Pinney, and chaired by Lori Ell, each of whom is independent for purposes of NI 58-101. For a description of the education and experience of each member of the Compensation Committee, see “Director Nominees” in this Information Circular.

The Board has established a Compensation Committee Charter. The Compensation Committee’s purpose is to assist the Board in its oversight of executive compensation, management development and succession, director compensation and executive compensation disclosure. The principal responsibilities and duties of the Compensation Committee include, but are not limited to:

●	reviewing executive compensation plans at least annually;

●

in the absence of the CEO, evaluating, at least annually, the CEO’s performance in light of the goals and objectives established by Board and, based on such evaluation, providing recommendations to the Board regarding the CEO’s annual compensation;

●

reviewing, at least annually, the evaluation process and compensation structure for the Corporation’s Executive Officers and, in consultation with the CEO, reviewing the performance of the other Executive Officers of the Corporation in order to make recommendations to the Board with respect to the compensation for such officers; and

●

reviewing and, if appropriate, recommending to the Board the approval of any adoption, amendment and termination of any incentive and/or equity-based incentive compensation plans (and the aggregate number of securities to be reserved for issuance thereunder), and overseeing their administration and discharging any duties imposed on the Compensation Committee by any such plans.

The Compensation Committee has the authority in its sole discretion and at the Corporation’s expense, to appoint, compensate and oversee any compensation consultant, legal counsel or other adviser, upon taking into consideration various factors which could impact such consultant’s, counsel’s or adviser’s independence.

The Compensation Committee reviews the Compensation Committee Charter on an annual basis.

Audit Committee

The Audit Committee is currently comprised of Lori Ell and Gregory Turnbull, and chaired by Bryan Pinney, each of whom is independent for the purposes of section 1.4 of NI 52-110 and financially literate within the meaning of NI 52-110. For a description of the education and experience of each member of the Audit Committee, see “Director Nominees” in this Information Circular.

The Board has established an Audit Committee Mandate, consistent with NI 52-110. The principal purpose of the Audit Committee is to oversee the accounting and financial reporting processes and audits of the Corporation and to assist the Board in discharging its oversight of:

●	the quality and integrity of the Corporation’s financial statements and related information;

●	the independence, qualifications, appointment and performance of the Corporation’s external auditor;

●	the Corporation’s disclosure controls and procedures, internal control over financial reporting and management’s responsibility for assessing and reporting on the effectiveness of such controls;

●	the Corporation’s compliance with applicable legal and regulatory requirements; and

●	the Corporation’s enterprise risk management processes.

The Audit Committee is directly responsible for the appointment, retention and compensation of external auditors and for considering their independence and any potential conflicts of interest. The Audit Committee has access to all books, records, facilities and personnel of the Corporation and is able to request any information about the Corporation as it may deem appropriate. The Audit Committee has the authority in its sole discretion and at the Corporation’s expense, to retain and set the compensation of outside legal, accounting or other advisors as necessary to assist in the performance of its duties and responsibilities.

The Audit Committee reviews the Corporation’s policies and procedures for reviewing and approving or ratifying related-party transactions set forth in the Corporation’s Related Party Transaction Policy, and is responsible for reviewing and approving or ratifying all related-party transactions. The Audit Committee will review the Audit Committee Mandate annually. The Audit Committee Mandate is attached as Appendix ”C” – Audit Committee Mandate, to this Information Circular.

Additional information regarding the Audit Committee required by NI 52-110 can be found under the heading “Audit Committee Information” in the Corporation’s Annual Information Form, which is available under the Corporation’s profile on SEDAR+ at www.sedarplus.com.

Director Term Limits and Other Mechanisms of Board Renewal

On May 11, 2021, the Board adopted the Renewal Policy to recognize that periodic board renewal may offer the benefit of introducing new perspectives, ideas, diverse views and experience. Pursuant to the Renewal Policy, each non-executive director of the Corporation will be deemed to submit their resignation on the date that is ten (10) years from the date such individual began serving as a non-executive director. The Nominating and Corporate Governance Committee will then make a recommendation to the Board to accept or reject each deemed director resignation. The Board must consider, but is not obligated to follow, the Nominating and Corporate Governance Committee’s recommendation. If accepted, a deemed resignation will be effective in conjunction with the Corporation’s next annual Shareholder meeting or such other date to allow for orderly transition. If the deemed resignation is not accepted, the director will be deemed to re-submit such resignation prior to the following year’s annual meeting of Shareholders.

The Renewal Policy does not take precedence over the Board and the Nominating and Corporate Governance Committee’s review of the experience, qualifications and skills of SNDL’s directors to ensure that the composition of the Board and Committees, and the competencies and skills of each member, are in line with what the Board and the Nominating and Corporate Governance Committee consider the Board and Committees should possess.

Diversity

On May 11, 2021, the Board adopted the Diversity Policy to reflect its belief in the benefits of having diversity on the Board, the Corporation’s senior management team and through the entire Corporation. The Diversity Policy helps ensure diversity is considered in the Nominating and Corporate Governance Committee’s process of identifying individuals to serve on the Board and determining the optimal composition of the Board. When reviewing Board composition and identifying suitable candidates, the Board will give due regard to the benefits of diversity in order to enable the Board to discharge its duties and responsibilities effectively.

The Corporation recognizes that gender diversity is a significant aspect of diversity. To promote gender diversity, the selection process for Board appointees/nominees requires at least one (1) female candidate be on the short-list for each available board seat. If no females are selected at the end of any selection process, the Board must be satisfied that there are objective reasons to support this determination.

The Diversity Policy also mandates that diversity be considered in connection with succession planning and appointing the Corporation’s senior management team. To promote gender diversity, the hiring process for Executive Officers will involve preparing a short-list which must include at least one (1) female candidate for each available position. The Corporation will also implement practices to (i) address impediments to gender diversity in the workplace; (ii) regularly review the proportion of women at all levels of the Corporation; (iii) monitor the effectiveness of and continue to expand on existing initiatives designed to identify, support and develop talented women with leadership potential; and (iv) continue to identify new ways to entrench diversity as a cultural priority across the Corporation.

The effectiveness of the Diversity Policy at achieving the Corporation’s diversity objectives will be assessed annually. The Corporation’s goal was to achieve thirty percent (30%) female representation in its management team and thirty percent (30%) female representation on the Board by 2024. The Board currently has and has nominated for election at the Meeting one (1) female director, which represents approximately fourteen percent (14%) of nominees to the Board. None out of seven (7) of the Executive Officers are female. The Corporation did not meet its diversity target due to a limited pipeline of qualified candidates from underrepresented groups in specific roles or industries, despite targeted outreach and inclusive recruitment efforts. While the Corporation made progress in other areas, such as improving internal inclusion initiatives, the gap in representation at more senior levels highlighted systematic challenges in the broader industry talent pool. The Corporation is committed to addressing this by investing in long-term talent development and continued collaboration with diverse talent networks. The Corporation has not set a new target at this time as SNDL is assessing its talent development strategy with a view of determining an effective target for future years.

Environmental, Social and Governance

On May 11, 2021, the Corporation adopted an ESG Policy to reflect its commitment to leadership of health, safety and environmental matters throughout the Corporation’s business activities. The ESG Policy applies to all employees, contractors, officers and directors of the Corporation, including any joint ventures or subsidiaries of which it has effective management control.

Persons covered by the ESG Policy who witness, discover, become aware of or suspect a violation of the ESG Policy are expected to promptly and in good faith report the violation to their manager or senior management. Individuals are expected to take their concerns beyond their manager or senior management if a violation is not resolved. Mechanisms to voice concerns are provided to persons covered by the ESG Policy, including a whistleblower hotline to make anonymous submissions.

The CEO of the Corporation is accountable to the Board for establishing, maintaining and ensuring the ESG Policy is effectively implemented and continues to be of value to the Corporation’s business and stakeholders. The ESG Policy is included in the Corporation’s employee handbook, which is annually reviewed and accepted by all employees, officers and contractors of the Corporation.

APPENDIX “B”

FORM 51-102F6 – STATEMENT OF EXECUTIVE COMPENSATION

Introduction

The following discussion describes the significant elements of the compensation program for the NEOs of the Corporation, as such term is defined in National Instrument 51-102F6 – Statement of Executive Compensation. Unless otherwise stated, all information in this Appendix ”B” – Form 51-102F6 – Statement of Executive Compensation, is given as at December 31, 2024.

The NEOs for the year ended December 31, 2024 were:

●	Zachary George, CEO and Director;
●	Alberto Paredero Quiros, Chief Financial Officer;
●	Tyler Robson, President of Cannabis;
●	Ryan Hellard, Chief Strategy Officer;
●	Matthew Husson, General Counsel & Corporate Secretary;
●	Taranvir (Tank) Vander, Former President, Liquor Division; and
●	Marcie Kiziak, Former President, Cannabis Retail.

Compensation Discussion and Analysis

Compensation Governance

Responsibilities of the Compensation Committee

The Compensation Committee is responsible for assisting the Board in fulfilling its governance and supervisory responsibilities, and overseeing the Corporation’s human resources, succession planning and compensation policies, processes and practices. The Compensation Committee is also responsible for ensuring that compensation policies and practices provide an appropriate balance of risk and reward consistent with the Corporation’s risk profile. The CEO will make recommendations to the Compensation Committee each year with respect to the compensation for other NEOs.

The Compensation Committee meets at least annually to review the compensation program and make recommendations to the Board for any proposed changes. As part of this review, the Compensation Committee may engage an independent compensation consultant to evaluate the Corporation’s executive compensation program against market practice. For a description of the education and experience of each member of the Compensation Committee relevant to their responsibilities in executive compensation, see “Director Nominees” in this Information Circular. The members of the Compensation Committee have experience serving on audit and compensation committees of other public companies. In addition, the members of the Compensation Committee have experience in top leadership roles and strong knowledge and education in accounting. This background provides the Compensation Committee with the collective experience, knowledge and skills to effectively carry out their responsibilities. For information on each Compensation Committee member’s experience, see the director profiles.

Independent Compensation Advisor

Pursuant to its mandate, the Compensation Committee has the authority in its sole discretion and at the Corporation’s expense, to appoint, compensate and oversee any compensation consultant, legal counsel or other adviser, upon taking into consideration various factors which could impact such consultant’s, counsel’s or adviser’s independence.

The Compensation Committee retained Lane Caputo Compensation Inc. (“Lane Caputo”) in January 2024 to assist the Compensation Committee in a reviewing the compensation program for the Corporation’s executives and non-executive directors.

Pursuant to this mandate, Lane Caputo has assisted the Compensation Committee in reviewing the Corporation’s compensation philosophy, developing an appropriate compensation strategy and a comparator group of companies that reflects the Corporation’s current size and stage of operation and development, provided a review of current market practices regarding executive and non-executive director compensation and provided advice and recommendations to achieve the stated compensation philosophy while adhering to best practices in compensation governance. In the course of conducting its activities, Lane Caputo has attended meetings of the Compensation Committee and presented its findings for discussion by the Compensation Committee and the Board. The Chair of the Compensation Committee also meets separately with Lane Caputo from time to time each year to provide further direction.

The Compensation Committee has considered the advice, guidance and recommendations provided by Lane Caputo in making its recommendations to the Board with respect to executive and non-executive director compensation practices.

For the financial years ended December 31, 2024 and 2023, the following fees were paid to Lane Caputo:

Financial Year End	Executive Compensation-Related Fees	All Other Fees
December 31, 2024	$66,000	n/a
December 23, 2023	n/a	n/a

The Compensation Committee must pre-approve any retainer by Lane Caputo or other compensation consultants and provide notice of such retainer to the Board. There were no other consultants hired or contracted to assist the Compensation Committee or the Board in formulating executive compensation.

Managing Compensation Risk

In reviewing the Corporation’s compensation policies and practices each year, the Compensation Committee seeks to ensure the executive compensation program provides an appropriate balance of risk and reward consistent with the risk profile of SNDL. The Compensation Committee also seeks to ensure that compensation practices do not encourage excessive risk-taking behavior by the executive team. Key risk-mitigating practices incorporated into SNDL’s compensation structure are discussed below. As a result of such risk-mitigating practices, the Compensation Committee is of the view that the risks arising from the Corporation’s compensation policies and practices are not reasonably likely to have a material adverse effect on the Corporation.

Share Ownership Guidelines

All Executive Officers and directors of the Corporation are expected to maintain a significant equity investment in the Corporation to align their interests with those of Shareholders and mitigate against the likelihood of undue risk-taking. The ownership guidelines establish minimum equity ownership levels for Executive Officers based on a multiple of their base salary and their level of seniority. Executive Officers are expected to meet the prescribed ownership levels in the form of common shares and common share equivalents (including vested and unvested restricted or deferred share units but not including stock options or common share purchase warrants) within five (5) years of the later of the completion the Corporation’s initial public offering on Nasdaq and the date of their appointment to an executive position.

The following table shows the expected ownership guideline for the Executive Officers:

Level	Base Salary Multiple
Chief Executive Officer	3x
Other Executive Officers	2x

Trading Restrictions

All Executive Officers, directors and employees are subject to the Corporation’s Corporate Disclosure and Insider Trading Policy which, together with applicable laws, prohibits trading in the securities of the Corporation while in possession of material undisclosed information about the Corporation. The Corporation also has an Anti-Hedging Policy, which, among other things, ensures that Executive Officers and directors of the Corporation cannot participate in speculative activity related to the Corporation’s securities to artificially protect themselves against declines in share price. The Anti-Hedging Policy prohibits a full range of transactions, including short-selling, options, puts and calls, as well as derivatives such as swaps, forwards and futures, prior to shareholding requirements being met. Shareholdings in excess of the mandated requirements are exempt from the Anti-Hedging Policy.

The Corporation does not permit Executive Officers to trade in the Corporation’s securities, including the exercise of option-based awards, except during prescribed trading windows (periods where the trading of securities is not allowed, are referred to as “Blackout Periods”). The Corporation may consider implementing an automatic securities disposition program to aid in the liquidation of Common Shares held by executives and employees based on pre-arranged sales conditions. Trading parameters and other instructions would be set out in a written plan document, which would contain meaningful restrictions on the ability of the Executive Officer to vary, suspend or terminate such plan. This would ensure that the Executive Officers cannot profit from material undisclosed information through a decision to vary, suspend or terminate such plan.

Clawback Policies

The Corporation has a Clawback Policy relating to annual bonuses and long-term incentive awards granted to Executive Officers that may be triggered if an Executive Officer engages in fraud or wilful misconduct that results in the need to restate the Corporation’s financial statements, material breaches of the Code of Conduct or any willful acts of fraud, theft or serious misconduct. Amounts recouped under the Clawback Policy may include all incentive payments received over a specified period preceding the event triggering the clawback.

Compensation Philosophy

In order to succeed in the highly competitive and evolving market in which SNDL operates, the Corporation needs to attract, retain and motivate a highly talented executive team. SNDL’s executive compensation program is designed to achieve the following objectives:

●

provide compensation opportunities in order to attract and retain talented, high-performing and experienced executive officers, whose knowledge, skills and performance are critical to the Corporation’s success;

●	motivate the executive team to achieve the Corporation’s strategic business and financial objectives;

●

align the interests of the Executive Officers with those of Shareholders by tying a meaningful portion of compensation directly to the long-term value and growth of the business of the Corporation; and

●	provide incentives that encourage appropriate levels of risk-taking by the executive team.

The Corporation’s compensation philosophy is to motivate its employees to participate directly in the value that their efforts create for Shareholders because the Corporation’s employees are also Shareholders. The Corporation believes that equity-based compensation awards motivate Executive Officers to achieve strategic business and financial objectives, and to also align their interests with the long-term interests of Shareholders.

As the cannabis industry continues to evolve, the Corporation will continue to evaluate its compensation philosophy and compensation program to ensure that compensation is competitive with other similar companies. As part of the annual compensation review process, the Corporation will be guided by the philosophy and objectives outlined above, as well as other factors which may become relevant.

Benchmarking and Compensation Peer Group

In order to achieve the Corporation’s stated compensation philosophy, the Compensation Committee believes that it is appropriate to establish total compensation levels for executives with reference to benchmark roles among similar companies, both in terms of compensation levels and practices.

To benchmark the competitiveness of the compensation program for the Corporation’s executives and non-executive directors for the financial year ended December 31, 2024, the Compensation Committee, in consultation with Lane Caputo, considered the size (based on market capitalization, enterprise value, revenue and earnings) and geographical scope of the following companies that produce and retail cannabis products, other regulated products and non-regulated products in order to determine an appropriate peer group of comparators:

Cannabis Products	Other Regulated Products	Non-Regulated Products
Aurora Cannabis Inc.	Andrew Peller Ltd.	Canada Goose Holdings Inc.
Canopy Growth Corp.	Corby Spirit and Wine Ltd.	High Liner Foods Inc.
Cresco Labs Inc.	Neighbourly Pharmacy Inc.	Jamieson Wellness Inc.
Cronos Group Inc.		Lassonde Industries Inc.
Green Thumb Industries Inc.		Rogers Sugar Inc.
High Tide Inc.		The North West Company Inc.
Organigram Holdings Inc.
TerrAscend Corp.
Tilray Brands, Inc.
Trulieve Cannabis Corp.

While this peer group provides a proxy for the broader marketplace in which the Corporation competes for executive talent, special attention was paid to the compensation practices of the ten peers operating in the cannabis industry (which are considered by the Compensation Committee to be the most directly relevant comparators to the Corporation). This was done to provide additional context for the compensation practices of these companies against the peer group and the broader consumer packaged goods industry, and informed the Corporation’s compensation decisions in light of the additional risk faced by companies operating in the cannabis industry.

Elements of Executive Compensation

The Corporation’s strategy is to provide a competitive compensation package for its executive officers that is aligned with the Corporation’s business strategy and compensation philosophy. In 2024, compensation for Executive Officers was provided in the form of base salary and a discretionary annual short-term incentive. Historically, the Corporation offered long-term incentive compensation in the form of simple warrants and performance warrants. From time to time, the Board may also grant short-term incentives to executives for exemplary performance. Long-term annual incentives may consist of Options, PSUs and/or RSUs. The Corporation also issues all or a certain portion of the Annual Retainer and/or salary payable to non-employee directors in the form of Deferred Share Units pursuant to a Deferred Share Unit Plan. The Corporation takes previous grants into account when considering whether to issue new grants.

Base Salary

Base salary is provided as a fixed source of compensation for Executive Officers. Base salaries are determined on an individual basis, taking into account the scope of the Executive Officer’s role, responsibilities, expertise and prior experience. Base salaries for Executive Officers are reviewed annually by the Board and may be adjusted based on the Executive Officer’s success in meeting or exceeding individual objectives, as well as to maintain market competitiveness. In addition, base salaries can be adjusted by the Board throughout the year to reflect promotions or other changes in the scope or breadth of the Executive Officer’s role or responsibilities. An Executive Officer’s base salary may be below or above the target positioning within the peer group depending on a number of factors, including the individual’s experience in the role, individual performance and/or retention considerations.

Short-Term Incentives

The Board has the ability to grant short-term incentives to Executive Officers linked to the achievement of corporate, team and/or personal performance targets, as applicable. For Fiscal 2024, all Executive Officers, except for Mr. George, were eligible for short-term incentives based 80% on corporate performance targets and 20% on individual performance targets. Corporate performance targets are tied to net revenue, operating income and free cash-flow.

Target incentive levels have been established to provide a set payment that may fall above or below peer group practice in order to correlate pay with performance; annual target incentive levels were established as follows:

NEO	2024 Base Salary	Short-term Incentive Target (% of Base Salary)	Target Short- term Incentive Eligibility

Zachary George, CEO and Director(1)	$700,000 USD	100%	$700,000 USD

Alberto Paredero Quiros, Chief Financial Officer(2)	$550,000 USD	60%	$275,000 USD

Tyler Robson, President of Cannabis	$525,000 CAD	60%	$262,000 CAD

Taranvir (Tank) Vander, Former President, Liquor Division(3)	$550,000 CAD	60%	$330,000 CAD

Marcie Kiziak, Former President, Cannabis Retail(4)	$400,000 CAD	60%	$240,000 CAD

Ryan Hellard, Chief Strategy Officer	$300,000 CAD	45%	$135,000 CAD

Matthew Husson, General Counsel & Corporate Secretary	$265,000 CAD	45%	$79,500 CAD

Notes:

(1)	Mr. George’s Fiscal 2024 short-term incentive is based solely on the Corporation’s performance targets measured based on net revenue, operating income and free cash-flow.

(2)

Mr. Paredero Quiro’s Fiscal 2024 short-term incentive is linked to the achievement of personal and corporate performance targets, however, Mr. Paredero Quiros fiscal 2025 short-term incentive will be based solely on the Corporation’s performance targets measured based on net revenue, operating income and free cash-flow.

(3)	Mr. Vander resigned from the Corporation as President, Liquor Division effective as of September 10, 2024.
(4)	Ms. Kiziak resigned from the Corporation as President, Cannabis Retail effective as of August 1, 2024.

Actual awards may fall above or below the target levels outlined in the table above based on performance outcomes.

Short-term incentive awards are paid in the year following the year for which the participant’s performance is assessed; awards for 2024 performance were awarded and paid in April 2025.

Long-Term Incentives

The Corporation’s long-term incentive program is currently delivered through awards of RSUs from the Restricted and Performance Share Unit Plan.

Historically, the Corporation has relied on Options and warrants to deliver long-term incentive compensation and align executives with shareholders. In recent years, the Corporation shifted its long-term incentive program to focus on RSUs rather than Options and warrants in an effort to limit shareholder dilution and more directly align executives with shareholder experience. The Compensation Committee is considering the introduction of PSUs into the long-term incentive mix to increase the performance orientation of the long-term incentive program at the executive level. The ongoing volatility of the cannabis industry has thus far hindered the Compensation Committee’s ability to develop an effective performance indicator of long-term shareholder value creation. As the cannabis industry matures, and the Corporation’s long-term business strategy lends itself to the establishment of performance metrics that can be used to restrict the vesting of PSU awards, the Compensation Committee expects to shift to a long-term incentive mix that is balanced between RSUs and PSUs at the executive level.

Name and Principal Position	RSUs granted during Fiscal 2024	Vesting date
Zachary George	795,057	Dec 15, 2024
CEO and Director	795,057	Dec 15, 2025
	795,057	Dec 15, 2026
	2,385,171

Alberto Paredero Quiros	124,937	Dec 15, 2024
Chief Financial Officer	124,938	Dec 15, 2025
	124,938	Dec 15, 2026
	374,813

Tyler Robson	88,091	Dec 15, 2024
President of Cannabis	88,092	Dec 15, 2025
	88,092	Dec 15, 2026
	264,275

Ryan Hellard	41,948	Dec 15, 2024
Chief Strategy Officer	41,948	Dec 15, 2025
	41,949	Dec 15, 2026
	125,845

Matthew Husson	22,232	Dec 15, 2024
General Counsel & Corporate Secretary	22,233	Dec 15, 2025
	22,233	Dec 15, 2026
	66,698

Benefit Plans

The Corporation provides its Executive Officers with life, medical, dental and vision insurance programs on the same basis as other employees, or an allowance to purchase individual benefit and insurance coverage. These benefits are offered consistent with local market practice.

Pension Plan Benefits

The Corporation does not have a defined benefit or a defined contribution pension plan.

Deferred Compensation Plans

The Corporation does not have a deferred compensation plan for its employees.

Financial Assistance

The Corporation does not provide financial assistance to directors, officers or employees to help them purchase Shares or exercise Options granted under the Stock Option Plan.

Termination and Change of Control Benefits

For a summary of the termination and change of control benefits provided under the terms of the outstanding Employee Warrants, the Stock Option Plan, the Restricted and Performance Share Unit Plan, and the Deferred Share Unit Plan please refer to “Elements of Executive Compensation — Long-Term Incentives” above. For a summary of the termination and change of control benefits provided under the NEOs’ employment agreements, please refer to the “Employment Agreements” section below.

Performance Graph

The following performance graph illustrates the Corporation’s cumulative total Shareholder return by comparing a $100 investment in the Common Shares listed on the Nasdaq, beginning on January 1, 2020, to the return on the Nasdaq Composite Index and the Horizons Marijuana Life Sciences Index.

As illustrated in the above performance graph, the Common Share price on the Nasdaq has generally underperformed relative to both the Nasdaq Composite Index and the Horizons Marijuana and Life Sciences Index since January 1, 2020. As described in this Information Circular, the Corporation’s compensation philosophy is to motivate its employees to participate directly in the value that their efforts create for Shareholders. For this reason, the Corporation has focused on using equity-based compensation awards to motivate Executive Officers to achieve strategic business and financial objectives, and to align their interests with the long-term interests of Shareholders.

The performance trends displayed in the above performance graph are based on the Corporation’s relative Shareholder return as compared to a peer index, making direct comparison between NEO compensation and Common Share price performance more difficult.

Summary Compensation Table

The following table sets out information concerning the compensation earned by, paid to, or awarded to the Corporation’s NEOs for the three most recently completed financial years:

Name and Principal Position	Year		Salary(1)	Share-Based Awards(2)	Option-Based Awards	Annual Incentive Plans(3)	Long- term Incentive Plans	All Other Compensation(4)	Total Compensation

Zachary George	2022	(5)	$910,910(9)	$6,303,168	$—	$899,675	$—	$7,404	$8,158,327
CEO and Director	2023	(5)	$944,942(10)	$7,846,272	$—	$1,336,200	$—	$156,067	$10,283,481
	2024	(5)	$958,467(11)	$6,007,797	$—	$1,651,920	$—	$85,563	$8,703,747

Alberto Paredero Quiros	2022		$—	$—	$—	$—	$—	$—	$—
Chief Financial Officer(6)	2023		$372,145(10)	$4,431,955	$—	$—	$—	$—	$4,804,100
	2024		$753,079(11)	$944,083	$—	$454,278	$—	$114,346	$2,265,786

Tyler Robson	2022		$—	$—	$—	$—	$—	$—	$—
President of Cannabis	2023		$502,789	$2,159,391	$—	$—	$—	$21,025	$2,683,205
	2024		$525,000	$665,659	$—	$525,500	$—	$41,497	$1,757,656

Taranvir (Tank) Vander	2022		$276,923	$—	$—	$—	$—	$2,102	$279,025
Former President, Liquor Division (7)	2023		$399,615	$310,953	$—	$180,000	$—	$—	$890,568
	2024		$401,923	$697,358	$—	$873,625	$—	$1,166,939	$3,139,845

Marcie Kiziak	2022		$226,538	$—	$—	$—	$—	$31,150	$257,688
Former President, Cannabis Retail(8)	2023		$346,154	$259,128	$—	$120,000	$—	$15,194	$740,480
	2024		$236,923	$507,168	$—	$635,500	$—	$843,956	$2,223,547

Ryan Hellard	2022		$250,000	$590,922	$—	$50,000	$—	$4,469	$895,391
Chief Strategy Officer	2023		$250,000	$215,940	$—	$110,000	$—	$10,974	$586,914
	2024		$294,231	$316,980	$—	$114,975	$—	$11,055	$737,241

Matthew Husson	2022		$—	$—	$—	$—	$—	$—	$—
General Counsel & Corporate Secretary	2023		$215,385	$128,639	$—	$—	$—	$6,102	$350,126
	2024		$263,269	$168,000	$—	$97,439	$—	$2,944	$531,652

Notes:

(1)	Represents the base salary paid in each year.
(2)

All share-based awards were RSUs granted pursuant to the Restricted and Performance Share Unit Plan. The fair value of the share-based awards shown was calculated by multiplying the total number of units granted to each NEO on the grant date by the closing price of the Common Shares on the trading day immediately preceding the grant date.

(3)	Amounts reflect annual short-term incentive target for each NEO.
(4)	None of the NEOs are entitled to perquisites or other personal benefits which, in aggregate, are worth over $50,000 or over 10% of their base salary.

(5)	All compensation for Mr. George in 2022, 2023 and 2024 relates solely to his role as CEO. Mr. George receives no compensation for his role as director of the Corporation.
(6)	Mr. Paredero Quiros joined the Corporation effective as of July 1, 2023. All compensation amounts for 2023 are for the period July 1, 2023, to December 31, 2023.
(7)	Mr. Vander resigned from the Corporation as President, Liquor Division effective as of September 10, 2024. All compensation amounts are for the period between January 1, 2024 to September 10, 2024.
(8)	Ms. Kiziak resigned from the Corporation as President, Cannabis Retail effective as of August 1, 2024. All compensation amounts are for the period between January 1, 2024 to August 1, 2024.
(9)	Calculated based on the average rate of exchange for US$:C$ published by the Bank of Canada for the year ended December 31, 2022.
(10)	Calculated based on the average rate of exchange for US$:C$ published by the Bank of Canada for the year ended December 31, 2023.
(11)	Calculated based on the average rate of exchange for US$:C$ published by the Bank of Canada for the year ended December 31, 2024.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets out information on the outstanding Employee Warrants and other option-based awards held by each of the NEOs as at December 31, 2024.

Name	Number of common shares underlying unexercised option-based awards	Exercise price ($)	Expiration date	Value of unexercised in- the-money option-based awards ($)(1)
Zachary George	—	—	—	—
Chief Executive Officer and Director

Alberto Paredero Quiros	—	—	—	—
Chief Financial Officer

Tyler Robson	53,429	15.57	October 18, 2025	—
President of Cannabis	213,457	11.79	January 17, 2027	—

Marcie Kiziak	—	—	—	—
Former President
Cannabis Retail

Taranvir (Tank) Vander	—	—	—	—
Former President, Liquor Division

Ryan Hellard	6,400	6.25	February 28, 2026	—
Chief Strategy Officer	6,400	31.25	February 28, 2026	—
	16,000	62.50	January 11, 2027	—
	10,000	8.33	May 27, 2030	—

Matthew Husson	—	—	—	—
General Counsel & Corporate Secretary

Notes:

(1)	All option-based awards were out-of-the money based on the December 31, 2024 price of USD$1.79 (CAD$2.58) per Common Share.

The following table sets out information on the outstanding share-based awards held by each of the Corporation’s NEOs as at December 31, 2024.

Name	Number of Common Shares underlying unvested share-based awards(5)		Value of share-based awards that have not vested(1)	Value of vested share-based awards not distributed(2)
Zachary George	RSUs:	4,590,114	$11,851,470	$—
CEO and Director	DSUs:	—	—	$91,153

Alberto Paredero Quiros	RSUs:	1,759,994	$3,584,027	$—
Chief Financial Officer

Tyler Robson	RSUs:	1,001,821	$2,603,165	$—
President of Cannabis

Taranvir (Tank) Vander(3)	RSUs:	—	$—	$—
Former President, Liquor Division

Marcie Kiziak(4)	RSUs:	—	$—	$—
Former President, Cannabis Retail

Ryan Hellard	RSUs:	166,461	$427,261	$—
Chief Strategy Officer

Matthew Husson	RSUs:	58,431	$154,881	$—
General Counsel & Corporate Secretary

Notes:

(1)

The value of the share-based awards that have not yet vested were calculated by multiplying the total number of units that have not yet vested by the closing price of the Corporation’s Common Shares on the trading day immediately preceding the grant date.

(2)

The value of the share-based awards that have not been distributed were calculated by multiplying the total number of units that have not been distributed by the closing price of the Corporation’s Common Shares on the trading day immediately preceding the grant date.

(3)	Mr. Vander resigned from the Corporation as President, Liquor Division effective as of September 10, 2024.
(4)	Ms. Kiziak resigned from the Corporation as President, Cannabis Retail effective as of August 1, 2024.
(5)	Pursuant to the Deferred Share Unit Plan, only directors are eligible to receive DSUs.

Incentive Plan Awards – Value Expected to be Vested or Earned During the Year

The following table sets out, for each of the NEOs, the value of the option-based awards and share based awards that vested in accordance with their terms during Fiscal 2024.

Name and Principal Position	Option-Based Awards – Value Vested During 2024(1)	Share-Based Awards – Value Vested During 2024

Zachary George	$—	$4,103,658
CEO and Director

Alberto Paredero Quiros	$—	$1,792,011
Chief Financial Officer

Tyler Robson	$—	$221,885
President of Cannabis

Taranvir (Tank) Vander	$—	$419,931
Former President, Liquor Division

Name and Principal Position	Option-Based Awards – Value Vested During 2024(1)	Share-Based Awards – Value Vested During 2024

Marcie Kiziak	$—	$253,451
Former President, Cannabis Retail

Ryan Hellard	$—	$302,633
Chief Strategy Officer

Matthew Husson	$—	$98,878
General Counsel & Corporate Secretary

Notes:

(1)

The option-based awards held by each of our NEOs that vested during 2024, altogether were nil Options, were out-of-the money, based on the December 31, 2024 price of US$1.79 (CAD$2.58) per Common Share.

Employment Agreements

The Corporation has entered into employment agreements with each NEO. The material terms of the employment agreements as of the date of this Information Circular are discussed below.

Zachary George, CEO and Director

The Corporation may terminate Mr. George at any time without cause and the Corporation will be required to provide him with a separation package comprised of: (i) his annual base salary earned up to the cessation date, any accrued vacation entitlement which he has not used as of the termination date and any of his accrued but unpaid business expenses; (ii) termination notice of two (2) years (which may be provided as pay in the form of base salary in lieu of notice); (iii) a lump sum payment in lieu of benefits equal to three percent (3%) of his annual base salary; and (iv) subject to the terms of the applicable equity plan and of any applicable agreement, all of his issued but unvested Options and RSUs will immediately vest on the cessation date. The provision of a separation package is in full and final settlement of all claims Mr. George may have against the Corporation.

Pursuant to Mr. George’s employment agreement, if a change of control occurs and his employment is subsequently or contemporaneously terminated by the Corporation or its successor, Mr. George will be entitled to receive, within 30 days after such termination, a sum of money equal to: (i) his annual base salary earned up to the cessation date, any accrued vacation entitlement which he has not used as of the cessation date and any of his accrued but unpaid business expenses; (ii) a lump sum payment in an amount equal to two times his annual base salary; (iii) three percent (3%) of his annual base salary in lieu of benefits and; (iv) all of his unvested RSUs will immediately vest on the closing of the change of control.

Mr. George’s employment agreement also contains restrictive covenants.

Alberto Paredero Quiros, Chief Financial Officer

The Corporation may terminate Mr. Paredero Quiros at any time without cause and the Corporation will be required to provide him with a separation package comprised of: (i) termination notice of twelve (12) months if the termination occurs within the first eighteen (18) months of employment, and thereafter with termination notice of twenty-four (24) months, which may be provided in full or in part as pay in lieu of notice at the Corporation’s sole discretion; (ii) in the event the Corporation elects to provide pay in lieu of notice, the continuation of benefits until the expiry of the minimum statutory notice period; and (iii) for any notice period exceeding the statutory minimum notice, pay in lieu of notice will be calculated on the basis of Mr. Paredero Quiros’ annual base salary, plus target short-term incentive prorated based on time worked in the calendar year up to the termination date, plus a lump sum of three percent (3%) of his annual base salary in lieu of benefits. In the event that Mr. Paredero Quiros’ employment is terminated without cause, prior to the vesting of the one-time RSU grant pursuant to his employment agreement, the one-time RSU grant will accelerate and vest on the date of termination of his employment. The provision of a separation package is in full and final settlement of all claims Mr. Paredero Quiros may have against the Corporation.

Pursuant to Mr. Paredero Quiros’ employment agreement, within ninety (90) days of the occurrence of a “Good Reason” (as defined below), Mr. Paredero Quiros may terminate his employment agreement by giving the Corporation sixty (60) days written notice (which may be waived in the sole and absolute discretion of the Corporation) detailing the occurrence giving rise to Good Reason and Mr. Paredero Quiros’ intention to terminate his employment with the Corporation. Provided the Corporation agrees that Mr. Paredero Quiros has Good Reason in accordance with his employment agreement and the Corporation does not cure the occurrence giving rise to Good Reason in accordance with his employment agreement, the Corporation will accept the notice and provide Mr. Paredero Quiros with: (i) pay equal to twelve (12) months’ annual base salary which may be provided in full or in part as pay in lieu of notice and target short-term incentive, prorated based on the time worked in the calendar year up to the date of termination; and (ii) a lump sum of three percent (3%) of his annual base salary in lieu of benefits. “Good Reason” is defined as (i) a material diminution of Mr. Paredero Quiros’ position, duties, or responsibilities with the Corporation which change would cause his position to become one of materially lesser responsibilities, importance, or scope, (ii) a material diminution in his annual base salary, short term incentive target annual bonus, long term incentive annual target award, or benefit entitlements; or (iii) any action or inaction that constitutes a material breach of his employment agreement by the Corporation. Notwithstanding the foregoing, any occurrence that constitutes Good Reason within the meaning of the definition will be deemed not to be Good Reason if the occurrence is curable and is cured by the Corporation within thirty (30) days of Mr. Paredero Quiros providing notice.

Mr. Paredero Quiros’ employment agreement also contains restrictive covenants.

Tyler Robson, President of Cannabis

The Corporation may terminate Mr. Robson at any time without cause and the Corporation will be required to provide him with termination notice of twenty-four (24) months. The foregoing notice period will be provided as pay in lieu of notice by either one lump sum payment, or by providing half the amount as a lump sum and the remainder by way of equal monthly payments over a twelve (12) month period following the date of termination, at the Corporation’s sole discretion, and is inclusive of Mr. Robson’s entitlement to statutory notice. Mr. Robson is also entitled to receive a twelve (12) month target short-term incentive bonus payment at the date of termination without cause. The “date of termination” means the last day of the applicable statutory notice period. In the event that the Corporation elects to provide pay-in-lieu of notice, the Corporation shall maintain all of Mr. Robson’s existing benefits until the expiry of the minimum statutory notice period. For any portion of the notice exceeding the statutory minimum notice, pay-in-lieu of notice will be calculated on annual base salary only. The provision of any payments and benefits made to Mr. Robson are conditional on the execution of a full and final release in favour of the Corporation.

Pursuant to Mr. Robson’s employment agreement, within ninety (90) days of the occurrence of a “Good Reason”, Mr. Robson may terminate his employment agreement by giving the Corporation sixty (60) days written notice (which may be waived in the sole and absolute discretion of the Corporation) detailing the occurrence giving rise to Good Reason and Mr. Robson’s intention to terminate his employment with the Corporation. Provided the Corporation does not cure the occurrence giving rise to Good Reason in accordance with Mr. Robson’s employment agreement, the Corporation will provide Mr. Robson with the same payments and benefit continuation he is entitled to under the “Termination for Cause” provision of his employment agreement. “Good Reason” is defined as (i) a material diminution of Mr. Robson’s position, duties, or responsibilities with the Corporation which change would cause his position to become one of materially lesser responsibilities, importance, or scope, (ii) a material diminution in his annual base salary, short term incentive target annual bonus, long term incentive annual target award, or benefit entitlements; (iii) a relocation of Mr. Robson’s principal workplace to a location outside of Kelowna, British Columbia, without Mr. Robson’s express written consent; and (iv) any action or inaction that constitutes a material breach of his employment agreement by the Corporation. Notwithstanding the foregoing, any occurrence that constitutes Good Reason within the meaning of the definition will be deemed not to be Good Reason if the occurrence is curable and is cured by the Corporation within thirty (30) days of Mr. Robson providing notice.

Mr. Robson’s employment agreement also contains restrictive covenants.

Taranvir (Tank) Vander, President, Liquor Division

Mr. Vander resigned from the Corporation as President, Liquor Division effective September 10, 2024. Upon his resignation, Mr. Vander was provided with such entitlements as were provided for under his employment agreement.

Marcie Kiziak, President, Cannabis Retail

Ms. Kiziak resigned from the Corporation as President, Cannabis Retail effective August 1, 2024. Upon her resignation, Ms. Kiziak was provided with such entitlements as were provided for under her employment agreement.

Ryan Hellard, Chief Strategy Officer

The Corporation may terminate Mr. Hellard at any time without cause and the Corporation will be required to provide him with termination notice of twenty-four (24) months notice. The foregoing notice period may be provided in full or in part as pay in lieu of notice by either lump-sum or salary continuance, at the Corporations’ sole discretion, and is inclusive of Mr. Hellard’s entitlement to statutory notice. Mr. Hellard is also entitled to receive a pro-rated short-term incentive bonus up to the date of termination without cause. The “date of termination” means the later of: (i) the last day worked; and (ii) the last day of the applicable statutory notice period. In the event that the Corporation elects to provide pay-in-lieu of notice, the Corporation shall maintain all of Mr. Hellard’s existing benefits until the expiry of the minimum statutory notice period. For any portion of the notice exceeding the statutory minimum notice, pay-in-lieu of notice will be calculated on annual base salary only. The provision of any payments and benefits made to Mr. Hellard are conditional on the execution of a full and final release in favour of the Corporation.

Pursuant to Mr. Hellard’s employment agreement, within ninety (90) days of the occurrence of a “Good Reason”, Mr. Hellard may terminate his employment agreement by giving the Corporation sixty (60) days written notice (which may be waived in the sole and absolute discretion of the Corporation) detailing the occurrence giving rise to Good Reason and Mr. Hellard’s intention to terminate his employment with the Corporation. Provided the Corporation does not cure the occurrence giving rise to Good Reason in accordance with Mr. Hellard’s employment agreement, the Corporation will provide Mr. Hellard with the same payments and benefit continuation he is entitled to under the “Termination for Cause” provision of his employment agreement. “Good Reason” is defined as (i) a material diminution of Mr. Hellard’s position, duties, or responsibilities with the Corporation which change would cause his position to become one of materially lesser responsibilities, importance, or scope, (ii) a material diminution in his annual base salary, short term incentive target annual bonus, long term incentive annual target award, or benefit entitlements; or (iii) any action or inaction that constitutes a material breach of his employment agreement by the Corporation. Notwithstanding the foregoing, any occurrence that constitutes Good Reason within the meaning of the definition will be deemed not to be Good Reason if the occurrence is curable and is cured by the Corporation within thirty (30) days of Mr. Hellard providing notice.

Mr. Hellard’s employment agreement also contains restrictive covenants.

Matthew Husson, General Counsel & Corporate Secretary

The Corporation may terminate Mr. Husson at any time without cause and the Corporation will be required to provide him with termination notice of (i) six (6) months if the termination occurs within the first twelve (12) months of employment, or (ii) twelve (12) months if the termination occurs after the first twelve (12) months of employment. The foregoing notice period may be provided in full or in part as pay in lieu of notice by either lump-sum or salary continuance, at the Corporations’ sole discretion, and is inclusive of Mr. Husson’s entitlement to statutory notice and severance pay. However, under no circumstances will Mr. Husson be required to work during any portion of the notice period which is attributable to statutory severance. Mr. Husson is also entitled to receive a pro-rated short-term incentive bonus up to the date of termination without cause. The “date of termination” means the later of: (i) the last day worked; and (ii) the last day of the applicable statutory notice period. In the event that the Corporation elects to provide pay-in-lieu of notice, the Corporation shall maintain all of Mr. Husson’s existing benefits until the expiry of the minimum statutory notice period. For any portion of the notice exceeding the statutory minimum notice, pay-in-lieu of notice will be calculated on annual base salary only. The provision of any payments and benefits made to Mr. Husson are conditional on the execution of a full and final release in favour of the Corporation.

Pursuant to Mr. Husson’s employment agreement, within ninety (90) days of the occurrence of a “Good Reason”, Mr. Husson may terminate his employment agreement by giving the Corporation sixty (60) days written notice (which may be waived in the sole and absolute discretion of the Corporation) detailing the occurrence giving rise to Good Reason and Mr. Husson’s intention to terminate his employment with the Corporation. Provided the Corporation does not cure the occurrence giving rise to Good Reason in accordance with Mr. Husson’s employment agreement, the Corporation will provide Mr. Husson with the same payments and benefit continuation he is entitled to under the “Termination for Cause” provision of his employment agreement. “Good Reason” is defined as (i) a material diminution of Mr. Husson’s position, duties, or responsibilities with the Corporation which change would cause his position to become one of materially lesser responsibilities, importance, or scope, (ii) a material diminution in his annual base salary, short term incentive target annual bonus, long term incentive annual target award, or benefit entitlements; and (iii) any action or inaction that constitutes a material breach of his employment agreement by the Corporation. Notwithstanding the foregoing, any occurrence that constitutes Good Reason within the meaning of the definition will be deemed not to be Good Reason if the occurrence is curable and is cured by the Corporation within thirty (30) days of Mr. Husson providing notice.

Mr. Husson’s employment agreement also contains restrictive covenants.

Summary of Termination Payments

The table below shows the incremental payments payable to NEOs who have not resigned prior to December 31, 2024 under the terms of their employment agreements upon the occurrence of certain events, assuming termination is effective as at December 31, 2024.

Name and Principal Position	Event	Severance(4)	Option- Based Awards(1)	Other Payments	Total
Zachary George	Termination without cause	$2,014,460(3)	$—	$30,217(3)	$2,044,677
CEO and Director	Termination with change of control	$2,014,460(3)	$—	$30,217(3)	$2,044,677

Alberto Paredero Quiros (2)	Termination without cause	$1,266,232(3)	$—	$23,742(3)	$1,289,874
Chief Financial Officer	Termination for good reason	$1,266,232(3)	$—	$23,742(3)	$1,289,974
	Termination with change of control	$—	$—	$—	$—

Tyler Robson(2)(5)(6)	Termination without cause	$1,365,000	$—	$15,750	$1,380,750
	Termination for good reason	$1,680,000	$—	$15,750	$1,695,750

Name and Principal Position	Event	Severance(4)	Option- Based Awards(1)	Other Payments	Total
President of Cannabis	Termination with change of control	$—	$—	$—	$—

Ryan Hellard(2)(5)(7)	Termination without cause	$735,000	$—	$9,000	$744,000
Chief Strategy Officer	Termination for good reason	$435,000	$—	$9,000	$444,000
	Termination with change of control	$—	$—	$—	$—

Matthew Husson(2)(5)(8) General Counsel & Corporate Secretary	Termination without cause	$384,250	$—	$7,950	$392,200
	Termination for good reason	$384,250	$—	$7,950	$392,200
	Termination with change of control	$—	$—	$—	$—

Notes:

(1)	All option-based awards were out-of-the money based on the December 31, 2024 price of USD$1.79 (CAD$2.58) per Common Share.
(2)	Mr. Paredero Quiros, Mr. Robson, Mr. Hellard and Mr. Husson’s employment agreements do not contain a change of control provision.
(3)	Calculated based on the daily rate of exchange for US$:C$ published by the Bank of Canada on December 31, 2024.
(4)	None of the Executive Officer’s termination payments include the value of accelerated RSUs.
(5)	Mr. Robson, Mr. Hellard and Mr. Husson entered into new employment agreements as of March 2025. These termination payments reflect the terms of their employment agreements as of December 31, 2024.
(6)

If the terms of Mr. Robson’s new employment agreement were implemented during 2024, the total amounts payable for termination without cause, termination for good reason and termination with change of control assuming such termination occurred on December 31, 2024, would be $1,470,000, $1,470,000 and $—, respectively.

(7)

If the terms of Mr. Hellard’s new employment agreement were implemented during 2024, the total amounts payable for termination without cause, termination for good reason and termination with change of control assuming such termination occurred on December 31, 2024, would be $833,000, $833,000 and $—, respectively. If the terms of Mr. Husson’s new employment agreement were implemented during 2024, the total amounts payable for termination without cause, termination for good reason and termination with change of control assuming such termination occurred on December 31, 2024, would be $435,000, $435,000 and $—, respectively.

Equity Compensation Plans

Stock Option Plan

The Corporation has a Stock Option Plan that provides Participants with compensation opportunities that support the achievement of the Corporation’s performance objectives, align the interests of Participants with those of Shareholders, and attract, retain and motivate Participants critical to the long term success of the Corporation and its subsidiaries. The Corporation has not issued any options under the Stock Option Plan in the last five years. The material features of the Stock Option Plan are summarized below.

Administration and Eligibility

The Stock Option Plan is administered by the Board and the Compensation Committee. Directors, Executive Officers, employees and consultants of the Corporation and its subsidiaries are eligible to participate in the Stock Option Plan.

Common Shares Subject to the Stock Option Plan and Participation Limits

The maximum number of Common Shares available for issuance under the Stock Option Plan alone or when combined with all other security-based compensation arrangements of the Corporation is ten percent (10%) of the number of issued and outstanding Common Shares from time to time. Common Shares underlying stock Options that have been exercised or disposed of or that have expired or terminated for any reason become available for subsequent issuance under the Stock Option Plan. Based on the number of shares outstanding as of the date of this Information Circular there are 571,758 Options available for issuance under the Stock Option Plan, less any units outstanding under the Corporation’s Restricted and Performance Share Unit Plan discussed under the heading “Restricted and Performance Share Unit Plan”.

Pursuant to the terms of the Stock Option Plan, no more than five percent (5%) of the number of issued and outstanding Common Shares may be issued under the Stock Option Plan alone or when combined with all other security-based compensation arrangements of the Corporation then existing to any one Participant.

Options

The exercise price for Options is determined by the Board as of the Grant Date, which may not be less than the fair market value of a Common Share (being the closing price of a Common Share on the trading day immediately preceding the Grant Date) on the date the Option is granted. The Board shall determine when an Option will become vested and may determine that the Option become vested in installments and may make vesting of the Option conditional on the achievement of certain performance targets. The Board may also, in its discretion, at any time, permit the exercise of any or all Options, provided that the Board will not, in any case, authorize the exercise of an Option at any time after its Expiry Date. Previous grants are not taken into account when considering new grants.

Options must be exercised within a period fixed by the Board which period shall not exceed ten (10) years from the Grant Date, provided that if the Expiry Date falls during a Blackout Period, the Expiry Date will be automatically extended until ten (10) Business Days after the end of the Blackout Period. The Stock Option Plan also provides for earlier expiration of Options upon the occurrence of certain events, including the termination of a Participant’s employment or services.

Vested Options can be exercised by payment in full of the applicable exercise price in cash or by certified check, bank draft or money order payable to the Corporation or by such other means as might be specified from time to time by the Board. Additionally, in order to facilitate the payment of the exercise price of the Options, a specific grant under the Stock Option Plan may have a cashless exercise feature. Pursuant to the cashless exercise feature, an eligible Participant may elect to receive: (i) an amount in cash equal to the cash proceeds realized upon the sale of the Common Shares underlying the Options by a securities dealer in the capital markets, minus the aggregate exercise price, any applicable withholding taxes and any transfer costs charged by the securities dealer; (ii) an aggregate number of Common Shares that is equal to the number of Common Shares underlying the unexercised Options, minus the number of Common Shares sold by a securities dealer in the capital markets as required to realize cash proceeds equal to the aggregate exercise price, any applicable withholding taxes and any transfer costs charged by the securities dealer; or (iii) a combination of (i) and (ii).

Termination of Employment or Services

Unless otherwise determined by the Board, in the event of a termination of a Participant’s employment or service for any reason, all outstanding Options granted to the Participant under the Stock Option Plan that are unvested on the cessation date will be forfeited. All outstanding Options that are vested as of the cessation date will be exercisable as follows, after which time such vested Options will automatically terminate: (i) if the Participant ceases to be an employee, director or consultant by reason of death, his or her Options must be exercised by his or her designated legal representative within 12 months of the date of death; (ii) if the Participant ceases to be an employee, director, contractor or consultant of the Corporation by reason of termination without cause (as defined in the Stock Option Plan), retirement or disability of an employee, or resignation of a director, his or her Options must be exercised within 90 days of the cessation date; and (iii) if the Participant ceases to be an employee, director or consultant by reason of termination for cause, resignation by an employee, voluntary termination by a consultant or breach of a consulting agreement, his or her Options will automatically terminate on the cessation date and may no longer be exercised. In no event may Options be exercised later than the applicable Expiry Date of the Options, after which time all remaining Options will terminate.

Change of Control

In the event of a Change of Control (as defined in the Stock Option Plan), the surviving, successor or acquiring entity will assume any outstanding Options or substitute similar options for the outstanding Options. If the surviving, successor or acquiring entity does not assume any outstanding Options or substitute similar Options for the outstanding Options, or if the Board otherwise determines in its discretion, the Stock Option Plan will be terminated effective immediately prior to the Change of Control and all Options will be deemed to be vested and, unless otherwise exercised, forfeited or cancelled prior to the termination of the Stock Option Plan, will expire immediately prior to the termination of the Stock Option Plan.

In the event of a Change of Control, the Board may provide for the treatment of each outstanding Option, which may include, without limitation, one or more of the following: (i) making such other changes to the terms of the Options as it considers fair and appropriate in the circumstances, provided such changes are not adverse to Participants; (ii) otherwise modifying the terms of the Options to assist Participants to tender into a takeover bid or other arrangement leading to a Change of Control, and thereafter; and/or (iii) terminating, conditionally or otherwise, the Options not exercised following successful completion of such Change of Control.

Adjustments

In the event of any stock dividend, stock split, combination or exchange of shares, merger, amalgamation, arrangement, consolidation, reclassification, spin-off or other distribution (other than normal cash dividends) of the Corporation’s assets to Shareholders, or any other change in the capital of the Corporation affecting Common Shares, the Board will make such proportionate adjustments, if any, as the Board in its discretion deems appropriate to reflect such change (for the purpose of preserving the value of the Options), with respect to: (i) the number or kind of shares or other securities reserved for issuance pursuant to the Stock Option Plan; (ii) the number or kind of Common Shares or other securities subject to any outstanding Options; and (iii) the exercise price of any outstanding Options; provided, however, that no adjustment will obligate the Corporation to issue or sell fractional securities.

Amendment or Termination

The Board may amend or suspend any provision of the Stock Option Plan or any Option, or terminate the Stock Option Plan, at any time without Shareholder approval, subject to applicable law and the rules, regulations and policies of any stock exchange on which the securities of the Corporation are listed, if any, that require the approval of Shareholders or any governmental or regulatory body. However, except as set forth in the Stock Option Plan or as required pursuant to applicable law, no action of the Board or Shareholders may materially adversely alter or impair the rights of a Participant under any Option previously granted to a Participant without his or her consent.

The Board may make certain amendments to the Stock Option Plan or to any Option outstanding thereunder without seeking Shareholder approval, including, but not limited to, housekeeping amendments, amendments to comply with applicable law or stock exchange rules, amendments necessary for Options to qualify for favorable treatment under applicable tax laws, amendments to the vesting provisions of the Stock Option Plan or any Option, amendments to include or modify a cashless exercise feature, amendments to the termination or early termination provisions of the Stock Option Plan or any Option, and amendments necessary to suspend or terminate the Stock Option Plan. Only the following types of amendments will not be able to be made without obtaining Shareholder approval:

●	increasing the number of Common Shares reserved for issuance under the Stock Option Plan;

●	increasing the length of the period after a Blackout Period during which Options may be exercised;

●	any amendment that would result in the exercise price for any Option being lower than the fair market value on the applicable Grant Date;

●

permitting the introduction or reintroduction of non-employee directors as eligible recipients for Options on a discretionary basis or any amendment that increases the limits previously imposed on non-employee director participation;

●

reducing the exercise price of an Option or allowing for the cancellation and reissuance of an Option, which would be considered a repricing under the rules of any stock exchange on which the securities of the Corporation are listed, except, in each case, pursuant to a Change of Control or other adjustment pursuant to a corporate transaction involving a change in the capital of the Corporation;

●	extending the Expiry Date of an Option, except for an automatic extension of an Option that expires during a Blackout Period;

●	permitting awards under the Stock Option Plan to be transferred or assigned other than for normal estate settlement purposes;

●	amending the amendment provision under the Stock Option Plan; and

●	amendments required to be approved by Shareholders under applicable law or the rules of any stock exchange on which the securities of the Corporation are listed.

Assignment

Except as required by law or in the event of death of the participant, the rights of a Participant under the Stock Option Plan are not transferable or assignable.

Restricted and Performance Share Unit Plan

The Restricted and Performance Share Unit Plan provides eligible participants with compensation opportunities that support the achievement of the Corporation’s performance objectives, aligns the interests of eligible participants with those of Shareholders, and attracts, retains and motivates eligible participants critical to the long term success of the Corporation and its subsidiaries. The material features of the Restricted and Performance Share Unit Plan are summarized below.

Administration and Eligibility

The Restricted and Performance Share Unit Plan is administered by the Board and the Compensation Committee.

Common Shares Subject to the Restricted and Performance Share Unit Plan and Participation Limits

The maximum number of Common Shares that will be available for issuance under the Restricted and Performance Share Unit Plan is ten percent (10%) of the issued and outstanding Common Shares from time to time. Common Shares underlying Share Units that have been settled or disposed of or that have expired or terminated for any reason will become available for subsequent issuance under the Restricted and Performance Share Unit Plan. Based on the number of Common Shares outstanding as of the date of this Information Circular there are 13,205,177 Share Units available for issuance under the Restricted and Performance Share Unit Plan, less any Options outstanding under the Stock Option Plan.

Pursuant to the terms of the Restricted and Performance Share Unit Plan: (i) no more than ten percent (10%) of the outstanding Common Shares may be issuable at any time under the Restricted and Performance Share Unit Plan alone or when combined with all other security-based compensation arrangements of the Corporation; and (ii) no more than five percent (5%) of the outstanding Common Shares may be issued under the Restricted and Performance Share Unit Plan alone or when combined with all other security-based compensation arrangements of the Corporation to any one SUP Participant.

Share Units

The Board has the discretion to grant Share Units under the Restricted and Performance Share Unit Plan. Additionally, subject to the approval of the Board, a non-United States participant may elect to defer their bonus compensation to be received under the Corporation’s short-term incentive plan in the form of RSUs.

A RSU or PSU is a right granted to a participant to receive a Common Share that generally becomes vested, if at all: (i) for RSUs, following a period of continuous employment or service; and (ii) for PSUs, subject to the attainment of performance vesting conditions and the satisfaction of such other conditions to vesting, if any, as may be determined by the Board, which may include financial or operational performance of the Corporation, total Shareholder return or individual performance criteria, measured over a performance period.

The Board may also, in its discretion, accelerate the vesting of any or all RSUs or PSUs and related dividend Share Units (as described below) held by a SUP Participant in the manner and on the terms authorized by the Board, and in the case of PSUs, having regard to the level of achievement of the applicable performance vesting conditions prior to the applicable vesting date.

When dividends (other than share based dividends) are paid on Common Shares, dividend Share Units will be credited to a SUP Participant’s Share Unit account on the dividend payment date. The number of dividend Share Units to be credited will be determined by multiplying the aggregate number of Share Units held by the SUP Participant on the relevant record date by the amount of the dividend paid by the Corporation on each Common Share, and dividing the result by the fair market value on the dividend payment date, rounded down to the nearest whole Share Unit. Dividend Share Units credited to a SUP Participant will be subject to the same vesting conditions applicable to the related RSUs or PSUs.

As soon as practicable following the vesting date of a Share Unit and in any event no later than December 15 of the third year following the year in respect of which the Share Unit is granted, and for United States participants, prior to March 15th of the year following the year in which the vesting date occurs, the Corporation will redeem all of a SUP Participant’s vested Share Units by, as determined in the discretion of the Corporation: (i) issuing from treasury a number of Common Shares that is equal to the number of vested Share Units held by the SUP Participant on the settlement date; (ii) delivering to the SUP Participant an amount in cash (net of applicable withholding taxes) equal to the number of vested Share Units held by the SUP Participant on the settlement date multiplied by the fair market value of a Common Share on the settlement date; (iii) delivering to the SUP Participant a whole number of Common Shares purchased on the open market that is equal to the number of vested Share Units held by the SUP Participant on the settlement date; or (iv) a combination of (i), (ii) and (iii).

Termination of Employment or Services

Unless otherwise determined by the Board, the following rights apply in the event of a termination of a SUP Participant’s employment or service under the Restricted and Performance Share Unit Plan.

All RSUs that are granted pursuant to the deferral of a SUP Participant’s bonus compensation and all related dividend Share Units, will fully vest on the SUP Participant’s cessation date, regardless of the reason for termination of the SUP Participant’s employment.

In the event a SUP Participant’s employment is terminated for cause (as defined in the Restricted and Performance Share Unit Plan) or the SUP Participant resigns for any reason (other than retirement), all Share Units held by the SUP Participant on the cessation date will automatically terminate.

In the event of a SUP Participant’s death, all unvested Share Units held by the SUP Participant on the cessation date will automatically terminate, and any vested Share Units will be settled as soon as practicable following the cessation date.

In the event a SUP Participant’s employment is terminated due to a disability, the SUP Participant’s retirement or a termination without cause, a portion of the SUP Participant’s unvested RSUs and related dividend Share Units will vest on the cessation date. The percentage that will vest will be determined by a fraction, the numerator of which is the number of days that have elapsed from the grant date up to and including the cessation date, and the denominator of which is the number of days from the grant date up to and including the original vesting date, and will be settled as soon as practicable following the cessation date. All other unvested RSUs and related dividend Share Units held by the SUP Participant will automatically terminate on the cessation date.

In the event a SUP Participant’s employment is terminated due to a disability, the SUP Participant’s retirement or a termination without cause: (i) a portion of the SUP Participant’s unvested PSUs and related dividend Share Units (based on the number of days that have elapsed from the grant date up to and including the cessation date) will continue to be held by the SUP Participant and will vest at the same time and based on the achievement of the applicable performance vesting conditions as if the SUP Participant had remained employed or in service until the original vesting date, at which time all vested PSUs and related dividend Share Units will be settled; and (ii) all other PSUs and related dividend Share Units will terminate on the cessation date. All outstanding PSUs and related dividend Share Units that fail to vest on the vesting date will automatically terminate on the vesting date.

For SUP Participants who are consultants, if a SUP Participant’s consulting agreement or arrangement is terminated voluntarily by the consultant or by a participating company for breach by the consultant of the consulting agreement or arrangement, which includes a termination for cause, all Share Units held by the consultant on the cessation date will automatically terminate. If a consultant’s consulting agreement or arrangement terminates by reason of death of the consultant or by a participating company for any reason whatsoever other than for breach of the consulting agreement or arrangement by the consultant, all unvested Share Units held by the consultant on the cessation date will automatically terminate and any vested Share Units will be settled as soon as practicable following the cessation date.

Change of Control

In the event of a Change of Control (as defined in the Restricted and Performance Share Unit Plan), the surviving, successor or acquiring entity will assume any outstanding Share Units or substitute similar share units for the outstanding Share Units. If the surviving, successor or acquiring entity does not assume any outstanding Share Units or substitute similar Share Units for the outstanding Share Units, or if the Board otherwise determines in its discretion, the Restricted and Performance Share Unit Plan will be terminated effective immediately prior to the Change of Control and all RSUs (and related dividend Share Units) and a specified number of PSUs (and related dividend Share Units) will be deemed to be vested and, unless otherwise settled, forfeited or cancelled prior to the termination of the plan, will be settled immediately prior to the termination of the Restricted and Performance Share Unit Plan. The number of PSUs which will be deemed to be vested will be determined by the Board, in its discretion, having regard to the level of achievement of the performance vesting conditions prior to the Change of Control.

In the event of a Change of Control, the Board may provide for the treatment of each outstanding Share Unit, which may include, without limitation, one or more of the following: (i) making such other changes to the terms of the Share Units as it considers fair and appropriate in the circumstances, provided such changes are not adverse to the SUP Participants; (ii) otherwise modifying the terms of the Share Units to assist the SUP Participants to tender into a takeover bid or other arrangement leading to a change of control, and thereafter; and (iii) terminating, conditionally or otherwise, the Share Units not settled following successful completion of such Change of Control.

Adjustments

In the event of an adjustment pursuant to a corporate transaction involving a change in the capital of the Corporation, the Board will make such proportionate adjustments, if any, as the Board in its discretion deems appropriate to reflect such change (for the purpose of preserving the value of the Share Units), with respect to: (i) the number or kind of shares or other securities reserved for issuance pursuant to the Restricted and Performance Share Unit Plan; (ii) the number or kind of shares or other securities subject to any outstanding Share Units; (iii) the number of Share Units in the SUP Participants’ share unit account; and (iv) the vesting of PSUs; provided, however, that no adjustment will obligate the Corporation to issue or sell fractional securities.

Amendment or Termination

The Board may amend or suspend any provision of the Restricted and Performance Share Unit Plan or any Share Unit, or terminate the Restricted and Performance Share Unit Plan, at any time without Shareholder approval, subject to applicable law and the rules, regulations and policies of any stock exchange on which the securities of the Corporation are listed, if any, that require the approval of Shareholders or any governmental or regulatory body. However, except as set forth in the Restricted and Performance Share Unit Plan or as required pursuant to applicable law, no action of the Board or Shareholders may materially adversely alter or impair the rights of a SUP Participant under any Share Unit previously granted to the SUP Participant without his or her consent.

The Board may make certain amendments to the Restricted and Performance Share Unit Plan or to any Share Unit outstanding thereunder without seeking Shareholder approval, including, but not limited to, housekeeping amendments, amendments to comply with applicable law or stock exchange rules, amendments necessary for Share Units to qualify for favorable treatment under applicable tax laws, amendments to the vesting provisions of the plan or any Share Unit, amendments to the termination or early termination provisions of the Restricted and Performance Share Unit Plan or any Share Unit, and amendments necessary to suspend or terminate the plan. Only the following types of amendments will not be able to be made without obtaining Shareholder approval:

●	increasing the number of Common Shares reserved for issuance under the Restricted and Performance Share Unit Plan;

●

permitting the introduction or reintroduction of non-employee directors as eligible recipients of Share Units on a discretionary basis or any amendment that increases the limits previously imposed on non-employee director participation;

●	permitting awards to be transferred or assigned other than for normal estate settlement purposes;

●	amending the amendment provision under the Restricted and Performance Share Unit Plan; and

●	amendments required to be approved by Shareholders under applicable law or the rules of any stock exchange on which the securities of the Corporation are listed.

Assignment

Except as required by law or in the event of death of the participant, the rights of a SUP Participant under the Restricted and Performance Share Unit Plan will not be transferable or assignable.

Legacy Warrant Grants

The Corporation has historically awarded equity compensation to certain of its employees, including the Executive Officers, in the form of Employee Warrants. The Corporation has not granted any Employee Warrants since July 15, 2019.

As of December 31, 2024, there were 38,880 simple Employee Warrants (as described below) and 24,800 performance Employee Warrants (as described below) outstanding, together representing approximately 0.02% of the issued and outstanding Common Shares as of that date, of which 38,880 simple Employee Warrants, and 14,134 performance Employee Warrants, were vested and exercisable. Vested Employee Warrants may be exercised by the holder by completing an exercise form and delivering it and the exercise price (and any applicable withholdings and deductions) to the Corporation.

The Corporation has awarded both simple Employee Warrants and performance Employee Warrants. Provided the holder remains employed with the Corporation as at the applicable vesting date, simple Employee Warrants generally vest over a period of three (3) to seven (7) years from the date of grant and performance Employee Warrants generally vest upon the achievement of specified performance targets. The Board may accelerate the vesting of the Employee Warrants in its sole discretion immediately prior to a change of control. Employee Warrants are non-transferable without the consent of the Board.

Employee Warrants generally cease to vest and expire as of a holder’s cessation of employment or service if it is in connection with a termination by the Corporation for cause (as defined in the applicable Employee Warrant award agreement), the resignation of the holder, a material breach of a consulting contract or the resignation or removal of the holder as a director. In the event of a holder’s death or disability, the Employee Warrants held by such holder generally expire at the earlier of: (i) their stated expiry date; and (ii) the day that is one (1) year after the holder’s cessation date. In the event of a termination for any other reason, the Employee Warrants held by such holder will generally expire at the earlier of: (i) their stated expiry date; and (ii) the day that is 60 days after the holder’s cessation date. On April 3, 2020, the Board approved a six (6) month extension of Employee Warrants beyond their original termination date, provided that in any such case the Employee Warrants will not expire prior to November 4, 2020. Some holders are entitled to accelerated vesting of their Employee Warrants in connection with a termination of their employment by the Corporation without cause. Additionally, if a transaction that would be reasonably likely to result in a change of control has been proposed to the Board and is actively being pursued by the Corporation, the cessation date, on which the holder ceases to be a director of, or to be employed by or under a contract as a consultant with us, by reason of termination without cause, then the Board may determine that some or all of such holder’s Employee Warrants will conditionally vest in order to allow the holder to participate in the change of control.

Deferred Share Unit Plan

The Deferred Share Unit Plan provides non-employee directors of the Corporation and its subsidiaries with compensation opportunities that align the interests of non-employee directors with those of Shareholders and attract, retain and motivate non-employee directors critical to the long term success of the Corporation and its subsidiaries. The material features of the Deferred Share Unit Plan are summarized below.

Administration and Eligibility

The Deferred Share Unit Plan is administered by the Board and the Compensation Committee. Eligible Directors may participate in the Deferred Share Unit Plan.

Award of Deferred Share Units

The Board may direct that all or a portion of the Annual Retainer (the “Mandatory Deferred Retainer Amount”) shall be received in the form of Deferred Share Units. Additionally, each Eligible Director may elect to receive all or a portion of such director’s Annual Retainer that is in excess of the Mandatory Deferred

Retainer Amount in the form of Deferred Share Units. Deferred Share Units credited pursuant to Board direction or Eligible Director election shall vest immediately.

All Deferred Share Units will be credited to an Eligible Director’s account on the books of the Corporation on the Award Date; provided that, any such date is not a Business Day or in a Blackout Period (as defined in the Deferred Share Unit Plan). The number of Deferred Share Units credited to each Eligible Director’s account on the Award Date will be determined by dividing (i) the amount of the applicable portion of the Annual Retainer to be credited on that Award Date by (ii) the fair market value as at the Award Date.

An Eligible Director’s account shall be credited with additional Deferred Share Units on any dividend payment date in respect of which normal cash dividends are paid on the Common Shares. Such additional Deferred Share Units shall be computed by dividing (i) the amount obtained by multiplying the amount of the dividend declared and paid per Common Share by the number of Deferred Share Units recorded in the Eligible Director’s account on the record date for such dividend, by (ii) the fair market value as at the dividend payment date, rounded to the nearest one-thousandth of a Deferred Share Unit. Such additional Deferred Share Units shall be subject to the same vesting conditions applicable to the related Deferred Share Units.

Redemption of Deferred Share Units

If an Eligible Director ceases to hold all positions with the Corporation or its subsidiaries as a result of a Termination Event, the Corporation shall redeem all vested Deferred Share Units credited to an Eligible Director’s account for an amount equal to: (i) the number of vested Deferred Share Units credited to the Eligible Director’s account or elected by the Eligible Director, as applicable, multiplied by (ii) the fair market value as at that date minus (iii) applicable withholding taxes (the “Deferred Share Unit Amount”). The Deferred Share Unit Amount shall be paid in cash as a lump-sum by the Corporation no later than December 31 of the year following the year in which the Eligible Director’s Termination Event (or in the case of a United States Eligible Director (as defined in the Deferred Share Unit Plan), separation from service under Treasury Regulation Section 1.409A -1(h) (“Separation from Service”)) occurs. Upon payment of the Deferred Share Unit Amount, the Deferred Share Units shall be cancelled and such Eligible Director shall have no further rights under the Deferred Share Unit Plan in respect of the redeemed Deferred Share Units.

For DSUs granted in 2025, the Board, upon recommendation of the Nominating and Corporate Governance Committee, has resolved that each Eligible Director that has met or exceeded the share ownership requirements provided in the Corporation’s share ownership guidelines shall have the right to redeem vested DSUs granted in 2025 on a date of their election that is no earlier than December 15, 2025 and no later than December 31st of the year that their Termination Event or Separation from Service occurs.

Notwithstanding the foregoing, if an Eligible Director becomes an employee of the Corporation or its subsidiaries, such director’s eligibility to participate in the Deferred Share Unit Plan will be suspended for the period during which such director remains an employee. In such a circumstance, the director shall not be eligible to be credited with additional Deferred Share Units and shall not be eligible for redemption of Deferred Share Units until the date of the Eligible Director’s Termination Event (or in the case of a United States Eligible Director, the Separation from Service).

Except as otherwise provided in the agreement evidencing the award of Deferred Share Units, any Deferred Share Units that are unvested on the date of the Eligible Director’s Termination Event (or in the case of a United States Eligible Director, the Separation from Service) shall automatically be forfeited without additional consideration and the Eligible Director shall have no further rights respecting any such Deferred Share Units.

Reorganization of the Corporation

The existence of any Deferred Share Units shall not affect in any way the right or power of the Corporation or its Shareholders to make or authorize any recapitalization, reorganization or other change in the Corporation’s capital structure.

Adjustments

In the event of an adjustment pursuant to a corporate transaction involving a change in the capital of the Corporation, the Board will make such proportionate adjustments, if any, as the Board in its discretion deems appropriate to reflect such change (for the purpose of preserving the value of the Deferred Share Units), with respect to: (i) the accounts of each Eligible Director and (ii) the Deferred Share Units outstanding under the Deferred Share Unit Plan; provided, however, that no adjustment will obligate the Corporation to compensate an Eligible Director for a downward fluctuation in the price of Common Shares.

Amendment or Termination

The Board may amend or suspend any provision of the Deferred Share Unit Plan, or terminate the Deferred Share Unit Plan, at any time without Eligible Director consent. However, except as set forth in the Deferred Share Unit Plan or as required pursuant to applicable law, no amendment or termination by the Board may adversely affect the rights of an Eligible Director with respect to the Deferred Share Units to which the Eligible Director is then entitled under the Deferred Share Unit Plan.

Assignment

Except as required by law or in the event of death of the participant, the rights of an Eligible Director under the Deferred Share Unit Plan will not be transferable or assignable.

Securities authorized for issuance under Equity Compensation Plans

The following table sets out the equity compensation plan information as at December 31, 2024.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity Compensation Plan Approved by Shareholders	-	-	-
Equity Compensation Plan Not Approved by Shareholders	(571,758 Options and 9,370,685 RSUs)	$12.44 (Options)	1,521,810

Director Compensation

Introduction

The following discussion describes the significant elements of the compensation program for members of the Board and its Committees. The compensation of directors is designed to attract and retain committed and qualified directors and to align their compensation with the long-term interests of Shareholders. Excluded Directors will not be entitled to receive any compensation for their service as directors. As at December 31, 2024, Zachary George was considered an Excluded Director.

As part of their mandate in 2024, Lane Caputo provided a review of market practices regarding non-executive director compensation, including a benchmarking exercise against the same peer group used to benchmark executive compensation, to assist the Compensation Committee in recommending a compensation structure for non-executive directors.

Director Compensation

The Board, on the recommendation of the Nominating and Corporate Governance Committee, is responsible for reviewing and approving any changes to the directors’ compensation arrangements. Such compensation arrangements are based on multiple factors, including the relatively high number of Board meetings held, high level of activity in which the Corporation engages in and the improved balance sheet of the Corporation, relative to previous years.

Effective as of May 28, 2020 and in consideration for serving on the Board, each director (other than Excluded Directors and the Chairman) is paid an annual cash retainer of $75,000 and $225,000 in compensation to be paid in DSUs. The Chairman will receive annual cash compensation of $125,000 and $575,000 in compensation to be paid in DSUs, subject to the Chairman continuing to serve on the Board at the time of vesting. Effective January 1, 2025, Eligible Directors that have met or exceeded the share ownership requirements of the Corporation’s share ownership guidelines shall have the right to elect to receive up to 50% of their 2025 DSUs in the form of cash. The number of DSUs issuable is determined by the installment payment divided by the fair market value of Common Shares at each installment date. If a change of control occurs, all DSU grants referred to in the immediately preceding paragraphs will immediately vest.

All directors are reimbursed for their reasonable out-of-pocket expenses incurred while serving as directors.

The aggregate of compensation and benefits in kind, accrued or paid to directors in the year ended December 31, 2024 for services in all capacities was $443,750 (2023 - $425,000).

The following table sets out the compensation provided to the directors for Fiscal 2024:

Name	Fees earned ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Bryan Pinney	75,000	225,000	—	—	—	—	300,000

Gregory Mills	125,000	575,000	—	—	—	—	700,000

Zachary George(1)	—	—	—	—	—	—	—

Lori Ell	75,000	225,000	—	—	—	—	300,000

Gregory Turnbull	75,000	225,000	—	—	—	—	300,000

Frank Krasovec	75,000	225,000	—	—	—	—	300,000

J. Carlo Cannell(2)	18,750	56,250	—	—	—	—	75,000

Notes:

(1)	See “Summary Compensation Table” above for Mr. George’s compensation as a NEO of the Corporation.
(2)	Mr. Cannell joined the Board in October 2024.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets out information on the outstanding Employee Warrants and other option-based awards held by each of the Corporation’s directors as at December 31, 2024.

Name	Number of Common Shares underlying unexercised option-based awards	Exercise price ($)	Expiration date	Value of unexercised in-the-money option-based awards ($)

Bryan Pinney	—	—	—	—

Gregory Mills	8,000	75.00	5 years from vest date	—

Zachary George	—	—	—	—

Lori Ell	—	—	—	—

Gregory Turnbull	—	—	—	—

Frank Krasovec	—	—	—	—

J. Carlo Cannell	—	—	—	—

The following table sets out information on the outstanding share-based awards held by each of the Corporation’s directors as at December 31, 2024.

Name	Number of Common Shares underlying unvested share-based awards	Value of share-based awards that have not vested	Value of vested share-based awards not distributed

Bryan Pinney	DSUs: 162,328	$283,983	$975,343

Gregory Mills	DSUs: 414,838	$725,734	$2,345,766

Zachary George	—	—	$6,439

Lori Ell	DSUs: 162,328	$283,983	$693,623

Gregory Turnbull	DSUs: 162,328	$283,983	$921,035

Frank Krasovec	—	—	$515,665

J. Carlo Cannell	—	—	$57,194

Incentive Plan Awards – Value Expected to be Vested or Earned During the Year

The following table sets out, for each of the Corporation’s directors, the value of the option-based awards and share based awards that vested in accordance with their terms during Fiscal 2024.

Name and Principal Position	Option-Based Awards – Value Vested during 2024	Share-Based Awards – Value Vested During 2024

Bryan Pinney	—	$225,000

Gregory Mills	—	$575,000

Zachary George	—	—

Lori Ell	—	$225,000

Gregory Turnbull	—	$225,000

Frank Krasovec	—	$225,000

J. Carlo Cannell	—	$56,250

Director Share Ownership Guidelines

The Corporation has adopted share ownership guidelines for directors (other than Excluded Directors) to further align the interests of such directors with those of Shareholders. The ownership guidelines establish minimum equity ownership levels for each director, other than Excluded Directors, based on a three times multiple of their Annual Retainer. Directors will be expected to meet the prescribed ownership levels within five (5) years of the later of: (i) the completion of the initial public offering of the Common Shares of the Corporation; and (ii) the date of their appointment to the Board. Common Shares and other equity-based awards will be included in determining an individual’s equity ownership value.

APPENDIX “C”

AUDIT COMMITTEE MANDATE

Effective as and from July 31, 2019

Amended June 26, 2024

ROLE AND OBJECTIVE

The Audit Committee (the “Committee”) is a committee of the board of directors (the “Board”) of SNDL Inc. (the “Corporation”) to which the Board has delegated its responsibility for oversight of the nature and scope of the Corporation’s annual audit, management’s reporting on internal accounting standards and practices, financial information and accounting systems and procedures, financial reporting and statements and recommending, for Board approval, the audited financial statements and other mandatory disclosure releases containing financial information. The objectives of the Committee, with respect to the Corporation and its subsidiaries, are as follows:

●	to assist directors to meet their responsibilities in respect of the preparation and disclosure of the financial statements of the Corporation and related matters;

●	to facilitate communication between the Board and external auditors;

●	to ensure the independence of the external auditors;

●	to review management’s implementation and maintenance of an effective system of internal control over financial reporting and disclosure control over financial reporting;

●	to increase the credibility and objectivity of financial reports; and

●	to facilitate in-depth discussions between directors on the Committee, management and external auditors.

The primary responsibility for the financial reporting, information systems, risk management and internal and disclosure controls of the Corporation is vested in management and overseen by the Board. At each meeting, the Committee may meet separately with management and will meet in separate, closed sessions with the external auditors and then with the independent directors in attendance.

MANDATE AND RESPONSIBILITIES OF COMMITTEE

Financial Reporting and Related Public Disclosure

1.

It is a primary responsibility of the Committee to review and recommend for approval to the Board the annual and quarterly financial statements of the Corporation. The Committee is also to review and recommend to the Board for approval the financial statements and related information included in prospectuses, management discussion and analysis, financial press releases, information circular-proxy statements and annual information forms, including financial outlooks and future-oriented financial information included therein. The process should include but not be limited to:

a.	reviewing changes in accounting principles, or in their application, which may have a material impact on the current or future years’ financial statements;

b.	reviewing significant management judgments and estimates that may be material to financial reporting including alternative treatments and their impacts;

c.	reviewing the presentation and impact of any significant risks and uncertainties that may be material to financial reporting including alternative treatments and their impacts;

d.	reviewing accounting treatment of significant, unusual or non-recurring transactions;

e.	reviewing adjustments raised by the external auditors, whether or not included in the financial statements;

f.	reviewing unresolved differences between management and the external auditors;

g.

determining through inquiry whether transactions entered into by the Corporation constitute related party transactions under applicable securities laws, ensuring the nature and extent of such transactions are properly disclosed and, where appropriate, approving and ratifying such transactions; and

h.	reviewing all financial reporting relating to risk exposure including the identification, monitoring and mitigation of business risk and its disclosure.

2.

The Committee shall satisfy itself that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information from the Corporation’s financial statements and periodically assess the adequacy of those procedures.

Internal Controls Over Financial Reporting and Information Systems

1.

It is the responsibility of the Committee to satisfy itself on behalf of the Board with respect to the Corporation’s internal control over financial reporting and information systems. The process should include but not be limited to:

a.

inquiring as to the adequacy and effectiveness of the Corporation’s system of internal controls over financial reporting and review the evaluation of internal controls over financial reporting by external auditors;

b.

establishing a whistleblowing policy for the confidential, anonymous submission by employees of the Corporation of concerns relating to accounting, internal control over financial reporting, auditing or matters arising out of the Corporation’s code of business conduct and ethics and periodically review a summary of complaints and their related resolution; and

c.	establishing procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters.

External Auditors

1.	With respect to the appointment of external auditors by the Board, the Committee shall:

a.

be directly responsible for overseeing the work of the external auditors engaged for the purpose of issuing an auditors’ report or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between management and the external auditors regarding financial reporting;

b.	review the terms of engagement of the external auditors, including the appropriateness and reasonableness of the auditors’ fees;

c.	review and evaluate annually the external auditors’ performance, and periodically (at least every five years) conduct a comprehensive review of the external auditors;

d.	recommend to the Board appointment of external auditors and the compensation of the external auditors;

e.	when there is to be a change in auditors, review the issues related to the change and the information to be included in the required notice to securities regulators of such change;

f.	review and approve any non-audit services to be provided by the external auditors’ firm and consider the impact on the independence of the auditors;

g.

between scheduled meetings, the chair of the Committee (the “Committee Chair”) is authorized to approve all audit related services and non-audit services provided by the external auditors for individual engagements with estimated fees of $25,000 and under and report all such approvals to the Committee at its next scheduled meeting;

h.	inquire as to the independence of the external auditors and obtain, at least annually, a formal written statement delineating all relationships between the external auditors and the Corporation;

i.	review the Annual Report of the Canadian Public Accountability Board (“CPAB”) concerning audit quality in Canada and discuss implications for the Corporation;

j.	review any reports issued by CPAB regarding the audit of the Corporation; and

k.

discuss with the external auditors, without management being present, the quality of the Corporation’s financial and accounting personnel, the completeness and accuracy of the Corporation’s financial statements and elicit comments of senior management regarding the responsiveness of the external auditors to the Corporation’s needs.

2.

The Committee shall review with the external auditors (and the internal auditor if one is appointed by the Corporation) their assessment of the internal control over financial reporting of the Corporation, their written reports containing recommendations for improvement of internal control over financial reporting and other suggestions as appropriate, and management’s response and follow-up to any identified weaknesses.

3.

The Committee shall also review and approve annually with the external auditors their plan for their audit and, upon completion of the audit, their reports upon the financial statements of the Corporation and its subsidiaries.

Compliance

1.	It is the responsibility of the Committee to review management’s process for the certification of annual and interim financial reports in accordance with required securities legislation.

2.	It is the responsibility of the Committee to ascertain compliance with financial covenants under loan agreements.

3.

The Committee shall review the Corporation’s compliance with all legal and regulatory requirements as it pertains to financial reporting, taxation, internal control over financial reporting and any other area the Committee considers to be appropriate relative to its mandate or as may be requested by the Board.

Other Matters

1.

It is the responsibility of the Committee to review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and external auditors of the Corporation.

2.	The Committee may also review any other matters that the Committee feels are important to its mandate or that the Board chooses to delegate to it.

COMPOSITION

1.

This Committee shall be composed of at least three individuals appointed by the Board from amongst its members, all of whom shall be independent (within the meaning of section 1.4 and 1.5 of National Instrument 52-110 Audit Committees (“NI 52-110”)) unless the Board determines to rely on an exemption in NI 52-110.

2.	The Committee Chair shall be appointed by the Board.

3.	A quorum shall be a majority of the members of the Committee.

4.

All of the members must be financially literate (within the meaning section 1.6 of NI 52-110) unless the Board has determined to rely on an exemption in NI 52-110. Being “financially literate” means members have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements.

MEETINGS

1.	The Committee shall meet at least four times per year and/or as deemed appropriate by the Committee Chair.

2.	The Committee shall meet not less than quarterly with the auditors, independent of the presence of management.

3.

Agendas, proposed by the Committee Chair and with input from management, shall be circulated to Committee members and relevant management personnel along with background information on a timely basis prior to Committee meetings.

4.	The chief executive officer and the chief financial officer of the Corporation or their designates shall be available to attend at all meetings of the Committee upon the invitation of the Committee.

5.	Other employees of the Corporation shall attend meetings upon invitation by the Committee should the Committee deem them necessary for the provision of information.

REPORTING / AUTHORITY

1.

Following each meeting of the Committee, in addition to a verbal report, the Committee will report to the Board by way of providing copies of the minutes of such Committee meeting at the next Board meeting, which minutes may still be in draft form.

2.	Supporting schedules and information reviewed by the Committee shall be available for examination by any director.

3.	The Committee shall have access to any and all books, records, facilities and personnel of the Corporation and will be able to request any information about the Corporation as it may deem appropriate.

4.

The Committee shall have the authority to investigate any financial activity of the Corporation and to communicate directly with the internal and external auditors. All employees are to cooperate as requested by the Committee.

5.

The Committee may retain, and set and pay the compensation for, persons having special expertise and/or obtain independent professional advice to assist in fulfilling its duties and responsibilities at the expense of the Corporation.

6.	The Committee shall annually review this mandate and make recommendations to the Nominating and Corporate Governance Committee of the Corporation as to proposed changes.

APPENDIX “D”

BOARD MANDATE

Effective as and from December 19th, 2022

Amended June 25, 2024

1.	GENERAL

The Board of Directors (the “Board”) of SNDL Inc. (the “Corporation”) is responsible for the stewardship of the Corporation’s affairs and the activities of management of the Corporation in the conduct of day to day business, all for the benefit of its shareholders.

The primary responsibilities of the Board are:

(a)	to maximize long term shareholder value;

(b)	to approve the strategic plan of the Corporation;

(c)	to ensure that processes, controls and systems are in place for the management of the business and affairs of the Corporation and to address applicable legal and regulatory compliance matters;

(d)	to maintain the composition of the Board in a way that provides an effective mix of skills and experience to provide for the overall stewardship of the Corporation;

(e)	to ensure that the Corporation meets its obligations on an ongoing basis and operates in a safe and reliable manner; and

(f)	to monitor the performance of the management of the Corporation to ensure that it meets its duties and responsibilities to the shareholders.

2.	COMPOSITION AND OPERATION

The number of directors shall be not less than the minimum and not more than the maximum number specified in the Corporation’s articles and shall be set from time to time within such limits by resolutions of the shareholders or of the Board as may be permitted by law. A majority of the Board will be comprised of “independent” members as such term is referred to in the Nasdaq Rules and in National Instrument 58- 101 – Disclosure of Corporate Governance Practices. The Board will analyze the application of the “independent” standard on an annual basis and disclose that analysis. A minimum of one-quarter (25%) of the board must be resident Canadians, as required under applicable laws. Directors are elected to hold office for a term of one year. The Board will in each year appoint a chairperson of the Board (the “Chairperson”), such appointment being subject to any agreement providing for nomination rights to the Board.

The Board operates by delegating authority to management where appropriate and by reserving certain powers to itself. The Board retains the responsibility of managing its own affairs including selecting its Chairperson, nominating candidates for election to the Board, constituting committees of the Board and determining compensation for the directors. Subject to the articles and by-laws of the Corporation and the Business Corporations Act (Alberta) (the “ABCA”), the Board may constitute, seek the advice of, and delegate certain powers, duties and responsibilities to committees of the Board.

3.	MEETINGS

The Board shall have a minimum of four regularly scheduled meetings per year. Special meetings shall be called as necessary. Occasional Board trips are scheduled, if possible, in conjunction with regular Board meetings, to offer directors the opportunity to visit sites and facilities at different operational locations. A quorum for a meeting of the Board shall consist of a simple majority of the members of the Board. The Board will schedule executive sessions where directors meet with or without management participation at each regularly-scheduled meeting of the Board.

The independent members of the Board will meet, as required, without the presence of non-independent Board members and management before or after each regularly-scheduled meeting of the Board. The independent members of the Board may also hold other meetings at such time and with such frequency as the independent members of the Board deem necessary.

SPECIFIC DUTIES

(a)	Oversight and Overall Responsibility

In fulfilling its responsibility for the stewardship of the affairs of the Corporation, the Board shall be specifically responsible for:

(i)

providing leadership and direction to the Corporation and management with the view to maximizing shareholder value. Directors are expected to provide creative vision, initiative and experience in the course of fulfilling their leadership role;

(ii)	appointing the Chief Executive Officer (“CEO”) of the Corporation;

(iii)	approving the corporate goals and objectives for which the CEO will be responsible for meeting, and reviewing the performance of the CEO against such corporate goals and objectives;

(iv)	satisfying itself as to the integrity of the CEO and other senior officers of the Corporation and ensuring that a culture of integrity is maintained throughout the Corporation;

(v)

approving the significant policies and procedures by which the Corporation is operated and monitoring compliance with such policies and procedures, and, in particular, compliance by all directors, officers, employees, consultants and contractors with the provisions of the Corporation’s Code of Business Conduct and Ethics;

(vi)	reviewing and approving material transactions involving the Corporation, including material investments by the Corporation ;

(vii)	reviewing and approving the delegation of authority policies of the Corporation;

(viii)

approving budgets, monitoring operating performance and ensuring that the Board has the necessary information, including key business and competitive indicators, to enable it to discharge its duties and take any remedial action it deems necessary;

(ix)	establishing methods by which interested parties may communicate directly with the Chairperson or with the independent directors as a group and cause such methods to be disclosed;

(x)	developing, constituting and reviewing mandates for committees of the Board;

(xi)	developing written position descriptions for the Chairperson and for the chair of each Board committee; and

(xii)	making regular assessments of the Board and its individual members, as well as the effectiveness and contributions of each Board committee.

(b)	Legal Requirements

(i)	The Board has the oversight responsibility for meeting the Corporation’s legal requirements and for properly preparing, approving and maintaining the Corporation’s documents and records.

(ii)	The Board has the statutory responsibility to:

A.	manage the business and affairs of the Corporation;

B.	act honestly and in good faith with a view to the best interests of the Corporation;

C.	exercise the care, diligence and skill that responsible, prudent people would exercise in comparable circumstances; and

D.	act in accordance with its obligations contained in the ABCA and the regulations thereto, the articles and by-laws of the Corporation, and other relevant legislation and regulations.

(iii)	Except by resolution of the Board delegating the power to consider the following to management or a committee of the Board, the Board shall consider the following matters as a full Board:

A.	the filling of vacancies in the Board;

B.	the change of membership of, or the filling of vacancies in, any committee of the directors;

C.	the appointment or removal of officers appointed by the directors; and

D.	such other matters as are prescribed by applicable laws.

(c)	Independence

The Board shall have the responsibility to:

(i)

implement appropriate structures and procedures to permit the Board to function independently of management (including, without limitation, through the holding of meetings at which non-independent directors and management are not in attendance, if and when appropriate);

(ii)	implement a system which enables an individual director to engage outside advisors at the expense of the Corporation in appropriate circumstances; and

(iii)	provide an orientation and education program for newly appointed members of the Board.

(d)	Strategy Determination

The Board shall:

(i)

adopt and annually review a strategic planning process and approve the corporate strategic plan, which takes into account, among other things, the opportunities and risks of the Corporation’s business; and

(ii)	annually review operating and financial performance results relative to established strategy, budgets and objectives.

(e)	Managing Risk

The Board has the responsibility to understand and monitor management’s assessment of the principal risks of the Corporation’s business, to achieve a proper balance between risks incurred and the potential return to shareholders, and to ensure that appropriate systems and action plans are in place which effectively monitor and manage those risks with a view to the long-term viability of the Corporation.

(f)	Appointment, Training and Monitoring of Senior Management

The Board shall:

(i)

appoint the CEO and other senior officers of the Corporation, approve (upon recommendations from the Compensation Committee) their compensation, and monitor and assess the CEO’s performance against a set of mutually agreed corporate objectives directed at maximizing shareholder value;

(ii)	ensure that a process is established that adequately provides for succession planning including the appointment, training and monitoring of senior management;

(iii)	establish limits of authority delegated to management; and

(iv)	develop written position descriptions for the CEO.

(g)	Reporting and Communication

The Board has the responsibility to:

(i)	verify that the Corporation has in place policies and programs to enable the Corporation to communicate effectively with its shareholders, other stakeholders and the public generally;

(ii)	verify that the financial performance of the Corporation is reported to securityholders and regulators on a timely and regular basis;

(iii)

verify that the financial results of the Corporation are reported fairly and in accordance with International Financial Reporting Standards or such accounting principles as are required under applicable laws;

(iv)	verify the timely reporting of any other developments that have a significant and material impact on the Corporation;

(v)	report annually to shareholders on its stewardship of the affairs of the Corporation for the preceding year; and

(vi)	develop appropriate measures for receiving stakeholder feedback.

(h)	Monitoring and Acting

The Board has the responsibility to:

(i)	review and approve the Corporation’s financial statements and oversee the Corporation’s compliance with applicable audit, accounting and reporting requirements;

(ii)	verify that the Corporation operates at all time within applicable laws to the highest ethical and moral standards;

(iii)	approve and monitor compliance with significant policies and procedures by which the Corporation operates;

(iv)	monitor the Corporation’s progress towards its goals and objectives and to work with management to revise and alter its direction in response to changing circumstances;

(v)	take such action as it determines appropriate when the Corporation’s performance falls short of its goals and objectives or when other special circumstances warrant; and

(vi)	verify that the Corporation has implemented appropriate internal control and management information systems.

(i)	Other Activities

The Board may perform any other activities consistent with this mandate, the articles and by-laws of the Corporation and any other governing laws as the Board deems necessary or appropriate including, but not limited to:

(i)	preparing and distributing the schedule of Board meetings for each upcoming year;

(ii)	calling meetings of the Board at such time and such place and providing notice of such meetings to all members of the Board in accordance with the articles of the Corporation; and

(iii)

ensuring that all regularly-scheduled Board meetings and committee meetings are properly attended by directors. Directors may participate in such meetings by conference call if attendance in person is not possible.

(iv)	Code of Business Conduct and Ethics

The Board shall be responsible to adopt a “Code of Business Conduct and Ethics” for the Corporation which shall address:

(i)	conflicts of interest;

(ii)	the protection and proper use of the Corporation’s investments and opportunities;

(iii)	the confidentiality of information;

(iv)	fair dealing with various stakeholders of the Corporation;

(v)	compliance with laws, rules and regulations; and

(vi)	the reporting of any illegal or unethical behaviour.

4.	BOARD COMMITTEES

The Board shall at all times maintain: (a) an Audit Committee; (b) a Governance and Nominating Committee; and (c) a Compensation Committee, each of which must report to the Board. Each such committee must operate in accordance with the articles and by-laws of the Corporation, applicable law, its committee charter and the applicable policies of any stock exchange on which the securities of the Corporation are traded. The Board may also establish such other committees as it deems appropriate and delegate to such committees such authority permitted by articles and by-laws of the Corporation and applicable law, and as the Board sees fit. The purpose of the Board committees is to assist the Board in discharging its responsibilities. Notwithstanding the delegation of responsibilities to a Board committee, the Board is ultimately responsible for matters assigned to the committees for determination. Except as may be explicitly provided in the charter of a particular committee or a resolution of the Board, the role of a Board committee is to review and make recommendations to the Board with respect to the approval of matters considered by the committee.

5.	DIRECTOR ACCESS TO MANAGEMENT

The Corporation shall provide each director with complete access to the management of the Corporation, subject to reasonable advance notice to the Corporation and reasonable efforts to avoid disruption to the Corporation’s management, business and operations.

6.	DIRECTOR COMPENSATION

The Board, upon recommendation of the Nominating and Corporate Governance Committee, will determine and review the form and amount of compensation to directors, if any.

APPENDIX “E”

STOCK OPTION PLAN

See attached.

E-1

SNDL INC.

STOCK OPTION PLAN

JULY 29, 2019

-i-

TABLE OF CONTENTS

(continued)

		Page

4.15	Severability	15
4.16	Effective Date	15

-ii-

SNDL INC.

STOCK OPTION PLAN

Section 1.	Interpretation and Administrative Provisions

1.1	Purpose

The purposes of this Plan are to: (i) support the achievement of the Company’s performance objectives; (ii) align the interests of Eligible Persons with those of the Company’s shareholders; and (iii) attract, retain and motivate Eligible Persons critical to the long term success of the Company and its Subsidiaries.

1.2	Definitions

For the purposes of the Plan, the following terms have the following meanings:

“Acquirors” means a person, group of persons or persons acting jointly or in concert, or persons associated or affiliated within the meaning of the Business Corporations Act (Alberta), as amended, with any such person, group of persons or any of such persons.

“Addendum” means the terms of the addendum attached hereto that is applicable to U.S. Participants (or Participants who may become U.S. taxpayers).

“Affiliate” means any entity that is an “affiliate” for the purposes of National Instrument 45-106 — Prospectus Exemptions, as amended from time to time.

“Applicable Withholding Taxes” means any and all taxes and other source deductions or other amounts which a Participating Company is required by law to withhold from any amounts to be paid or credited hereunder.

“Blackout Period” means the period of time when, pursuant to any policies or determinations of the Company, securities of the Company may not be traded by Insiders or other specified persons, including any period in which Insiders or other specified persons are in possession of material undisclosed information, but excluding any period during which a regulator has halted trading in the Company’s securities.

“Board” means the board of directors of the Company.

“Business Day” means any day on which the Nasdaq Global Select Market is open for business.

“Cause” means (i) if the Participant has an employment agreement or consulting agreement or arrangement with a Participating Company, “cause”, “just cause” or any other similar term as defined in such agreement, or (ii) if there is no such employment agreement or consulting agreement or arrangement, or no such definition exists, means:

(a)	the willful failure by a Participant to perform the Participant’s duties with respect to a Participating Company (other than due to illness);

(b)

theft, fraud, dishonesty or misconduct by the Participant involving the property, business or affairs of a Participating Company or the carrying out of the Participant’s duties with respect to a Participating Company;

(c)

the material breach by a Participant of the Participant’s employment agreement or consulting agreement or arrangement, the Company’s Code of Conduct (if applicable) or any of the Participant’s confidentiality, non-solicitation or non-competition obligations;

(d)	the Participant is convicted of, or pleads guilty to, a crime which constitutes an indictable offence; or

(e)	any other conduct that would be treated by the courts of the jurisdiction in which the Participant is employed or provides services to constitute cause for termination of employment or services.

“Change of Control” means:

(a)	the acquisition of:

(i)	Common Shares; and/or

(ii)	Convertible Securities,

as a result of which Acquirors, beneficially own or exercise control or direction over Common Shares or Convertible Securities such that, assuming only the conversion or exercise of Convertible Securities beneficially owned or over which control or direction is exercised by the Acquirors, the Acquirors would beneficially own or exercise control or direction over Common Shares which would entitle them to cast more than 50% of the votes attaching to all Common Shares which may be cast to elect directors of the Company; or

(b)	approval by the shareholders of the Company of:

(i)	an amalgamation, arrangement, merger or other consolidation of the Company with another corporation pursuant to which:

(A)

the holders of Common Shares immediately prior thereto do not immediately thereafter own shares of the successor or continuing corporation which entitle them to cast more than 50% of the votes attaching to all shares in the capital of the successor or continuing corporation which may be cast to elect directors of that corporation; or

(B)

the Common Shares, when converted, exchanged or otherwise affected pursuant to such amalgamation, arrangement, merger or other consolidation, do not comprise shares of the successor or continuing corporation which entitle the holders thereof to cast more than 50% of the votes attaching to all shares in the capital of the successor or continuing corporation which may be cast to elect directors of that corporation;

(ii)	a liquidation, dissolution or winding-up of the Company; or

(iii)

the sale of all or substantially all of the assets of the Company followed by a liquidating distribution of cash or securities to the shareholders of the Company entitled to assets upon a liquidating distribution.

“Code” means the U.S. Internal Revenue Code of 1986, as amended from time to time and the Treasury Regulations promulgated thereunder.

“Committee” means the compensation committee of the Board or such other committee of the Board as designated by the Board from time to time to administer the Plan.

“Common Share” means a common share in the capital of the Company.

“Company” means SNDL Inc., and any successor thereto.

“Consultant” means an individual consultant or a consultant entity, other than an employee or director that:

(a)	is engaged to provide services on a bona fide basis to a Participating Company, other than services provided in relation to a distribution of securities of a Participating Company;

(b)	provides the services under a written contract with a Participating Company; and

(c)	spends or will spend a significant amount of time and attention on the affairs and business of a Participating Company,

and includes, (i) for an individual consultant, (A) a company of which the individual consultant is an employee or shareholder; or (B) a partnership of which the individual consultant is an employee or partner, and (ii) for a consultant that is not an individual, an employee or director of the consultant, provided that the individual employee or director spends or will spend a significant amount of time and attention on the affairs and business of a Participating Company.

“Convertible Securities” means securities convertible into, exercisable for or carrying the right to purchase Common Shares.

“Disability” means the termination of the Participant’s employment at a time when the Participant is unable to substantially fulfill their duties on behalf of a Participating Company for a continuous period of 6 months or more or the Participant’s inability to substantially fulfill their duties on behalf of a Participating Company for an aggregate period of 9 months or more during any consecutive 12 month period, or the incurrence of a disability as determined by the Board in its discretion. Notwithstanding the foregoing, if any Option becomes subject to Section 409A of the Code, “Disability” shall mean that a Participant is disabled within the meaning of Section 409A(a)(2)(c)(i) or (ii) of the Code.

“Eligible Person” means any director, employee, officer or Consultant of a Participating Company and includes any such person who is on a leave of absence authorized by a Participating Company.

“Exercise Price” means the price at which a Common Share may be purchased upon the exercise of an Option as determined by the Board, provided that in no event shall the Exercise Price be less than the Fair Market Value as at the Grant Date.

“Fair Market Value” means the closing price of a Common Share on the trading day immediately preceding the applicable day on the Nasdaq Global Select Market or, if the Common Shares are not then listed on the Nasdaq Global Select Market, on such other principal stock exchange or over-the-counter market on which the Common Shares are listed or quoted. If the Common Shares are not publicly traded or quoted, then “Fair Market Value” shall mean the fair market value of a Common Share as determined in good faith by the Board on the applicable day; provided that with respect to Options granted to a U.S. Participant, “Fair Market Value” shall be determined pursuant to a valuation of the Company by an independent appraisal that meets the requirements of Section 401(a)(28)(C) of the Code or another methodology for determining fair market value that complies with Section 409A of the Code.

“Grant Date” means the date an Option is granted to a Participant as determined by the Board and set out in the Participant’s Option Agreement.

“Individual Participant” means a Participant who is an individual.

“Insider” has the meaning attributed thereto in the Toronto Stock Exchange Company Manual in respect of the rules governing Security-Based Compensation Arrangements, as amended from time to time.

“Notice of Exercise” means a notice substantially in the form set out as Schedule B to this Plan, as amended by the Board from time to time.

“Option” means a right granted to an Eligible Person to purchase a Common Share pursuant to the terms of this Plan.

“Option Agreement” means an agreement substantially in the form set out as Schedule A to this Plan, as amended by the Board from time to time, specifying the terms and conditions of an Option.

“Participant” means any Eligible Person to whom an Option is granted.

“Participating Company” means the Company and any of its Subsidiaries, as designated by the Board from time to time.

“Plan” means this Stock Option Plan, as amended or restated from time to time.

“Retirement” means a Participant’s retirement from employment with a Participating Company on or after the Participant reaches age 60 and has at least 10 years of service in the aggregate with the Company and any of its Subsidiaries, or the Participant’s retirement from employment with a Participating Company under circumstances that the Board, in its discretion, has determined to be a retirement for purposes of the Plan.

“Security-Based Compensation Arrangement” has the meaning attributed thereto in the Toronto Stock Exchange Company Manual, as amended from time to time.

“Subsidiary” or “Subsidiaries” means any entity that is a “subsidiary” for the purposes of National Instrument 45-106 — Prospectus Exemptions, as amended from time to time.

“Termination Date” means: (i) for employees, a Participant’s last day of active employment with a Participating Company (other than in connection with a Participant’s transfer of employment to another Participating Company), regardless of whether the Participant’s employment with the Participating Company is terminated with or without Cause, lawfully or unlawfully, and does not include any period of statutory, contractual, common law, civil law or other notice of termination of employment or any period of salary continuance, severance or deemed employment or other damages paid or payable to the Participant in respect of the termination of employment, whether pursuant to an employment agreement or at law; (ii) for directors and Consultants, the last day on which the director or Consultant is actively providing services to a Participating Company.

“U.S. Participant” means any Participant who is a United States citizen or United States resident alien as defined for purposes of Section 7701(b)(1)(A) of the Code.

“Vesting Date” means the date or dates set out in the Option Agreement on which an Option will vest, or such earlier date as is provided for in the Plan or is determined by the Board.

1.3	Interpretation

Where the context so requires, words importing the singular number include the plural and vice versa, and words importing any gender include any other gender. Whenever the Board is entitled to exercise discretion in the administration of the Plan, the term “discretion” means the sole and absolute discretion of the Board.

1.4	Currency

Unless otherwise specifically provided, all references to dollars in this Plan are references to United States dollars.

1.5	Administration

This Plan will be administered by the Board which has the discretion to: (i) grant Options to Eligible Persons; (ii) determine the Exercise Price, vesting schedule, term, limitations, restrictions and conditions applicable to Options; (iii) waive or amend the vesting schedule; (iv) interpret and administer the Plan; (v) establish, amend and rescind any rules and regulations relating to the Plan;

and (vi) make any other determinations that the Board deems necessary or desirable for the administration of the Plan. The Board may correct any defect or supply any omission or reconcile any inconsistency in the Plan, in the manner and to the extent the Board deems, in its discretion, necessary or desirable. Any decision of the Board with respect to the administration and interpretation of the Plan shall be conclusive and binding on the Participants. The day-to-day administration of the Plan may be delegated to such officers and employees of the Company as the Board determines.

1.6	Delegation to Committee

To the extent permitted by applicable law, the Board may, from time to time, delegate to the Committee all or any of the powers conferred on the Board under the Plan. In such event, references to the Board mean and include the Committee, and the Committee will exercise the powers delegated to it by the Board in the manner and on the terms authorized by the Board. Any decisions made or actions taken by the Committee arising out of or in connection with the administration or interpretation of this Plan within its authority under this Plan are final, conclusive and binding on the Company, each Participating Company, the Participants and all other persons.

1.7	Governing Law

The Plan shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

1.8	Shares Subject to the Plan

Subject to adjustment pursuant to Section 4.1, the maximum number of Common Shares that may be issued pursuant to the Plan shall be 10% of the number of issued and outstanding Common Shares from time to time. Common Shares in respect of Options which are cancelled, terminated, disposed of or exercised hereunder will be available for subsequent issuance under the Plan. No fractional Common Shares may be purchased or issued hereunder.

1.9	Participation Limits

The grant of Options under the Plan is subject to the following limitations:

(a)

no more than 10% of the outstanding Common Shares may be issuable at any time under the Plan alone or when combined with all other Security-Based Compensation Arrangements of the Company established on or following July 29, 2019; and

(b)

no more than 5% of the outstanding Common Shares may be issued under the Plan alone or when combined with all other Security-Based Compensation Arrangements of the Company established on or following July 29, 2019 to any one Participant.

Section 2.	Options

2.1	Granting of Options

The Board may, from time to time, grant Options to Eligible Persons, provided that the total number of Common Shares subject to Options shall not at any time exceed the maximum amount set forth in Section 1.8. The grant of an Option to an Eligible Person at any time shall neither entitle such Eligible Person to receive, nor preclude such Eligible Person from receiving, a subsequent grant of an Option. Each Option granted by the Board shall be evidenced by an Option Agreement.

2.2	Vesting of Options

The Board shall determine when an Option will become vested and may determine that the Option will become vested in installments and may make vesting of the Option conditional on the achievement of performance targets. Subject to the terms of any employment or other agreement between the Participant and a Participating Company, or the Board expressly providing to the contrary, a Participant’s Options shall vest in accordance with the vesting schedule as set out in the Participant’s Option Agreement. The Board may, in its discretion, at any time, permit the exercise of any or all Options held by a Participant in the manner and on the terms authorized by the Board, provided that the Board will not, in any case, authorize the exercise of an Option at any time after its expiry date.

2.3	Exercise Price

The Exercise Price of an Option shall be fixed by the Board on the Grant Date and will not be less than the Fair Market Value of a Common Share as of the Grant Date, subject to all applicable regulatory requirements. Notwithstanding the foregoing, if an Option is approved during a Blackout Period, the Grant Date shall not be earlier than the sixth Business Day immediately following the expiration of the Blackout Period and the Exercise Price will not be less than the volume-weighted average trading price of the Common Shares on the Nasdaq Global Select Market on the five trading days immediately preceding the Grant Date, or, if the Common Shares are not then listed on the Nasdaq Global Select Market, on such other principal stock exchange or over-the-counter market on which the Common Shares are listed or quoted.

2.4	Option Term; Blackout Period

Subject to Section 3, each Option must be exercised no later than 10 years after the Grant Date or such shorter period as set out in the Participant’s Option Agreement, at which time such Option will expire. Notwithstanding any other provision of this Plan, each Option that would expire during a Blackout Period shall expire on the date that is 10 Business Days immediately following the expiration of the Blackout Period.

2.5	Exercise of Options

Vested Options may be exercised by the Participant delivering to the Company a Notice of Exercise signed by the Participant or his or her legal representative, accompanied by payment in full of the aggregate Exercise Price and any Applicable Withholding Taxes in respect of the Options being exercised, payable:

(a)	in cash, or by certified cheque, bank draft or money order payable to the Company or by such other means as might be specified from time to time by the Board;

(b)	pursuant to a broker-assisted cashless exercise, whereby the Participant shall elect on the Notice of Exercise to receive:

(i)

an amount in cash equal to the cash proceeds realized upon the sale in the capital markets of the Common Shares underlying the Options by a securities dealer designated by the Company, less the aggregate Exercise Price, any Applicable Withholding Taxes, and any transfer costs charged by the securities dealer to sell the Common Shares;

(ii)

an aggregate number of Common Shares that is equal to the number of Common Shares underlying the Options minus the number of Common Shares sold in the capital markets by a securities dealer designated by the Company as required to realize cash proceeds equal to the aggregate Exercise Price, any Applicable Withholding Taxes and any transfer costs charged by the securities dealer to sell the Common Shares; or

(iii)	a combination of (i) and (ii).

Subject to Section 4.13 and the attached Addendum, upon receipt of payment in full, the number of Common Shares in respect of which the Options are exercised will be duly issued to the Participant as fully paid and non-assessable, following which the Participant shall have no further rights, title or interest with respect to such Options.

Section 3.	Termination

3.1	Termination for Cause (Employees and Directors) and Resignation (Employees)

If a Participant’s employment or directorship with a Participating Company is terminated for Cause or a Participant’s employment is terminated with a Participating Company due to the Participant’s resignation (other than in circumstances constituting a Retirement), all Options held by the Participant on the Participant’s Termination Date, whether vested or unvested, shall automatically terminate on the Termination Date and be of no further force or effect, and no amount shall be payable to the Participant in respect thereof as compensation, damages or otherwise.

3.2	Death (Employees and Directors)

If a Participant’s employment or directorship with a Participating Company ceases as a result of death, all unvested Options held by the Participant on the Participant’s Termination Date shall automatically terminate on the Termination Date and be of no further force or effect, and no amount shall be payable to the Participant in respect thereof as compensation, damages or otherwise. The Participant’s personal legal representatives may, within 12 months after the Participant’s Termination Date, or such shorter period as is remaining in the term of the Options, exercise the Participant’s vested Options in accordance with Section 2.5. At the end of such 12 month period or such shorter period as is remaining in the term of the Options, the outstanding Options shall automatically terminate and be of no further force or effect, and no amount shall be payable to the Participant in respect thereof as compensation, damages or otherwise.

3.3	Disability, Retirement and Termination Without Cause (Employees) and Resignation (Directors)

If a Participant’s employment with a Participating Company is terminated due to a Disability, the Participant’s Retirement or a termination without Cause by a Participating Company or if a Participant’s directorship is terminated due the Participant’s resignation, all unvested Options held by the Participant on the Participant’s Termination Date shall automatically terminate on the Termination Date and be of no further force or effect, and no amount shall be payable to the Participant in respect thereof as compensation, damages or otherwise. The Participant may, within 90 days after the Participant’s Termination Date, or such shorter period as is remaining in the term of the Options, exercise the Participant’s vested Options in accordance with Section 2.5. At the end of such 90 day period or such shorter period as is remaining in the term of the Options, the outstanding Options shall automatically terminate and be of no further force or effect, and no amount shall be payable to the Participant in respect thereof as compensation, damages or otherwise.

3.4	Termination (Consultants)

(i)

If a Participant’s consulting agreement or arrangement terminates by reason of: (i) termination by a Participating Company for breach of the consulting agreement or arrangement (whether or not such termination is effected in compliance with any termination provisions contained in Participant’s consulting agreement or arrangement), which includes, without limitation, a termination by a Participating Company for Cause; or (ii) voluntary termination by the Participant (whether or not such termination is effected in compliance with any termination provisions contained in the Participant’s consulting agreement or arrangement), all Options held by the Participant on the Participant’s Termination Date, whether vested or unvested, shall automatically terminate on the Termination Date and be of no further force or effect, and no amount shall be payable to the Participant in respect thereof as compensation, damages or otherwise.

(ii)

If an Individual Participant’s consulting agreement or arrangement terminates by reason of death of the Individual Participant, all unvested Options held by the Participant on the Participant’s Termination Date shall automatically terminate on the Termination Date and be of no further force or effect, and no amount shall be payable to the Participant in respect thereof as compensation, damages or otherwise. The Individual Participant’s personal legal representatives may, within 12 months after the Participant’s Termination Date, or such shorter period as is remaining in the term of the Options, exercise the Participant’s vested Options in accordance with Section 2.5. At the end of such 12 month period or such shorter period as is remaining in the term of the Options, the outstanding Options shall automatically terminate and be of no further force or effect, and no amount shall be payable to the Participant in respect thereof as compensation, damages or otherwise.

(iii)

If a Participant’s consulting agreement or arrangement terminates by reason of termination by a Participating Company for any reason whatsoever other than for breach of the consulting agreement or arrangement (whether or not such termination is effected in compliance with any termination provisions contained in the Consultant’s consulting agreement or arrangement), all unvested Options held by the Participant on the Participant’s Termination Date shall automatically terminate on the Termination Date and be of no further force or effect, and no amount shall be payable to the Participant in respect thereof as compensation, damages or otherwise. The Participant may, within 90 days after the Participant’s Termination Date, or such shorter period as is remaining in the term of the Options, exercise the Participant’s vested Options in accordance with Section 2.5. At the end of such 90 day period or such shorter period as is remaining in the term of the Options, the outstanding Options shall automatically terminate and be of no further force or effect, and no amount shall be payable to the Participant in respect thereof as compensation, damages or otherwise.

Section 4.	General

4.1	Capital Adjustments

In the event of any stock dividend, stock split, combination or exchange of shares, merger, amalgamation, arrangement, consolidation, reclassification, spin-off or other distribution (other than normal cash dividends) of the Company’s assets to shareholders, or any other change in the capital of the Company affecting Common Shares, the Board will make such proportionate adjustments, if any, as the Board in its discretion deems appropriate to reflect such change (for the purpose of preserving the value of the Options), with respect to: (i) the number or kind of shares or other securities reserved for issuance pursuant to this Plan; (ii) the number or kind of shares or other securities subject to any outstanding Options; and (iii) the Exercise Price of any outstanding Options; provided, however, that no adjustment will obligate the Company to issue or sell fractional securities. Notwithstanding anything in this Plan to the contrary, all adjustments made pursuant to this Section 4.1 shall be made subject to the rules of any stock exchange on which the Common Shares are listed and in compliance with paragraph 7(1.4)(c) of the Income Tax Act (Canada) and/or with Code Section 409A and Treasury Regulations Section 1.409A-1(b)(5), to the extent applicable.

4.2	Effect of a Change of Control

Notwithstanding any other provision of this Plan, in the event of a Change of Control, the surviving, successor or acquiring entity shall assume any outstanding Options or shall substitute similar options for the outstanding Options. If the surviving, successor or acquiring entity does not assume the outstanding Options or substitute similar options for the outstanding Options, or if the Board otherwise determines in its discretion, the Company shall give written notice to all Participants advising that the Plan shall be terminated effective immediately prior to the Change of Control and all Options shall be deemed to be vested and, unless otherwise exercised, forfeited or cancelled prior to the termination of the Plan shall expire immediately prior to the termination of the Plan.

In the event of a Change of Control, the Board has the power to: (i) make such other changes to the terms of the Options as it considers fair and appropriate in the circumstances, provided such changes are not adverse to the Participants; (ii) otherwise modify the terms of the Options to assist the Participants to tender into a takeover bid or other arrangement leading to a Change of Control, and thereafter; and (iii) terminate, conditionally or otherwise, the Options not exercised following successful completion of such Change of Control. If the Change of Control is not completed within the time specified therein (as the same may be extended), the Options which vest pursuant to this Section 4.2 shall be returned by the Company to the Participant and, if exercised, the Common Shares issued on such exercise shall be reinstated as authorized but unissued Common Shares and the original terms applicable to such Options shall be reinstated.

4.3	Amendment and Termination

(a)

The Board may amend or suspend any provision of the Plan or any Option, or terminate this Plan, at any time without security holder approval, subject to those provisions of applicable law and the rules, regulations and policies of any stock exchange on which the Common Shares are listed, if any, that require the approval of security holders or any governmental or regulatory body regardless of whether any such amendment or suspension is material, fundamental or otherwise, and notwithstanding any rule of common law or equity to the contrary. However, except as expressly set forth herein or as required pursuant to applicable law, no action of the Board or security holders may materially adversely alter or impair the rights of a Participant under any Option previously granted to the Participant without the consent of the affected Participant. Without limiting the generality of the foregoing, the Board may make the following types of amendments to this Plan or any Options without seeking security holder approval:

(i)

amendments of a “housekeeping” or administrative nature, including any amendment for the purpose of curing any ambiguity, error or omission in this Plan or any Option Agreement or to correct or supplement any provision of this Plan or any Option Agreement that is inconsistent with any other provision of this Plan or any Option Agreement;

(ii)	amendments necessary to comply with the provisions of applicable law or the rules, regulations and policies of any stock exchange on which the Common Shares are listed;

(iii)	amendments necessary for Options to qualify for favourable treatment under applicable tax laws;

(iv)	amendments to the vesting provisions of this Plan or any Option;

(v)	amendments to include or modify a cashless exercise feature, payable in cash or Common Shares, which provides for a full deduction of the number of underlying Common Shares from the Plan maximum;

(vi)

amendments to the termination or early termination provisions of this Plan or any Option, whether or not such Option is held by an Insider, provided such amendment does not entail an extension beyond the original expiry date of the Option; and

(vii)	amendments necessary to suspend or terminate this Plan.

(b)	Security holder approval will be required for the following types of amendments:

(i)	any amendment to increase the maximum number of Common Shares issuable under this Plan, other than pursuant to Section 4.1;

(ii)	any amendment to this Plan that increases the length of the period after a Blackout Period during which Options may be exercised;

(iii)	any amendment which would result in the Exercise Price for any Option granted under this Plan being lower than the Fair Market Value at the Grant Date of the Option;

(iv)

any amendment that would permit the introduction or reintroduction of non-employee directors as Eligible Persons on a discretionary basis or any amendment that increases the limits previously imposed on non-employee director participation;

(v)

any amendment which reduces the Exercise Price of an Option or allows for the cancellation and reissuance of an Option, which would be considered a repricing under the rules of any stock exchange on which the Common Shares are listed, in each case, other than pursuant to Section 4.1 or Section 4.2;

(vi)	any amendment extending the term of an Option beyond the original expiry date, except as provided in Section 2.4;

(vii)	any amendment to the amendment provisions;

(viii)	any amendment which would allow for the transfer or assignment of Options under this Plan, other than for normal estate settlement purposes; and

(ix)	amendments required to be approved by security holders under applicable law or the rules, regulations and policies of any stock exchange on which the Common Shares are listed.

4.4	Clawback

Notwithstanding any other provision of this Plan, any Option which is subject to recovery or recoupment under applicable laws, stock exchange listing requirements or policies adopted by the

Company, will be subject to such deductions and clawbacks as may be required pursuant to such laws, stock exchange listing requirements or policies.

4.5	Non-Exclusivity

Nothing contained herein shall prevent the Board from adopting other or additional compensation arrangements for the benefit of any Participant, subject to any required regulatory or shareholder approval.

4.6	Unfunded Plan

This Plan shall be unfunded and the Company will not secure its obligations hereunder. To the extent any individual holds any rights under the Plan, such rights (unless otherwise determined by the Board) shall be no greater than the rights of an unsecured general creditor of the Company.

4.7	Successors and Assigns

The Plan shall be binding on all successors and assigns of the Participating Companies and each Participant, including without limitation, the legal representative of a Participant, or any receiver or trustee in bankruptcy or representative of the creditors of a Participating Company or a Participant.

4.8	Transferability of Options

Rights of a Participant respecting Options shall not be transferable or assignable, except as provided in Section 3.2 or by will or the laws of descent and distribution.

4.9	No Special Rights

Nothing contained in the Plan or by the grant of any Options will confer upon any Participant any right to the continuation of the Participant’s employment by a Participating Company or any right to continue to serve as a director or consultant of a Participating Company or interfere in any way with the right of any Participating Company at any time to terminate a Participant’s employment or service or to increase or decrease the compensation of a Participant. Nothing in this Plan may be construed to provide any Participant with any rights whatsoever to compensation or damages in lieu of notice or continued participation in, or entitlements under, the Plan as a consequence of a Participant’s termination of employment (regardless of the reason for the termination and the party causing the termination, including a termination without Cause). Options shall not be considered Common Shares nor shall they entitle a Participant to any interest in or title to any Common Shares or to exercise voting rights or any other rights attaching to the Common Shares. Participation in the Plan by an Eligible Person shall be voluntary.

4.10	Other Employee Benefits

The amount of any compensation received or deemed to be received by a Participant as a result of his or her participation in the Plan will not constitute compensation, earnings or wages with respect to which any other employee benefits of that Participant are determined, including, without limitation, benefits under any bonus, pension, profit-sharing, insurance, termination, severance or salary continuation plan or any other employee benefit plans, nor under any applicable employment standards or other legislation, except as otherwise specifically determined by the Board.

4.11	Withholding Taxes

It is the responsibility of the Participant to complete and file any tax returns which may be required under Canadian, U.S. or other applicable jurisdiction’s tax laws within the periods specified in those laws as a result of the Participant’s participation in the Plan.

Notwithstanding any other provision of this Plan, a Participant shall be solely responsible for all Applicable Withholding Taxes resulting from his or her receipt of Common Shares or other property pursuant to this Plan, provided that for U.S. Participants, the Company shall withhold the employer portion of any Applicable Witholding Taxes at the time of exercise. In connection with the issuance of Common Shares pursuant to this Plan, a Participant shall, at the Participant’s discretion:

(a)

pay to the Company an amount as necessary so as to ensure that the Company is in compliance with the applicable provisions of any federal, provincial, local or other law relating to the Applicable Withholding Taxes in connection with such issuance;

(b)

authorize a securities dealer designated by the Company, on behalf of the Participant, to sell in the capital markets a portion of the Common Shares issued hereunder to realize cash proceeds to be used to satisfy the Applicable Withholding Taxes; or

(c)	make other arrangements acceptable to the Company to fund the Applicable Withholding Taxes.

4.12	No Liability

No Participating Company shall be liable to any Participant for any loss resulting from a decline in the market value of the Common Shares.

4.13	Government Regulation and Grant Restrictions

The Company’s obligation to issue and deliver Common Shares under any Option is subject to: (i) the completion of such registration or other qualification of such Common Shares or obtaining approval of such regulatory authority as the Company shall determine to be necessary or advisable in connection with the authorization, issuance or sale thereof; (ii) the admission of such Common Shares to listing on any stock exchange on which such Common Shares may then be listed; and (iii) the receipt from the Participant of such representations, agreements and undertakings as to future dealings in such Common Shares as the Company determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction. The Company shall take all reasonable steps to obtain such approvals, registrations and qualifications as may be necessary for the issuance and delivery of such Common Shares in compliance with applicable securities laws and for the listing of such Common Shares on any stock exchange on which such

Common Shares are then listed. Options may not be granted with a Grant Date or effective date earlier than the date on which all actions required to grant the Options have been completed.

4.14	Priority of Agreements

In the event of any inconsistency or conflict between the provisions of the Plan and any Option Agreement, the provisions of the Plan shall prevail. Unless otherwise provided herein, in the event of any inconsistency or conflict between the provisions of the Plan or any Option Agreement, on the one hand, and a Participant’s employment, service or consulting agreement or arrangement with a Participating Company, on the other hand, the provisions of the employment, service or consulting agreement or arrangement shall prevail.

4.15	Severability

The invalidity or unenforceability of any provision of the Plan shall not affect the validity or enforceability of any other provision and any invalid or unenforceable provision shall be severed from the Plan.

4.16	Effective Date

This Plan applies to Options granted hereunder on and after July 29, 2019.

ADDENDUM FOR U.S. PARTICIPANTS

SNDL INC.

STOCK OPTION PLAN

The provisions of this Addendum apply to Options held by a U.S. Participant (or Participants who are or may become U.S. taxpayers) in order to avoid adverse or unintended tax consequences under Section 409A of the Code. All capitalized terms used in this Addendum but not defined in Section 1 below have the meanings attributed to them in the Plan. This Addendum shall have no other effect on any other terms and provisions of the Plan except as set forth below. The terms of this Addendum shall supersede the terms of the Plan to the extent necessary to eliminate inconsistencies between this Addendum and the Plan.

1.	Definitions

“Separation from Service” means, with respect to a U.S. Participant, any event that may qualify as a separation from service under Treasury Regulation Section 1.409A-1(h). A U.S. Participant shall be deemed to have separated from service if he or she dies, retires, or otherwise has a termination of employment as defined under Treasury Regulation Section 1.409A-1(h).

2.	Section 409A

For U.S. Participants, the Plan is intended to comply with Section 409A of the Code to the extent subject thereto, and, accordingly, to the maximum extent permitted, the Plan shall be interpreted and administered to be in compliance therewith. Notwithstanding any contrary provision in this Plan or an Option Agreement, if any provision of this Plan or an Option Agreement contravenes any regulations or guidance promulgated under Section 409A of the Code or would cause an Option to be subject to additional taxes, accelerated taxation, interest and/or penalties under Section 409A of the Code, such provision of this Plan or Option Agreement may be modified by the Board without the consent of the U.S. Participant in any manner the Board deems reasonable or necessary. In making such modifications, the Board shall attempt, but shall not be obligated, to maintain, to the maximum extent practicable, the original intent of the applicable provision without contravening the provisions of Section 409A of the Code. Any payments under this Agreement that may be excluded from Section 409A either as separation pay due to an involuntary Separation from Service or as a short-term deferral will be excluded from Section 409A to the maximum extent possible. Notwithstanding the foregoing, neither the Company nor the Board shall have any obligation to take any action to prevent the assessment of any additional tax or penalty on any Participant under Section 409A of the Code and neither the Company nor the Board will have any liability to any Participant for such tax or penalty. To the extent Section 409A of the Code is applicable, each payment pursuant to this Agreement is intended to constitute a separate payment for purposes of Treasury Regulation Section 1.409A-2(b) (2).

SCHEDULE A

OPTION AGREEMENT

[insert name of officer, director, employee or Consultant] (the “Participant”)

Pursuant to the Stock Option Plan (the “Plan”) of SNDL Inc. (the “Company”) and in consideration of services provided by the Participant to any Participating Company, the Company hereby grants to the Participant on ________________, _______ (the “Grant Date”) _____________ Options to purchase Common Shares of the Company at an Exercise Price of $_________ per Common Share.

Capitalized terms used but not otherwise defined in this agreement shall have the meaning set out in the Plan.

Subject to earlier expiry in accordance with the Plan, the Options shall cease to be exercisable and shall expire on ________________, _______ [insert expiry date - no longer than [10] years after the Grant Date]. The Options vest as follows: [insert vesting schedule].

The Options are not intended to qualify as “incentive stock options” under Section 422 of the Code.

The Company and the Participant understand and agree that the granting and exercise of the Options and the issuance of Common Shares are subject to the terms and conditions of the Plan, all of which are incorporated into and form a part of this agreement.

DATED ______________________, _______.

SNDL INC.

By:

Name:

Title:

CHECK THE BOX BELOW IF APPLICABLE:

☐  I am a U.S. Participant and understand that my Options are subject to the terms and conditions of the Plan as modified by the Addendum to the Plan.

The Participant agrees to the terms and conditions set out herein and confirms and acknowledges that the Participant has not been induced to enter into this agreement or acquire any Option by expectation of employment or service or continued employment or services with any Participating Company. The Participant confirms and acknowledges that the Participant has received and reviewed a copy of the Plan, including the early termination provisions set out in Section 3 of the Plan.

The Participant agrees to provide the Company with all information (including personal information, if applicable) required by the Company to administer the Plan. The Participant consents to the Company and any of its affiliates sharing and exchanging the Participant’s information held in order to administer and operate the Plan (including, if applicable, personal details, data relating to participation, salary, taxation and employment and sensitive personal data, including data relating to physical or mental health, criminal conviction or the alleged commission of offences) (“Information”) and providing the Board, the Company’s and/or any of its affiliates’ agents, officers, employees and/or third parties with Information for the administration and operation of the Plan and the Participant accepts that this may involve Information being sent to a country outside of Canada which may not have the same level of data protection laws as Canada, and law enforcement agencies in that country may access Information in accordance with local laws. The Participant acknowledges that the Participant has the right to request a list of the names and addresses of any potential recipients of Information and to review and correct Information by contacting the Participant’s local human resources or Participating Company representative. The Participant acknowledges that the collection, processing and transfer of Information is important to the Plan administration and that failure to consent to same may prohibit participation in the Plan or the Participant’s receipt of the Option. [NTD: For Employees, directors and individual consultants include the first signature line and for consultant entities include the second signature line.]

Signature

Name (please print)

[CONSULTANT ENTITY]

By:
Name:
Title:

SCHEDULE B

NOTICE OF EXERCISE

To: SNDL Inc.

Attention: [Secretary]

           (the “Participant”) hereby exercises         options (“Options”) to purchase Common Shares of SNDL Inc. (the “Company”) at an Exercise Price of $        per Common Share. This Notice of Exercise is delivered in respect of the    Options that were granted to the Participant on      under   the Company’s Stock Option Plan (the “Plan”). Capitalized terms used but not otherwise defined herein have the meaning set out in the Plan. In connection with the foregoing:

(tick one)

☐

The Participant encloses cash, a certified cheque, bank draft or money order payable to the Company in the amount of $           (which reflects the aggregate Exercise Price of the Options) plus the amount of $____________ (which reflects the amount the Company believes is necessary to remit as part of any Applicable Withholding Taxes), and the foregoing shall be the full payment for the Common Shares to be received upon exercise of the Options and the Participant acknowledges that the Common Shares will be issued to the Participant only upon satisfaction of the requirements of Section 2.5 of the Plan;

☐

The Participant hereby elects to receive an amount in cash equal to the cash proceeds realized upon the sale in the capital markets of the Common Shares underlying the Options by a securities dealer designated by the Company, less the aggregate Exercise Price, any Applicable Withholding Taxes and any transfer costs incurred to sell the Common Shares; or

☐

The Participant hereby elects to receive an aggregate number of Common Shares that is equal to the number of Common Shares underlying the Options being exercised minus the number of Common Shares sold in the capital markets by a securities dealer designated by the Company as required to realize cash proceeds equal to the aggregate Exercise Price, any Applicable Withholding Taxes and any transfer costs incurred to sell the Common Shares.

[NTD: For Employees, directors and individual consultants include the first signature line and for consultant entities include the second signature line.]

Date	Participant’s Signature

[CONSULTANT ENTITY]

By:
Name:
Title:

APPENDIX “F”

RESTRICTED AND PERFORMANCE SHARE UNIT PLAN

See attached.

F-1

SNDL INC.

RESTRICTED AND PERFORMANCE SHARE UNIT PLAN

JULY 29, 2019

-i-

TABLE OF CONTENTS

(continued)

		Page

4.14	Priority of Agreements	15
4.15	Severability	15
4.16	Effective Date	15

-ii-

SNDL INC.

RESTRICTED AND PERFORMANCE SHARE UNIT PLAN

Section 1.	Interpretation and Administrative Provisions

1.1	Purpose

The purposes of this Plan are to: (i) support the achievement of the Company’s performance objectives; (ii) align the interests of Eligible Persons with those of the Company’s shareholders; and (iii) attract, retain and motivate Eligible Persons critical to the long term success of the Company and its Subsidiaries.

1.2	Definitions

For the purposes of the Plan, the following terms have the following meanings:

“Acquirors” means a person, group of persons or persons acting jointly or in concert, or persons associated or affiliated within the meaning of the Business Corporations Act (Alberta), as amended, with any such person, group of persons or any of such persons.

“Addendum” means the terms of the addendum attached hereto that is applicable to U.S. Participants (or Participants who may become U.S. taxpayers).

“Affiliate” means any entity that is an “affiliate” for the purposes of National Instrument 45-106 — Prospectus Exemptions, as amended from time to time.

“Applicable Withholding Taxes” means any and all taxes and other source deductions or other amounts which a Participating Company is required by law to withhold from any amounts to be paid or credited hereunder.

“Award Agreement” means an RSU Agreement or PSU Agreement, as the context requires.

“Award Date” means the date when an annual cash bonus is paid to a Participant, provided that if an Award Date falls within a Blackout Period, the Award Date shall be the date which is six Business Days following the date on which the Blackout Period ends.

“Blackout Period” means the period of time when, pursuant to any policies or determinations of the Company, securities of the Company may not be traded by Insiders or other specified persons, including any period in which Insiders or other specified persons are in possession of material undisclosed information, but excluding any period during which a regulator has halted trading in the Company’s securities.

“Board” means the board of directors of the Company.

“Business Day” means any day on which the Nasdaq Global Select Market is open for business.

“Cause” means (i) if the Participant has an employment agreement or consulting agreement or arrangement with a Participating Company, “cause”, “just cause” or any other similar term as defined in such agreement, or (ii) if there is no such employment agreement or consulting agreement or arrangement, or no such definition exists, means:

(a)	the willful failure by a Participant to perform the Participant’s duties with respect to a Participating Company (other than due to illness);

(b)

theft, fraud, dishonesty or misconduct by the Participant involving the property, business or affairs of a Participating Company or the carrying out of the Participant’s duties with respect to a Participating Company;

(c)

the material breach by a Participant of the Participant’s employment agreement or consulting agreement or arrangement, the Company’s Code of Conduct (if applicable) or any of the Participant’s confidentiality, non-solicitation or non-competition obligations;

(d)	the Participant is convicted of, or pleads guilty to, a crime which constitutes an indictable offence; or

(e)	any other conduct that would be treated by the courts of the jurisdiction in which the Participant is employed or provides services to constitute cause for termination of employment or services.

“Change of Control” means:

(a)	the acquisition of:

(i)	Common Shares; and/or

(ii)	Convertible Securities,

as a result of which Acquirors, beneficially own or exercise control or direction over Common Shares or Convertible Securities such that, assuming only the conversion or exercise of Convertible Securities beneficially owned or over which control or direction is exercised by the Acquirors, the Acquirors would beneficially own or exercise control or direction over Common Shares which would entitle them to cast more than 50% of the votes attaching to all Common Shares which may be cast to elect directors of the Company; or

(b)	approval by the shareholders of the Company of:

(i)	an amalgamation, arrangement, merger or other consolidation of the Company with another corporation pursuant to which:

(A)

the holders of Common Shares immediately prior thereto do not immediately thereafter own shares of the successor or continuing corporation which entitle them to cast more than 50% of the votes attaching to all shares in the capital of the successor or continuing corporation which may be cast to elect directors of that corporation; or

(B)

the Common Shares, when converted, exchanged or otherwise affected pursuant to such amalgamation, arrangement, merger or other consolidation, do not comprise shares of the successor or continuing corporation which entitle the holders thereof to cast more than 50% of the votes attaching to all shares in the capital of the successor or continuing corporation which may be cast to elect directors of that corporation;

(ii)	a liquidation, dissolution or winding-up of the Company; or

(iii)

the sale of all or substantially all of the assets of the Company followed by a liquidating distribution of cash or securities to the shareholders of the Company entitled to assets upon a liquidating distribution.

“Code” means the U.S. Internal Revenue Code of 1986, as amended from time to time and the Treasury Regulations promulgated thereunder.

“Committee” means the compensation committee of the Board or such other committee of the Board as designated by the Board from time to time to administer the Plan.

“Common Share” means a common share in the capital of the Company.

“Company” means SNDL Inc., and any successor thereto.

“Consultant” means an individual consultant or a consultant entity, other than an employee or director that:

(a)	is engaged to provide services on a bona fide basis to a Participating Company, other than services provided in relation to a distribution of securities of a Participating Company;

(b)	provides the services under a written contract with a Participating Company; and

(c)	spends or will spend a significant amount of time and attention on the affairs and business of a Participating Company,

and includes, (i) for an individual consultant, (A) a company of which the individual consultant is an employee or shareholder; or (B) a partnership of which the individual consultant is an employee or partner, and (ii) for a consultant that is not an individual, an employee or director of the consultant, provided that the individual employee or director spends or will spend a significant amount of time and attention on the affairs and business of a Participating Company.

“Convertible Securities” means securities convertible into, exercisable for or carrying the right to purchase Common Shares.

“Disability” means the termination of the Participant’s employment at a time when the Participant is unable to substantially fulfill their duties on behalf of a Participating Company for a continuous period of 6 months or more or the Participant’s inability to substantially fulfill their duties on behalf of a Participating Company for an aggregate period of 9 months or more during any consecutive 12 month period, or the incurrence of a disability as determined by the Board in its discretion. Notwithstanding the foregoing, for Share Units that are subject to Section 409A of the Code, “Disability” shall mean that a Participant is disabled within the meaning of Section 409A(a)(2)(C)(i) or (ii) of the Code.

“Dividend Share Unit” has the meaning ascribed to such term in Section 2.6.

“Election Notice” means a notice substantially in the form set out as Schedule C to this Plan, as amended by the Board from time to time.

“Eligible Person” means any employee, officer or Consultant of a Participating Company and includes any such person who is on a leave of absence authorized by a Participating Company.

“Fair Market Value” means the closing price of a Common Share on the trading day immediately preceding the applicable day on the Nasdaq Global Select Market or, if the Common Shares are not then listed on the Nasdaq Global Select Market, on such other principal stock exchange or over-the-counter market on which the Common Shares are listed or quoted. If the Common Shares are not publicly traded or quoted, then “Fair Market Value” shall mean the fair market value of a Common Share as determined in good faith by the Board on the applicable day.

“Grant Date” means the date an RSU or PSU is granted to a Participant as determined by the Board and set out in the Participant’s Award Agreement. The Grant Date of RSUs granted pursuant to Section 2.2 shall be the applicable Award Date.

“Individual Participant” means a Participant who is an individual.

“Insider” has the meaning attributed thereto in the Toronto Stock Exchange Company Manual in respect of the rules governing Security-Based Compensation Arrangements, as amended from time to time.

“Participant” means any Eligible Person to whom an RSU or PSU is granted.

“Participating Company” means the Company and any of its Subsidiaries, as designated by the Board from time to time.

“Performance Period” means, with respect to PSUs, the period of time specified in the PSU Agreement during which the applicable Performance Vesting Conditions may be achieved.

“Performance Vesting Conditions” means such performance-related conditions in respect of the vesting of Share Units determined by the Board at the Grant Date, which may include but are not limited to, financial or operational performance of the Company, total shareholder return or individual performance criteria, measured over the Performance Period.

“Plan” means this Restricted and Performance Share Unit Plan, as amended or restated from time to time.

“PSU” means a right granted to an Eligible Person to receive a Common Share or a cash payment equal to the Fair Market Value thereof that generally becomes vested, if at all, subject to the attainment of Performance Vesting Conditions and the satisfaction of such other conditions to vesting, if any, as may be determined by the Board.

“PSU Agreement” means an agreement substantially in the form set out as Schedule A to this Plan, as amended by the Board from time to time, specifying the terms and conditions of a PSU.

“Retirement” means a Participant’s retirement from employment with a Participating Company on or after the Participant reaches age 60 and has at least 10 years of service in the aggregate with the Company and any of its Subsidiaries, or the Participant’s retirement from employment with a Participating Company under circumstances that the Board, in its discretion, has determined to be a retirement for purposes of the Plan.

“RSU” means a right granted to an Eligible Person to receive a Common Share or a cash payment equal to the Fair Market Value thereof that generally becomes vested, if at all, following a period of continuous employment or service.

“RSU Agreement” means an agreement substantially in the form set out as Schedule B to this Plan, as amended by the Board from time to time, specifying the terms and conditions of an RSU.

“Security-Based Compensation Arrangement” has the meaning attributed thereto in the Toronto Stock Exchange Company Manual, as amended from time to time.

“Settlement Date” has the meaning ascribed to such term in Section 2.8.

“Share Unit” means either an RSU, PSU or Dividend Share Unit as the context requires.

“Share Unit Account” has the meaning ascribed to such term in Section 2.7.

“Subsidiary” or “Subsidiaries” means any entity that is a “subsidiary” for the purposes of National Instrument 45-106 — Prospectus Exemptions, as amended from time to time.

“Termination Date” means: (i) for employees, a Participant’s last day of active employment with a Participating Company (other than in connection with a Participant’s transfer of employment to another Participating Company), regardless of whether the Participant’s employment with the Participating Company is terminated with or without Cause, lawfully or unlawfully, and does not include any period of statutory, contractual, common law, civil law or other notice of termination of employment or any period of salary continuance, severance or deemed employment or other damages paid or payable to the Participant in respect of the termination of employment, whether pursuant to an employment agreement or at law; or (ii) for Consultants, the last day on which the Consultant is actively providing services to a Participating Company.

“U.S. Participant” means any Participant who is a United States citizen or United States resident alien as defined for purposes of Section 7701(b)(1)(A) of the Code.

“Vesting Date” means the date or dates set out in the Award Agreement on which a Share Unit will vest, or such earlier date as is provided for in the Plan or is determined by the Board.

1.3	Interpretation

Where the context so requires, words importing the singular number include the plural and vice versa, and words importing any gender include any other gender. Whenever the Board is entitled to exercise discretion in the administration of the Plan, the term “discretion” means the sole and absolute discretion of the Board.

1.4	Currency

Unless otherwise specifically provided, all references to dollars in this Plan are references to United States dollars.

1.5	Administration

This Plan will be administered by the Board which has the discretion to: (i) grant RSUs or PSUs to Eligible Persons; (ii) determine the Performance Period, Performance Vesting Conditions, vesting schedule, term, limitations, restrictions and conditions applicable to RSUs and PSUs; (iii) waive or amend the Performance Vesting Conditions or vesting schedule; (iv) interpret and administer the Plan; (v) establish, amend and rescind any rules and regulations relating to the Plan; and (vi) make any other determinations that the Board deems necessary or desirable for the administration of the Plan. The Board may correct any defect or supply any omission or reconcile any inconsistency in the Plan, in the manner and to the extent the Board deems, in its discretion, necessary or desirable. Any decision of the Board with respect to the administration and interpretation of the Plan shall be conclusive and binding on the Participants. The day-to-day administration of the Plan may be delegated to such officers and employees of the Company as the Board determines.

1.6	Delegation to Committee

To the extent permitted by applicable law, the Board may, from time to time, delegate to the Committee all or any of the powers conferred on the Board under the Plan. In such event, references to the Board mean and include the Committee, and the Committee will exercise the powers delegated to it by the Board in the manner and on the terms authorized by the Board. Any decisions made or actions taken by the Committee arising out of or in connection with the administration or interpretation of this Plan within its authority under this Plan are final, conclusive and binding on the Company, each Participating Company, the Participants and all other persons.

1.7	Governing Law

The Plan shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

1.8	Shares Subject to the Plan

Subject to adjustment pursuant to Section 4.1, the maximum number of Common Shares that may be issued pursuant to the Plan shall be 8% of the number of issued and outstanding Common Shares from time to time. Common Shares in respect of Share Units which are cancelled, terminated, disposed of or settled hereunder will be available for subsequent issuance under the Plan. No fractional Common Shares may be purchased or issued hereunder.

1.9	Participation Limits

The grant of RSUs and PSUs under the Plan is subject to the following limitations:

(a)

no more than 10% of the outstanding Common Shares may be issuable at any time under the Plan alone or when combined with all other Security-Based Compensation Arrangements of the Company established on or following July 29, 2019; and

(b)

no more than 5% of the outstanding Common Shares may be issued under the Plan alone or when combined with all other Security-Based Compensation Arrangements of the Company established on or following July 29, 2019 to any one Participant.

Section 2.	Share Units

2.1	Granting of RSUs or PSUs

The Board may, from time to time, grant RSUs or PSUs to Eligible Persons, provided that the total number of Common Shares subject to RSUs and PSUs shall not at any time exceed the maximum amount set forth in Section 1.8. The grant of an RSU or PSU to an Eligible Person at any time shall neither entitle such Eligible Person to receive, nor preclude such Eligible Person from receiving, a subsequent grant of an RSU or PSU. Each RSU and PSU granted by the Board shall be evidenced by an RSU Agreement or PSU Agreement, as applicable. Unless otherwise provided in the applicable Award Agreement, Share Units granted to a Participant shall be awarded solely in respect of performance of such Participant in the calendar year in which the Grant Date occurs. In all cases, other than grants pursuant to Section 2.2, the Share Units shall be in addition to, and not in substitution for or in lieu of, ordinary salary and wages payable to a Participant in respect of his or her services to the applicable Participating Company.

2.2	Election to Defer Annual Incentive Compensation

Subject to the Board’s approval (which may be withheld for any reason), an Eligible Person, other than a U.S. Participant, may elect to defer bonus compensation to be received under the Company’s short-term incentive plan in the form of RSUs, by delivering to the Company an Election Notice not later than December 31 of the year preceding the year in which the Award Date occurs. An Eligible Person who elects to defer incentive compensation in the form of RSUs will be awarded the number of RSUs determined by dividing (i) the dollar amount of incentive compensation to be deferred, by (ii) the Fair Market Value of a Common Share as at the Award Date. Notwithstanding

the foregoing, if a Blackout Period is in effect, an Eligible Person may not deliver an election until the first day immediately following the expiration of the Blackout Period.

2.3	Number and Type of Share Units

Each RSU Agreement and PSU Agreement shall set forth: (i) the Grant Date of the RSUs or PSUs; (ii) the number of RSUs or PSUs subject to such award; (iii) the applicable vesting schedule; and (iv) any applicable Performance Vesting Conditions and Performance Period, and may specify such other terms and conditions consistent with the terms of the Plan as the Board shall determine or as shall be required under any other provision of the Plan.

2.4	Vesting of RSUs

Subject to the terms of any employment or other agreement between the Participant and a Participating Company, or the Board expressly providing to the contrary, a Participant’s RSUs shall vest and, for U.S. Participants, be subject to Applicable Witholding Tax, based on the terms set out in the applicable RSU Agreement. Notwithstanding the foregoing, all RSUs that were awarded pursuant to Section 2.2 and all related Dividend Share Units, shall be deemed to be fully vested on the Participant’s Termination Date, regardless of the reason for termination of the Participant’s employment.

The Board may, in its discretion, at any time, accelerate the vesting of any or all RSUs and related Dividend Share Units held by a Participant in the manner and on the terms authorized by the Board.

2.5	Vesting of PSUs

Subject to the terms of any employment or other agreement between the Participant and a Participating Company, or the Board expressly providing to the contrary, a Participant’s PSUs shall vest on the Vesting Date(s) and, for U.S. Participants, be subject to Applicable Witholding Tax, conditional on the satisfaction of any Performance Vesting Conditions during the applicable Performance Period. The percentage of the PSUs that vest will be based on the achievement of the applicable Performance Vesting Conditions as determined by the Board in its sole discretion.

The Board may, in its discretion, at any time, accelerate the vesting of any or all PSUs and related Dividend Share Units held by a Participant in the manner and on the terms authorized by the Board having regard to the level of achievement of the Performance Vesting Conditions prior to the applicable date.

2.6	Dividend Share Units

When dividends (other than stock dividends) are paid on Common Shares, additional Share Units (“Dividend Share Units”) shall be credited to a Participant’s Share Unit Account as of the dividend payment date. The number of Dividend Share Units to be credited to the Participant’s Share Unit Account shall be determined by multiplying the aggregate number of Share Units held by the Participant on the relevant record date by the amount of the dividend paid by the Company on each Common Share, and dividing the result by the Fair Market Value on the dividend payment date, rounded down to the nearest whole Share Unit, which Dividend Share Units shall be in the form of RSUs or PSUs, as applicable. Dividend Share Units credited to a Participant’s Share Unit Account in accordance with this Section 2.6 shall be subject to the same vesting conditions applicable to the related RSUs or PSUs.

2.7	Share Unit Accounts

An account, called a “Share Unit Account”, shall be maintained by the applicable Participating Company for each Participant and will be credited with such grants of RSUs, PSUs or Dividend Share Units as are received by the Participant from time to time. Share Units that fail to vest or that are settled in accordance with Section 2.8 shall be cancelled and shall cease to be recorded in the Participant’s Share Unit Account as of the date on which such Share Units are forfeited or cancelled under the Plan or are settled, as the case may be. Where a Participant has been granted one or more RSUs or PSUs, such RSUs and PSUs (and related Dividend Share Units) shall be recorded separately in the Participant’s Share Unit Account.

2.8	Settlement of Share Units

On or as soon as practicable following the Vesting Date of a Share Unit and in any event no later than December 15 of the third year following the year in respect of which the Share Unit is granted (the “Settlement Date”), and subject to Section 4.11 and the attached Addendum, the Company shall redeem all of a Participant’s vested Share Units by, in the discretion of the Company (i) issuing from treasury the number of Common Shares that is equal to the number of vested Share Units held by the Participant as at the Settlement Date (rounded down to the nearest whole number), as fully paid and non-assessable Common Shares, (ii) delivering to the Participant an amount in cash (net of Applicable Withholding Taxes) equal to the number of vested Share Units held by the Participant as at the Settlement Date multiplied by the Fair Market Value as at the Settlement Date, (iii) delivering to the Participant a whole number of Common Shares purchased on the open market that is equal to the number of vested Share Units held by the Participant as at the Settlement Date, or (iv) a combination of (i), (ii) and (iii). Upon settlement of such Share Units, the corresponding number of Share Units credited to the Participant’s Share Unit Account shall be cancelled and the Participant shall have no further rights, title or interest with respect thereto.

Section 3.	Termination

3.1	Termination for Cause and Resignation (Employees)

If a Participant’s employment with a Participating Company is terminated for Cause or a Participant’s employment is terminated with a Participating Company due to the Participant’s resignation (other than in circumstances constituting a Retirement), all Share Units held by the Participant on the Participant’s Termination Date, whether vested or unvested, shall automatically terminate on the Termination Date and be of no further force or effect, and no amount shall be payable to the Participant in respect thereof as compensation, damages or otherwise.

3.2	Death (Employees)

If a Participant’s employment with a Participating Company ceases as a result of death, all unvested Share Units held by the Participant on the Participant’s Termination Date shall automatically terminate on the Termination Date and be of no further force or effect, and no amount shall be payable to the Participant in respect thereof as compensation, damages or otherwise. Any vested Share Units in the Participant’s Share Unit Account on the Participant’s Termination Date shall be settled as soon as practicable following the Termination Date in accordance with Section 2.8.

3.3	Disability, Retirement and Termination Without Cause (Employees)

If a Participant’s employment with a Participating Company is terminated due to a Disability, the Participant’s Retirement or a termination without Cause by a Participating Company, a portion of the Participant’s unvested RSUs and related Dividend Share Units will vest as of the Termination Date. The percentage which will vest will be determined by a fraction, the numerator of which is the number of days that have elapsed from the Grant Date up to and including the Termination Date, and the denominator of which is the number of days from the Grant Date up to and including the original Vesting Date and shall be settled as soon as practicable following the Termination Date in accordance with Section 2.8. All other unvested RSUs and related Dividend Share Units held by the Participant on the Participant’s Termination Date shall automatically terminate on the

Termination Date and be of no further force or effect, and no amount shall be payable to the Participant in respect thereof as compensation, damages or otherwise.

If a Participant’s employment with a Participating Company is terminated due to a Disability, the Participant’s Retirement or a termination without Cause by a Participating Company, (i) a portion of the Participant’s unvested PSUs and related Dividend Share Units (based on the number of days that have elapsed from the Grant Date up to and including the Termination Date) shall continue to be held by the Participant and shall vest at the same time and based on the achievement of the applicable Performance Vesting Conditions as if the Participant had remained employed by, or in the services of, a Participating Company until the Vesting Date, at which time all vested PSUs and related Dividend Share Units will be settled in accordance with Section 2.8, and (ii) all other PSUs and related Dividend Share Units held by the Participant shall terminate on the Termination Date and be of no further force or effect, and no amount shall be payable to the Participant in respect thereof as compensation, damages or otherwise. All outstanding PSUs and related Dividend Share Units that fail to vest on the Vesting Date shall automatically terminate on the Vesting Date and be of no further force or effect, and no amount shall be payable to the Participant in respect thereof as compensation, damages or otherwise. In addition to the achievement of the applicable Performance Vesting Conditions, the vesting of any PSUs and related Dividend Share Units pursuant to this Section 3.3 shall be conditional on the Participant complying with the restrictive covenants set out in the applicable Award Agreement (if any).

3.4	Termination (Consultants)

(i)

If a Participant’s consulting agreement or arrangement terminates by reason of: (i) termination by a Participating Company for breach of the consulting agreement or arrangement (whether or not such termination is effected in compliance with any termination provisions contained in Participant’s consulting agreement or arrangement), which includes, without limitation, a termination by a Participating Company for Cause; or (ii) voluntary termination by the Participant (whether or not such termination is effected in compliance with any termination provisions contained in the Participant’s consulting agreement or arrangement), all Share Units held by the Participant on the Participant’s Termination Date, whether vested or unvested, shall automatically terminate on the Termination Date and be of no further force or effect, and no amount shall be payable to the Participant in respect thereof as compensation, damages or otherwise.

(ii)

If: (i) an Individual Participant’s consulting agreement or arrangement terminates by reason of death of the Individual Participant; or (ii) a Participant’s consulting agreement or arrangement terminates by reason of termination by a Participating Company for any reason whatsoever other than for breach of the consulting agreement or arrangement (whether or not such termination is effected in compliance with any termination provisions contained in the Consultant’s consulting agreement or arrangement), all unvested Share Units held by the Participant on the Participant’s Termination Date shall automatically terminate on the Termination Date and be of no further force or effect, and no amount shall be payable to the Participant in respect thereof as compensation, damages or otherwise. Any vested Share Units in the Participant’s Share Unit Account on the Participant’s Termination Date shall be settled as soon as practicable following the Termination Date in accordance with Section 2.8.

Section 4.  General

4.1	Capital Adjustments

In the event of any stock dividend, stock split, combination or exchange of shares, merger, amalgamation, arrangement, consolidation, reclassification, spin-off or other distribution (other than normal cash dividends) of the Company’s assets to shareholders, or any other change in the capital of the Company affecting Common Shares, the Board will make such proportionate adjustments, if any, as the Board in its discretion deems appropriate to reflect such change (for the purpose of preserving the value of the Share Units), with respect to: (i) the number or kind of shares or other securities reserved for issuance pursuant to this Plan; (ii) the number or kind of shares or other securities subject to any outstanding Share Units; (iii) the number of Share Units in the Participants’ Share Unit Accounts; and (iv) the vesting of PSUs provided, however, that no adjustment will obligate the Company to issue or sell fractional securities. Notwithstanding anything in this Plan to the contrary, all adjustments made pursuant to this Section 4.1 shall be made subject to the rules of any stock exchange on which the Common Shares are listed and in compliance with paragraph 7(1.4)(c) of the Income Tax Act (Canada) and/or with Code Section 409A and Treasury Regulations Section 1.409A-1(b)(5), to the extent applicable.

4.2	Effect of a Change of Control

Notwithstanding any other provision of this Plan, and subject to the provisions of the Addendum for U.S. Participants, in the event of a Change of Control, the surviving, successor or acquiring entity shall assume any outstanding Share Units or shall substitute similar share units for the outstanding Share Units. If the surviving, successor or acquiring entity does not assume the outstanding Share Units or substitute similar share units for the outstanding Share Units, or if the Board otherwise determines in its discretion, the Company shall give written notice to all Participants advising that the Plan shall be terminated effective immediately prior to the Change of Control and all RSUs (and related Dividend Share Units) and a specified number of PSUs (and related Dividend Share Units) shall be deemed to be vested and, unless otherwise settled, forfeited or cancelled in accordance with the terms of the Plan or the applicable Share Unit prior to the termination of the Plan, shall be settled immediately prior to the termination of the Plan. The number of PSUs which are deemed to be vested shall be determined by the Board, in its sole discretion, having regard to the level of achievement of the Performance Vesting Conditions prior to the Change of Control.

In the event of a Change of Control, the Board has the power to: (i) make such other changes to the terms of the Share Units as it considers fair and appropriate in the circumstances, provided such changes are not adverse to the Participants; (ii) otherwise modify the terms of the Share Units to assist the Participants to tender into a takeover bid or other arrangement leading to a Change of Control, and thereafter; and (iii) terminate, conditionally or otherwise, the Share Units not settled following successful completion of such Change of Control. If the Change of Control is not completed within the time specified therein (as the same may be extended), the Share Units which vest pursuant to this Section 4.2 shall be returned by the Company to the Participant and, if settled, the Common Shares issued on such settlement shall be reinstated as authorized but unissued Common Shares and the original terms applicable to such Share Units shall be reinstated.

4.3	Amendment and Termination

(a)

The Board may amend or suspend any provision of the Plan or any Share Unit, or terminate this Plan, at any time without security holder approval, subject to those provisions of applicable law and the rules, regulations and policies of any stock exchange on which the Common Shares are listed, if any, that require the approval of security holders or any governmental or regulatory body regardless of whether any such amendment or suspension is material, fundamental or otherwise, and notwithstanding any rule of common law or equity to the contrary. However, except as expressly set forth herein or as required pursuant to applicable law, no action of the Board or security holders may materially adversely alter or impair the rights of a Participant under any Share Unit previously granted to the Participant without the consent of the affected Participant. Without limiting the generality of the foregoing, the Board may make the following types of amendments to this Plan or any Share Units without seeking security holder approval:

(i)

amendments of a “housekeeping” or administrative nature, including any amendment for the purpose of curing any ambiguity, error or omission in this Plan or any Award Agreement or to correct or supplement any provision of this Plan or any Award Agreement that is inconsistent with any other provision of this Plan or any Award Agreement;

(ii)	amendments necessary to comply with the provisions of applicable law or the rules, regulations and policies of any stock exchange on which the Common Shares are listed;

(iii)	amendments necessary for Share Units to qualify for favourable treatment under applicable tax laws;

(iv)	amendments to the vesting provisions of this Plan or any Share Unit;

(v)	amendments to the termination or early termination provisions of this Plan or any Share Unit, whether or not such Share Unit is held by an Insider; and

(vi)	amendments necessary to suspend or terminate this Plan.

(b)	Security holder approval will be required for the following types of amendments:

(i)	any amendment to increase the maximum number of Common Shares issuable under this Plan, other than pursuant to Section 4.1;

(ii)

any amendment that would permit the introduction or reintroduction of non-employee directors as Eligible Persons on a discretionary basis or any amendment that increases the limits previously imposed on non-employee director participation;

(iii)	any amendment to the amendment provisions;

(iv)	any amendment which would allow for the transfer or assignment of Share Units under this Plan, other than for normal estate settlement purposes; and

(v)	amendments required to be approved by security holders under applicable law or the rules, regulations and policies of any stock exchange on which the Common Shares are listed.

4.4	Clawback

Notwithstanding any other provision of this Plan, any Share Unit which is subject to recovery or recoupment under applicable laws, stock exchange listing requirements or policies adopted by the Company, will be subject to such deductions and clawbacks as may be required pursuant to such laws, stock exchange listing requirements or policies.

4.5	Non-Exclusivity

Nothing contained herein shall prevent the Board from adopting other or additional compensation arrangements for the benefit of any Participant, subject to any required regulatory or shareholder approval.

4.6	Unfunded Plan

This Plan shall be unfunded and the Company will not secure its obligations hereunder. To the extent any individual holds any rights under the Plan, such rights (unless otherwise determined by the Board) shall be no greater than the rights of an unsecured general creditor of the Company.

4.7	Successors and Assigns

The Plan shall be binding on all successors and assigns of the Participating Companies and each Participant, including without limitation, the legal representative of a Participant, or any receiver or trustee in bankruptcy or representative of the creditors of a Participating Company or a Participant.

4.8	Transferability of Share Units

Rights of a Participant respecting Share Units shall not be transferable or assignable, except as provided in Section 3.2 or by will or the laws of descent and distribution.

4.9	No Special Rights

Nothing contained in the Plan or by the grant of any Share Units will confer upon any Participant any right to the continuation of the Participant’s employment by a Participating Company or any right to continue to serve as a consultant of a Participating Company or interfere in any way with the right of any Participating Company at any time to terminate a Participant’s employment or service or to increase or decrease the compensation of a Participant. Nothing in this Plan may be construed to provide any Participant with any rights whatsoever to compensation or damages in lieu of notice or continued participation in, or entitlements under, the Plan as a consequence of a Participant’s termination of employment (regardless of the reason for the termination and the party causing the termination, including a termination without Cause). Share Units shall not be considered Common Shares nor shall they entitle a Participant to any interest in or title to any Common Shares or to exercise voting rights or any other rights attaching to the Common Shares. Participation in the Plan by an Eligible Person shall be voluntary.

4.10	Other Employee Benefits

The amount of any compensation received or deemed to be received by a Participant as a result of his or her participation in the Plan will not constitute compensation, earnings or wages with respect to which any other employee benefits of that Participant are determined, including, without limitation, benefits under any bonus, pension, profit-sharing, insurance, termination, severance or salary continuation plan or any other employee benefit plans, nor under any applicable employment standards or other legislation, except as otherwise specifically determined by the Board.

4.11	Withholding Taxes

It is the responsibility of the Participant to complete and file any tax returns which may be required under Canadian, U.S. or other applicable jurisdiction’s tax laws within the periods specified in those laws as a result of the Participant’s participation in the Plan.

Notwithstanding any other provision of this Plan, a Participant shall be solely responsible for all Applicable Withholding Taxes resulting from his or her receipt of Common Shares or other property pursuant to this Plan, provided that for U.S. Participants, the Company will withhold the employer portion of any employer payroll taxes at the time of vesting. In connection with the settlement of Share Units pursuant to this Plan, a Participant shall, at the Participant’s discretion:

(a)

pay to the Company an amount as necessary so as to ensure that the Company is in compliance with the applicable provisions of any federal, provincial, local or other law relating to the Applicable Withholding Taxes in connection with such issuance;

(b)	authorize a securities dealer designated by the Company, on behalf of the Participant, to sell in the capital markets a portion of the Common Shares issued or received hereunder to realize cash proceeds to be used to satisfy the Applicable Withholding Taxes; or

(c)	make other arrangements acceptable to the Company to fund the Applicable Withholding Taxes.

4.12	No Liability

No Participating Company shall be liable to any Participant for any loss resulting from a decline in the market value of the Common Shares.

4.13	Government Regulation and Grant Restrictions

The Company’s obligation to issue and deliver Common Shares under any Share Unit is subject to: (i) the completion of such registration or other qualification of such Common Shares or obtaining approval of such regulatory authority as the Company shall determine to be necessary or advisable in connection with the authorization, issuance or sale thereof; (ii) the admission of such Common Shares to listing on any stock exchange on which such Common Shares may then be listed; and (iii) the receipt from the Participant of such representations, agreements and undertakings as to future dealings in such Common Shares as the Company determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction. The Company shall take all reasonable steps to obtain such approvals, registrations and qualifications as may be necessary for the issuance and delivery of such Common Shares in compliance with applicable securities laws and for the listing of such Common Shares on any stock exchange on which such Common Shares are then listed. Share Units may not be granted with a Grant Date or effective date earlier than the date on which all actions required to grant the Share Units have been completed.

4.14	Priority of Agreements

In the event of any inconsistency or conflict between the provisions of the Plan and any Award Agreement, the provisions of the Plan shall prevail. Unless otherwise provided herein, in the event of any inconsistency or conflict between the provisions of the Plan or any Award Agreement, on the one hand, and a Participant’s employment, service or consulting agreement or arrangement with a Participating Company, on the other hand, the provisions of the employment, service or consulting agreement or arrangement shall prevail.

4.15	Severability

The invalidity or unenforceability of any provision of the Plan shall not affect the validity or enforceability of any other provision and any invalid or unenforceable provision shall be severed from the Plan.

4.16	Effective Date

This Plan applies to Share Units granted hereunder on and after July 29, 2019.

ADDENDUM FOR U.S. PARTICIPANTS

SNDL INC.

RESTRICTED AND PERFORMANCE SHARE UNIT PLAN

The provisions of this Addendum apply to Share Units held by a U.S. Participant (or Participants who may become U.S. taxpayers) in order to avoid adverse or unintended tax consequences under Section 409A of the Code. All capitalized terms used in this Addendum but not defined in Section 1 below have the meanings attributed to them in the Plan. This Addendum shall have no other effect on any other terms and provisions of the Plan except as set forth below. The terms of this Addendum shall supersede the terms of the Plan to the extent necessary to eliminate inconsistencies between this Addendum and the Plan.

1.  Definitions

“409A Change of Control Event” means the change in the ownership or effective control of the Company, or a change in the ownership of a substantial portion of the assets of the Company, that constitutes a change-in-control event under Treasury Regulations Section 1.409A-3(i)(5), or any successor provision.

“Separation from Service” means, with respect to a U.S. Participant, any event that may qualify as a separation from service under Treasury Regulation Section 1.409A-1(h). A U.S. Participant shall be deemed to have separated from service if he or she dies, retires, or otherwise has a termination of employment as defined under Treasury Regulation Section 1.409A-1(h).

“Specified Employee” has the meaning set forth in Treasury Regulation Section 1.409A-1(i).

2.	Section 409A

2.1	Settlement Date

In no event shall a Settlement Date occur later than the last banking day of the calendar year following the applicable Vesting Date (or expiration of the applicable Performance Period, if later), or if later, the 15th day of the third month after the month following the applicable Vesting Date (or expiration of the applicable Performance Period, if later).

2.2	Separation from Service

To the extent that any payment or benefit described in the Plan constitutes “non-qualified deferred compensation” under Section 409A of the Code, and to the extent that such payment or benefit is payable upon a U.S. Participant’s termination of employment, then such payments or benefits shall be payable only upon a U.S. Participant’s Separation from Service.

2.3	Leave of Absence

In cases of voluntary and/or statutory leave of absence of the U.S. Participant, the length of which exceeds the threshold determined for the relevant type of leave in the applicable human resources policy at the time of the leave, the Company shall prorate and settle the U.S.

Participant’s Share Units after the end of each applicable Vesting Date or Performance Period on each applicable Settlement Date.

2.4	Specified Employees

If and to the extent that any payment or benefit is determined by the Company (a) to constitute “non-qualified deferred compensation” subject to Section 409A of the Code, (b) such payment or benefit is provided to a U.S. Participant who is a Specified Employee and (c) such payment or benefit must be delayed for six months from the Participant’s Termination Date (or an earlier date) in order to comply with Section 409A(a)(2)(B)(i) of the Code and not cause the Participant to incur any additional tax under Section 409A of the Code, then the Company shall delay making any such payment or providing such benefit until the expiration of such six month period.

2.5	Change of Control

Notwithstanding the terms of Section 4.2 of the Plan, if the Company engages in a Change of Control that does not constitute a 409A Change of Control Event, and the Board determines to accelerate the payment of any Share Units in connection with that Change of Control, the remaining unsettled Share Units shall be settled in accordance with their original terms, provided that achievement of Performance Vesting Conditions shall be determined by the Board, in its sole discretion, having regard to the level of achievement of the Performance Vesting Conditions prior to the event that does not constitute a 409A Change of Control Event. If settlement of any Share Units is accelerated in connection with a 409A Change of Control Event, any Share Units that are accelerated shall be settled no later than thirty (30) days after the effective date of the 409A Change of Control Event.

2.6	Compliance with 409A

If a Plan provision or Award Agreement contravenes any regulations or guidance promulgated under Section 409A of the Code or could cause any granted Share Units to be subject to taxes, interest or penalties under Section 409A of the Code, the Company may, in its sole discretion and without the U.S. Participant’s consent, modify the Plan or Award Agreement to: (i) comply with, or avoid being subject to, Section 409A of the Code, (ii) avoid the incurrence of additional taxes, interest or penalties under Section 409A of the Code, and (iii) maintain, to the maximum extent practicable, the original intent of the applicable term or provision of the Plan without contravening the provisions of Section 409A of the Code. Each payment pursuant to this Agreement is intended to constitute a separate payment for purposes of Treasury Regulation Section 1.409A-2(b)(2).

SCHEDULE A

PSU AGREEMENT

[Insert name of officer, employee or Consultant] (the “Participant”)

Pursuant to the Restricted and Performance Share Unit Plan (the “Plan”) of SNDL Inc. (the “Company”), and in consideration of services provided by the Participant to any Participating Company in respect of the ________ year, the Company hereby grants to the Participant on _________________, ________ (the “Grant Date”) _____ PSUs under the Plan.

The PSUs shall vest on _______________ (the “Vesting Date”). [NTD: Latest Vesting Date should be December 15 of the third year following the year in respect of which the Share Unit is granted.]

The Performance Period for this award is ∎ [Insert Date], to ∎ [Insert Date].

Vesting of the PSUs will be subject to the attainment of the following Performance Vesting Conditions:

[insert applicable performance vesting conditions and proportion of PSUs that vest depending on the attainment certain performance criteria.]

[NTD: Insert any non-solicit, non-compete or other restrictive covenants that apply in the event of Retirement.]

Capitalized terms used but not otherwise defined in this agreement shall have the meaning set out in the Plan.

The Company and the Participant understand and agree that the granting and settlement of the PSUs are subject to the terms and conditions of the Plan, all of which are incorporated into and form a part of this agreement.

SNDL INC. By:

Name:
Title:

The Participant agrees to the terms and conditions set out herein and confirms and acknowledges that the Participant has not been induced to enter into this agreement or acquire any Share Units by expectation of employment or service or continued employment or services with any Participating Company. The Participant confirms and acknowledges that the Participant has received and reviewed a copy of the Plan, including the early termination provisions set out in Section 3 of the Plan.

The Participant agrees to provide the Company with all information (including personal information, if applicable) required by the Company to administer the Plan. The Participant consents to the Company and any of its affiliates sharing and exchanging the Participant’s information held in order to administer and operate the Plan (including, if applicable, personal details, data relating to participation, salary, taxation and employment and sensitive personal data, including data relating to physical or mental health, criminal conviction or the alleged commission of offences) (“Information”) and providing the Board, the Company’s and/or any of its affiliates’ agents, officers, employees and/or third parties with Information for the administration and operation of the Plan and the Participant accepts that this may involve Information being sent to a country outside of Canada which may not have the same level of data protection laws as Canada, and law enforcement agencies in that country may access Information in accordance with local laws. The Participant acknowledges that the Participant has the right to request a list of the names and addresses of any potential recipients of Information and to review and correct Information by contacting the Participant’s local human resources or Participating Company representative. The Participant acknowledges that the collection, processing and transfer of Information is important to the Plan administration and that failure to consent to same may prohibit participation in the Plan or the Participant’s receipt of the Share Units. [NTD: For Employees and individual Consultants include the first signature line and for Consultant entities include the second signature line.]

Signature

Name (please print)

[CONSULTANT ENTITY]

By:
Name:
Title:

CHECK THE BOX BELOW IF APPLICABLE:

☐  I am a U.S. Participant and understand that my Share Units are subject to the terms and conditions of the Plan as modified by the Addendum to the Plan.

SCHEDULE B

RSU AGREEMENT

[Insert name of officer, employee or Consultant] (the “Participant”)

Pursuant to the Restricted and Performance Share Unit Plan (the “Plan”) of SNDL Inc. (the “Company”), and in consideration of services provided by the Participant to any Participating Company in respect of the ________ year, the Company hereby grants to the Participant on _________________, ________ (“Grant Date”) _____ RSUs under the Plan.

The RSUs shall vest on the following dates (each, a “Vesting Date”):

as to __________RSUs on [insert date that is one year after Grant Date];

as to __________RSUs on [insert date that is two years after Grant Date]; and

as to __________RSUs on [insert date that is three years after Grant Date];

[NTD: For any RSUs granted in connection with a Eligible Person’s election to defer bonus compensation pursuant to Section 2.2 of the Plan, the last Vesting Date must be shortened (i.e., cannot be the date that is three years after Grand Date) for Canadian taxpayers. The last Vesting Date cannot be later than December 15th of the second year following the year in which the Award Date occurs.]

[NTD: Insert any non-solicit, non-compete or other restrictive covenants that apply in the event of Retirement.]

Capitalized terms used but not otherwise defined in this agreement shall have the meaning set out in the Plan.

The Company and the Participant understand and agree that the granting and settlement of these RSUs are subject to the terms and conditions of the Plan, all of which are incorporated into and form a part of this agreement.

SNDL INC. By:

Name:
Title:

The Participant agrees to the terms and conditions set out herein and confirms and acknowledges that the Participant has not been induced to enter into this agreement or acquire any Share Units by expectation of employment or service or continued employment or services with any Participating Company. The Participant confirms and acknowledges that the Participant has received and reviewed a copy of the Plan, including the early termination provisions set out in Section 3 of the Plan.

The Participant agrees to provide the Company with all information (including personal information, if applicable) required by the Company to administer the Plan. The Participant consents to the Company and any of its affiliates sharing and exchanging the Participant’s information held in order to administer and operate the Plan (including, if applicable, personal details, data relating to participation, salary, taxation and employment and sensitive personal data, including data relating to physical or mental health, criminal conviction or the alleged commission of offences) (“Information”) and providing the Board, the Company’s and/or any of its affiliates’ agents, officers, employees and/or third parties with Information for the administration and operation of the Plan and the Participant accepts that this may involve Information being sent to a country outside of Canada which may not have the same level of data protection laws as Canada, and law enforcement agencies in that country may access Information in accordance with local laws. The Participant acknowledges that the Participant has the right to request a list of the names and addresses of any potential recipients of Information and to review and correct Information by contacting the Participant’s local human resources or Participating Company representative. The Participant acknowledges that the collection, processing and transfer of Information is important to the Plan administration and that failure to consent to same may prohibit participation in the Plan or the Participant’s receipt of the Share Units. [NTD: For Employees and individual Consultants include the first signature line and for Consultant entities include the second signature line.]

Signature

Name (please print)

[CONSULTANT ENTITY]

By:
Name:
Title:

CHECK THE BOX BELOW IF APPLICABLE:

☐  I am a U.S. Participant and understand that my Share Units are subject to the terms and conditions of the Plan as modified by the Addendum to the Plan.

SNDL INC.

PERFORMANCE AND RESTRICTED SHARE UNIT PLAN

ELECTION NOTICE FOR RESTRICTED SHARE UNITS

To SNDL Inc.,

Pursuant to the SNDL Inc. Restricted and Performance Share Unit Plan (the “Plan”), the undersigned hereby elects to receive [∎%] of the undersigned’s variable compensation in respect of the calendar year ending December 31, ∎, in the form of RSUs under the Plan. This election is irrevocable for the undersigned’s ∎ [Insert Year] annual incentive award.

Subject to the Plan, the RSUs awarded pursuant to this Election Notice will vest on the Vesting Date in the Grant Agreement, subject to an accelerated Vesting Date in accordance with Section 2.4 of the Plan.

All capitalized terms not defined in this Election Notice have the meaning set out in the Plan.

The undersigned understands and agrees that the granting and settlement of these RSUs are subject to the terms and conditions of the Plan, a copy of which is attached and all of which is incorporated into and forms a part of this Election Notice.

Name:

Date

NOTE: THIS ELECTION IS NOT AVAILABLE TO U.S. PARTICIPANTS.